   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1999

                                                        REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-4
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                               ------------------

                            TRUE TEMPER SPORTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3949                            52-2112620
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                             8275 TOURNAMENT DRIVE
                                   SUITE 200
                            MEMPHIS, TENNESSEE 38125
                           TELEPHONE: (901) 746-2000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ------------------
                                 FRED H. GEYER
                             8275 TOURNAMENT DRIVE
                                   SUITE 200
                            MEMPHIS, TENNESSEE 38125
                           TELEPHONE: (901) 746-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                    COPY TO:

                             FREDERICK TANNE, ESQ.
                                KIRKLAND & ELLIS
                              153 EAST 53RD STREET
                         NEW YORK, NEW YORK 10022-4675
                           TELEPHONE: (212) 446-4800
                               ------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                               ------------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                      PROPOSED            PROPOSED
                                                   AMOUNT              MAXIMUM             MAXIMUM            AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES                   TO BE          OFFERING PRICE         AGGREGATE         REGISTRATION
  TO BE REGISTERED                               REGISTERED          PER UNIT(1)      OFFERING PRICE(1)        FEE(2)
----------------------------------------------------------------------------------------------------------------------------
True Temper Sports, Inc.'s 10 7/8% Senior
  Subordinated Notes due 2008..............     $100,000,000           $1,000           $100,000,000           $27,800
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

*   Not Applicable.

(1) Estimated solely for the purpose of calculating the registration fee.

(2) Previously paid.
                               ------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1999

PROSPECTUS
FEBRUARY   , 1999

                               [TRUE TEMPER LOGO]

                            TRUE TEMPER SPORTS, INC.
                   OFFER FOR ALL OUTSTANDING 10 7/8% SERIES A
                 SENIOR SUBORDINATED NOTES DUE 2008 IN EXCHANGE
            FOR 10 7/8% SERIES B SENIOR SUBORDINATED NOTES DUE 2008

      THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
                                           , 1999,
                                UNLESS EXTENDED.
We will not receive any proceeds from the exchange of these notes.

THE COMPANY:

- We design, manufacture and market steel and graphite golf club shafts.

- True Temper Sports, Inc.
  8275 Tournament Drive, Suite 200
  Memphis, Tennessee 38125
  (901) 746-2000

PROPOSED TRADING FORMAT:

- The PORTAL market or directly with qualified buyers.

THE EXCHANGE OFFER:

- Offer for $100,000,000 in principal amount of outstanding 10 7/8% Series A Senior Subordinated Notes due 2008 in exchange for $100,000,000 in principal amount of 10 7/8% Series B Senior Subordinated Notes due 2008.

- The terms of the exchange notes are identical in all material respects to the terms of the outstanding old notes, except for certain transfer restrictions and registration rights pertaining to the old notes.

- This exchange offer will expire at 5 p.m. New York time on           , 1999
  unless extended.

TERMS OF THE EXCHANGE NOTES:

MATURITY:

December 1, 2008

REDEMPTION:

- We may redeem the exchange notes at any time on or after December 1, 2003.

- Before December 1, 2001, we may, subject to certain requirements, redeem up to 35% of the exchange notes so long as 65% remain outstanding immediately after the redemption. Before December 1, 2003, we may, subject to certain requirements, redeem all of the exchange notes in the event of a change of control.

MANDATORY OFFER TO REPURCHASE:

- If we sell all or substantially all of our assets, or experience specific kinds of changes in control of our company, we may be required to offer to repurchase the exchange notes.

SECURITY:

- The exchange notes are unsecured.

RANKING:

- These exchange notes rank:

  1. behind all of our current and future senior indebtedness, including all indebtedness under the senior bank facilities;

  2. behind any other indebtedness that we are permitted to incur under the terms of the indenture with the United States Trust Company of New York, as trustee, unless such indebtedness expressly provides that it is not senior to the exchange notes; and

  3. equal with all of our other current and future senior subordinated indebtedness.

INTEREST:

- Fixed annual rate of 10 7/8%.

- Paid every six months on June 1 and December 1.

THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[RED HERRING INFORMATION]

                               PROSPECTUS SUMMARY

     On the cover page and in this summary, the words "True Temper," "Company," "we," "our," "ours," and "us" refers only to True Temper Sports, Inc. The following summary contains basic information about this exchange offer. It probably does not contain all the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire document and the documents we have referred you to.

                                  THE COMPANY

     We are the world's leading designer, manufacturer and marketer of golf club shafts, with a worldwide market share of over 35%. Since the 1930s, we have manufactured golf club shafts under the widely recognized True Temper brand. In 1997, over 80% of our revenues were generated through the sale of steel golf club shafts, a market in which we have a worldwide share of over 60%, more than three times the share of the next largest steel shaft competitor. We are a major supplier of steel shafts to each of the top 20 golf club designers, including Callaway, PING, Titleist, Mizuno, Cobra, Wilson and TaylorMade. In addition, we are one of the leading manufacturers in the highly fragmented graphite golf club shaft market. We believe that we have become the market leader in the golf club shaft industry by: (i) capitalizing on our technological leadership and leveraging the True Temper brand to successfully introduce new products; (ii) differentiating our products on the basis of quality and performance; (iii) maintaining long-standing relationships with a highly diverse customer base; and
(iv) continuously improving the manufacturing process to reduce costs. For the twelve months ended September 29, 1998, we generated revenues and pro forma EBITDA (as defined) of $91.3 million and $23.4 million, respectively. For the same period, Adjusted EBITDA (as defined), which includes EBITDA from our acquisition of Grafalloy as well as certain anticipated cost savings, was $26.0 million.

     Our products include over 1,800 custom and 1,600 standard models of golf club shafts, including a full range of commercial and premium grade steel shafts and a full line of premium graphite shafts. We offer approximately 275 lines of steel shafts, including: (i) Dynamic Gold, the leading steel shaft on the Professional Golf Association ("PGA") Tour for the last 20 years; (ii) Sensicore, which utilizes the most innovative steel shaft technology introduced in the last 20 years; and (iii) co-branded products, including Callaway's Memphis 10, PING's JZ and ZZ Lite, and Wilson's Fat Shaft. From 1987 to 1997, our steel shafts were played by 40 of the PGA's 44 major championship winners, including each of the last 11 Masters champions. We also design, manufacture and market approximately 75 lines of premium graphite shafts, including EI-70, Dynamic Gold Graphite, Sensicore Graphite, Assailant, Regency, Release, Truelite and TT Lite. Our graphite shafts have a strong presence on the PGA Tour, where they are used by players such as Davis Love III, David Duval and Justin Leonard, each of whom won a PGA Tour event in 1997 using True Temper's graphite shafts.

     Since 1995, under the direction of a new senior management team led by Scott C. Hennessy, we have implemented a new business strategy to: (i) develop a customer-driven product segmentation strategy; (ii) increase research and development spending to design new, higher margin products with significant performance-enhancing characteristics; (iii) increase advertising and promotional spending to market our new products and support the True Temper brand; (iv) re-engineer the manufacturing process to improve product quality and reduce costs; and (v) increase our market share in under-penetrated international markets. We believe that as a result of such strategy, we have increased revenues and EBITDA, improved operating margins and gained market share. From 1995 to 1997, our revenues and EBITDA grew at compound annual growth rates ("CAGR") of 10.6% and 28.6%, respectively, and EBITDA margin increased from 16.2% to 21.9%. During the same period, our share of the steel shaft market grew from approximately 55% to over 60%. For the nine months ended September 29, 1998, our revenues and EBITDA increased 13.8% and 31.4%, respectively, over the comparable period in 1997, and EBITDA margin grew from 21.5% to 24.8%.

GOLF INDUSTRY GROWTH

     Golf participation in the United States reached record levels in 1997, with an estimated 547 million rounds of golf played, representing an approximately 15% increase over 1996. We believe that this increase reflects current trends that are driving the overall golf industry in general, and increased golf equipment sales in particular. Such trends include: (i) increased consumer spending since 1990 on recreational activities in general, and on golf equipment in particular; (ii) growth in the number of golf courses from 12,846 in 1990 to 14,602 in 1997, with projected record golf course openings in 1998; (iii) increased interest in golf by women, junior and minority golfers; (iv) projected population growth of golfers who are 40 to 60 years old, the segment of the population that generally plays the most rounds and spends the most on golf equipment; (v) projected population growth of individuals entering their 20s, the age when golfers generally begin playing golf; (vi) significant increases in consumer advertising by the golf equipment industry, from approximately $71 million in 1991 to approximately $175 million in 1997; and (vii) the rapid evolution of golf club designs and technology. From 1991 to 1997, the worldwide golf equipment market grew from $2.0 billion to $4.7 billion, representing a 15% CAGR. We believe that such industry trends will continue to increase the demand for golf clubs and True Temper's steel and graphite shafts.

THE GOLF CLUB SHAFT INDUSTRY

     The golf club shaft market is comprised primarily of steel and graphite shafts. The worldwide steel shaft market is highly concentrated, with the three largest competitors comprising an aggregate market share of approximately 96%. We believe that this concentration is due in part to the significant capital investment and customized manufacturing process required for the production of steel shafts. We have invested significant capital in its manufacturing facilities and estimate the replacement cost of machinery and equipment at our steel shaft manufacturing facility to be $50 million to $60 million. In addition, over the last 60 years, we have continually improved our manufacturing process to reduce costs and meet the stringent product specifications of our customers. We believe that our over 60% market share in steel golf club shafts, and our significant investment in equipment, product design and manufacturing innovation provide us with a significant advantage as a low cost producer in the steel shaft market. From 1995 to 1997, unit sales and dollar sales of our steel shafts increased at CAGRs of 12% and 17%, respectively.

     The production of graphite shafts is less capital intensive and requires a less customized manufacturing process than the production of steel shafts. The graphite shaft industry is highly fragmented and includes over 80 participants, with the top eight representing approximately 55% of the worldwide market. We compete primarily in the premium graphite shaft market by leveraging our brand, design expertise and manufacturing capabilities, including flag-wrapping and filament-winding. We are one of the few graphite shaft manufacturers that utilizes a filament-winding manufacturing process, which is more capital intensive and standardized than the flag-wrapping process used by most graphite shaft manufacturers. By employing the filament-winding process and proprietary advanced molding techniques, we can offer more consistent, higher-end graphite shafts primarily for use in woods.

     We believe that from 1991 to 1995, graphite shafts gained share of the overall shaft market due to the lightweight, vibration damping characteristics of graphite shafts, particularly for longer-shafted, larger-headed woods. Since 1995, however, the development of lower weight, higher performance steel shafts with greater consistency and durability has led to a renewed preference for steel shafts in the market for irons. We estimate that from 1995 to 1997, industry-wide unit sales of steel shafts increased approximately 18%, while unit sales of graphite shafts decreased approximately 3%. We expect that the shift in golfers' preferences for steel shafted irons will continue as we continue to develop (i) innovative, high performance steel shafts such as Sensicore, and
(ii) lightweight, high performance alternatives to graphite such as metal matrix composite shafts.

                           THE GRAFALLOY ACQUISITION

     On October 26, 1998, we acquired substantially all of the assets and assumed certain specified liabilities of Grafalloy Corporation ("Grafalloy"), a designer, manufacturer and distributor of composite golf club shafts located in El Cajon, California for approximately $6.2 million in cash. Since 1973, Grafalloy has designed, manufactured and marketed premium golf shafts, specializing in proprietary, performance enhancing designs, including its AttackLite, ProLite and SoLite lines of ultra-lightweight graphite shafts. We believe that our acquisition of Grafalloy will enhance our presence in the highly fragmented graphite shaft market. Since acquiring Grafalloy (the "Grafalloy Acquisition"), we have begun integrating its assets and operations into our own Company.
                            ------------------------

                             THE OLD NOTE OFFERING

OLD NOTES.....................   We sold the old notes on November 18, 1998
                                 pursuant to a purchase agreement. The initial purchasers subsequently resold the old notes to qualified institutional buyers pursuant to Rule
                                 144A under the Securities and Exchange Act and to a limited number of institutional accredited investors that agreed to comply with certain transfer restrictions and other conditions.

EXCHANGE AND REGISTRATION
RIGHTS AGREEMENT..............   As required in the purchase agreement, we and
                                 the initial purchasers entered into a
                                 registration rights agreement on November 23, 1998, which grants the holder of the notes certain exchange and registration rights. The exchange offer is intended to satisfy such exchange rights which terminate upon the consummation of the exchange offer.

                               THE EXCHANGE OFFER

SECURITIES OFFERED............   Up to $100,000,000 of Series B 10 7/8% Senior
                                 Notes due 2008. The terms of the exchange notes and old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.

THE EXCHANGE OFFER............   We are offering to exchange the old notes for
                                 exchange notes that are equal in principal amount. Old notes may be exchanged only in integral principal multiples of $1000. The issuance of the exchange notes is intended to satisfy our obligations under the registration rights agreement.

EXPIRATION DATE; WITHDRAWAL OF
  TENDER......................   Our exchange offer will expire on 5:00 p.m.,
                                 New York City time, on           , 1999, or
                                 such later date and time as we may extend. Your tender of old notes in accordance with our exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted by us for exchange for any reason will be returned to you without expense as promptly as possible after the expiration or termination of our exchange offer.

CERTAIN CONDITIONS TO THE
EXCHANGE OFFER................   Based on an interpretation by the staff of the
                                 Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe that the exchange notes issued by us pursuant to the exchange offer in exchange for the old notes may be offered for resale, resold and otherwise transferred by any holder thereof
                                 (other than any such holder which is our "affiliate" within the meaning of Rule 405 under the Securities and Exchange Act as amended) by you without compliance with the registration and prospectus delivery provisions of the Securities and Exchange Act, provided that such exchange notes are acquired in the ordinary course of your business and that you do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of such exchange notes. Our obligation to accept for exchange, or to issue the exchange notes in exchange for, any old notes is subject to certain customary condi-tions relating to compliance with any applicable law, or any applicable interpretation by any Staff of the Securities and Exchange Commission, or any order of any governmental agency or court of law. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

PROCEDURES FOR TENDERING
NOTES.........................   Each holder of old notes wishing to accept the
                                 exchange offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the old notes and any other required documentation to the exchange agent at the following addresses:

     By Overnight Courier:                   By Hand:             By Registered or Certified Mail:
  United States Trust Company      United States Trust Company      United States Trust Company
          of New York                      of New York                      of New York
    770 Broadway, 13th Floor               111 Broadway                     P.O. Box 844
    New York, New York 10003               Lower Level                     Cooper Station
 Attn: Corporate Trust Services      New York, New York 10006      New York, New York 10276-0844
                                  Attn: Corporate Trust Services   Attn: Corporate Trust Services
                                          By Facsimile:
                                           212-780-0592
                                  Attn: Corporate Trust Services

ACCEPTANCE OF NOTES AND
DELIVERY OF
  EXCHANGE NOTES..............   The Company will accept for exchange any and
                                 all notes which are properly tendered in the exchange offer prior to 5:00 p.m., New York
                                 City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See "The Exchange
                                 Offer -- Terms of the Exchange Offer."

USE OF PROCEEDS...............   We will not receive any cash proceeds from the
                                 exchange of notes pursuant to our exchange offer.

EXCHANGE AGENT................   United States Trust Company of New York is
                                 serving as the exchange agent in connection with our exchange offer.

FEDERAL INCOME TAX
CONSEQUENCES..................   The exchange of old notes pursuant to the
                                 exchange offer should not be a taxable event to you for federal income tax purposes.

                                  THE OFFERING

The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the old notes differed with respect to certain transfer restrictions and certain registration rights.

ISSUER........................   True Temper Sports, Inc.

TOTAL AMOUNT OF NOTES
OFFERED.......................   $100 million in principal amount of 10 7/8%
                                 Series B Senior Subordinated Notes due 2008.

MATURITY......................   December 1, 2008.

INTEREST......................   Annual rate: 10 7/8%.

                                 Payment frequency: every six months on June 1 and December 1.

                                 First payment: June 1, 1999.

OPTIONAL REDEMPTION...........   On or after December 1, 2003, we may redeem
                                 some or all of the exchange notes (and any outstanding old notes) at any time at the redemption prices listed in the section
                                 "Description of Notes" under the heading
                                 "Optional Redemption."

                                 Before December 1, 2001, we may, subject to certain requirements, redeem up to 35% of the exchange notes and old notes with the proceeds of certain public offerings of equity in our Company at the price listed in the section "Description of Notes" under the heading "Optional Redemption." If less than 65% of exchange notes and old notes will remain outstanding immediately after any such redemption, we cannot effect such redemption.

CHANGE OF CONTROL.............   Before December 1, 2003, we may, upon the
                                 occurrence of a change of control event, redeem all of the exchange notes (and any outstanding old notes) at a price listed in the section
                                 "Description of Notes" under the heading
                                 "Change of Control."

                                 We may be required to offer to repurchase the exchange notes (and such old notes) at a price listed in the section "Description of Notes" under the heading "Change of Control" if:

                                 - Prior to December 1, 2003, we do not exercise
                                   our option upon the occurrence of a change of control event to redeem the exchange notes (and any outstanding old notes), or

                                 - After December 1, 2003, a change of control
                                   event occurs.

RANKING OF THE EXCHANGE
NOTES.........................   These exchange notes will be (as are the old
                                 notes) senior subordinated debts.

                                 They rank behind all of our current and future senior indebtedness, including all indebtedness under the senior bank facilities;

                                 behind any other indebtedness that we are permitted to incur under the terms of the indenture with the United States Trust Company of New York, as trustee, unless such indebtedness expressly provides that it is not senior to the exchange notes; and

                                 equal with all of our other senior subordinated indebtedness.

                                 Assuming we had completed this exchange offer on September 29, 1998 and applied the proceeds as intended, the exchange notes would have been subordinated to $30.0 million of senior debt

                                 (excluding $7.5 million of senior debt that was borrowed primarily to finance our acquisition of Grafalloy.)

BASIC COVENANTS OF THE
  INDENTURE...................   We will issue the exchange notes under an
                                 indenture with United States Trust Company of
                                 New York, as trustee. The indenture will, among other things, place certain limitations on our ability, and the ability of some of our subsidiaries, to:

                                      - borrow money or make certain restricted
                                        payments,

                                      - change the nature of the business,

                                      - pay dividends on stock or repurchase
                                        stock and certain subordinated
                                        obligations,

                                      - enter into sale and leaseback
                                        transactions,

                                      - make investments,

                                      - enter into transactions with affiliates,

                                      - use assets as security in other
                                        transactions,

                                      - create liens, and

                                      - sell certain assets or merge with or
                                        into other companies.

                                 For more details, see the section "Description of Notes" under the heading, "Certain Covenants" and "Merger, Consolidation or Sale of Assets."

TRANSFER RESTRICTIONS.........   The exchange notes are new securities, and
                                 there is currently no established market for them. We do not intend to list the exchange notes on any securities exchange.

     The address for our Company is 8275 Tournament Drive, Suite 200, Memphis, Tennessee 38125 and the telephone number is (901) 746-2000.

                                  RISK FACTORS

     Holders of old notes should carefully consider all of the information set forth in this prospectus.

SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH YOUR INVESTMENT IN THE EXCHANGE NOTES.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

     Set forth below are summary historical and pro forma financial data of the Company. The historical financial data for the three fiscal years ended December 31, 1997 have been derived from, and should be read in conjunction with, the audited financial statements of the Company and related notes thereto included elsewhere in this prospectus. The historical financial data for the periods ended September 28, 1997 and September 29, 1998 have been derived from the unaudited financial statements of the Company. The unaudited pro forma financial data have been derived from the Unaudited Pro Forma Financial Information and the related notes thereto included elsewhere herein. The pro forma statement of operations data as of and for the periods presented give effect to the Transactions as if they were consummated at the beginning of the period indicated. See "The Transactions," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements and the related notes thereto, and the Unaudited Pro Forma Financial Information and the related notes thereto included elsewhere in this prospectus.

                                                                                                TWELVE
                                                                   NINE MONTHS ENDED            MONTHS
                                YEAR ENDED DECEMBER 31,      -----------------------------       ENDED
                             -----------------------------   SEPTEMBER 28,   SEPTEMBER 29,   SEPTEMBER 29,
                              1995       1996       1997         1997            1998            1998
                             -------    -------    -------   -------------   -------------   -------------
STATEMENT OF OPERATIONS DATA:
  Revenues.................  $67,531    $71,603    $82,597      $63,166         $71,892         $91,323
  Gross profit.............   18,303     21,975     28,711       21,405          26,584          33,890
  Selling, general and
     administrative
     expenses..............    9,668     11,145     13,324        9,771          10,446          13,999
  Allocated corporate
     expenses(1)...........    1,282        668        927          764             763             926
  Amortization of
     goodwill..............    3,775      3,746      3,746        2,811           1,848           2,783
  Goodwill writeoff(2).....       --         --         --           --          40,000          40,000
  Restructuring
     charges(3)............      421        492        520          520              --              --
  Operating income
     (loss)................    3,157      5,924     10,194        7,539         (26,473)        (23,818)
  Net income (loss)........      486      2,205      4,863        3,577         (32,362)        (31,076)
OTHER FINANCIAL DATA:
  EBITDA(4)................  $10,922    $13,725    $18,063      $13,591         $17,859         $22,331
  Cash from operating
     activities............    7,383      9,582     12,999        7,036           8,236          14,199
  Cash from (used in)
     investing
     activities............      699     (2,784)    (2,439)      (1,686)         (1,844)         (2,597)
  Cash from (used in)
     financing
     activities............   (8,154)    (6,462)   (10,054)      (6,134)         (6,607)        (10,527)
  EBITDA margin............     16.2%      19.2%      21.9%        21.5%           24.8%           24.5%
  Capital expenditures.....  $ 4,123    $ 2,784    $ 2,452      $ 1,686         $ 1,844         $ 2,610
PRO FORMA DATA:
  EBITDA(5)................       --         --    $18,569      $13,809         $18,688         $23,448
  EBITDA margin............       --         --       22.5%        21.9%           26.0%           25.7%
  Cash interest
     expense(6)............       --         --    $13,166      $ 9,874         $ 9,874         $13,166
  Adjusted EBITDA (7)......       --         --         --           --              --          26,001

                                                              AS OF SEPTEMBER 29, 1998
                                                              -------------------------
                                                              HISTORICAL     PRO FORMA
                                                              -----------    ----------
BALANCE SHEET DATA:
  Working capital(8)........................................   $ 10,046       $ 14,953
  Total assets..............................................    118,460        176,003
  Total debt(9).............................................        176        130,176
  Total stockholders' equity................................    107,747         34,879

------------------------------
 (1) The Company received certain services provided by Black & Decker that included cash management, tax reporting, risk management and internal audits. Charges for these corporate services were based upon a general allocation methodology determined by Black & Decker (used to allocate all corporate overhead expenses to Black & Decker's operating divisions), and have not necessarily been allocated on a basis which approximates the Company's estimated usage of such services.

 (2) In connection with Black & Decker's change in accounting policy with respect to the measurement of goodwill impairment, $40,000 of goodwill related to the Company was written off effective January 1, 1998, as a change in accounting estimate inseparable from a change in principle. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Financial Statements included elsewhere in this prospectus.

 (3) Reflects severance and other costs related to the consolidation of manufacturing and administrative facilities.

 (4) EBITDA represents operating income plus depreciation, amortization, restructuring charges and goodwill write-off. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") in the United States and is not indicative of operating income or cash flow from operations as determined under GAAP.

 (5) Pro forma EBITDA represents EBITDA plus: (i) corporate expenses and charges that historically have been allocated to the Company by Black & Decker; less (ii) the Company's estimate of its costs as a stand alone entity for the same services corresponding to such corporate expenses and charges. Pro forma EBITDA has not been reduced by the management fee payable under the Management Services Agreement (as defined), which is an obligation of the Company and is contractually subordinated to all obligations under the Notes and the Senior Credit Facilities.

 (6) Cash interest expense excludes amortization of deferred financing fees and other non-cash interest expenses.

 (7) Adjusted EBITDA represents pro forma EBITDA, as described in note (5), plus: (i) $1,193 of Grafalloy EBITDA for the latest twelve month period ended September 26, 1998 (unaudited); and (ii) $1,360 of anticipated net annual cost savings that the Company's management believes will occur as a result of the integration of Grafalloy operations into the Company. Such cost savings (i) include costs associated with the consolidation of redundant sales and manufacturing facilities, headcount reductions and materials purchasing savings, net of anticipated incremental on-going costs of integrating Grafalloy; and (ii) exclude the impact of anticipated one-time restructuring costs.

 (8) Working capital excludes cash and cash equivalents.

 (9) Total debt includes long-term debt, the current portion of long-term debt and capital lease obligations.

                                  RISK FACTORS

This prospectus includes "forward looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act including, in particular, the statements about the Company's plans, strategies, and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business". Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward looking statements we make in this prospectus are set forth below and elsewhere in this prospectus. All forward-looking statements attributable to the Company or persons acting on our behalf are expressly qualified in their entirety by the following cautionary statements. As used in this section, unless the context otherwise requires, the terms "Company," "we," "our," "ours," and "us" refer to True Temper Sports, Inc.

SUBSTANTIAL LEVERAGE -- OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT THE FINANCIAL HEALTH OF OUR COMPANY AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THESE EXCHANGE NOTES. We have now and, after the exchange offer, will continue to have a significant amount of indebtedness. The following chart presents our total indebtedness and our indebtedness senior to the exchange notes on a pro forma basis as of September 29, 1998, both of which include the debt ($7.5 million of term loans) incurred in connection with our acquisition of Grafalloy.

                                                                        AT SEPTEMBER 29, 1998
                                                                        ---------------------
Total indebtedness..........................................               $137.7 million
Indebtedness senior to the exchange notes...................               $ 37.5 million

Our substantial indebtedness could have important consequences to you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to these exchange notes;

     - increase our vulnerability to general adverse economic and industry conditions;

     -  increase our vulnerability to increases in interest rates;

     - limit our ability to fund future working capital, capital expenditures, research and development costs, acquisitions and other general corporate requirements;

     - require a substantial portion of our cash flow from operations for debt payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, acquisitions and other general corporate purposes;

     - limit our flexibility to plan for, or react to, changes in our business and the industry in which we operate;

     - place us at a competitive disadvantage compared to our competitors that have less debt; and

     -  limit our ability to borrow additional funds.

Any of the above listed factors could materially adversely affect us. See "Description of the Senior Credit Facilities" and "Description of Exchange Notes."

ABILITY TO SERVICE DEBT -- TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL. Our ability to make payments on and to refinance our indebtedness, including these exchange notes, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our senior bank facilities will be adequate to meet our future liquidity needs.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior bank facilities in an amount sufficient to enable us to pay our indebtedness, including these exchange notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these exchange notes on or before maturity. We might not be able to refinance any of our indebtedness, including our senior bank facilities and these exchange notes, on commercially reasonable terms or at all.

SUBORDINATION -- YOUR RIGHT TO RECEIVE PAYMENTS ON THESE EXCHANGE NOTES IS JUNIOR TO ALL OF OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS. These exchange notes rank behind all of our existing and future senior indebtedness, including all indebtedness under the senior bank facilities, and any other indebtedness that we are permitted to incur under the terms of the indenture unless such future indebtedness expressly provides that it ranks equal with, or subordinated in right of payment to, the exchange notes. As a result, upon any distribution to our creditors in a bankruptcy or similar proceeding relating to us, the holders of senior indebtedness of our company will be entitled to be paid in full in cash before any payment may be made with respect to these exchange notes. See "Description of Notes" under the heading "Subordination."

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to our Company, holders of the exchange notes will participate with all other holders of subordinated indebtedness of our Company in the assets remaining after we have paid all of the senior debt. Because our senior debt must be paid first, you may receive less than holders of senior debt in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors, therefore, holders of exchange notes may receive ratably less than the holders of senior debt.

DEPENDENCE ON DISCRETIONARY CONSUMER SPENDING -- SALES OF GOLF CLUBS ARE DEPENDENT ON DISCRETIONARY CONSUMER SPENDING WHICH MAY BE AFFECTED BY GENERAL ECONOMIC CONDITIONS SUCH AS A DECREASE IN CONSUMER SPENDING ON GOLF EQUIPMENT. In addition, our future results of operations could be affected adversely by a number of other factors that influence discretionary consumer spending including, unseasonal weather patterns, demand for our existing and future products, new product introductions by our competitors, an overall decline in participation in golf activities, shifting consumer preferences for graphite, steel golf club shafts or other materials that we currently do not produce, and competitive pressures that otherwise result in lower than expected average selling prices. Any one or more of these factors could result in our failure to achieve our expectations as to future sales or earnings. Because most operating expenses are relatively fixed in the short-term, we may be unable to adjust spending to compensate for any unexpected sales shortfall, which could adversely affect our results of operations.

NEW PRODUCT INTRODUCTION -- BECAUSE THE INTRODUCTION OF NEW GOLF CLUB SHAFTS USING STEEL, GRAPHITE OR OTHER COMPOSITE MATERIALS IS CRITICAL TO OUR FUTURE SUCCESS, OUR CONTINUED GROWTH WILL DEPEND, IN LARGE PART, ON OUR ABILITY TO SUCCESSFULLY DEVELOP AND INTRODUCE NEW PRODUCTS IN THE MARKETPLACE. There can be no assurance that we will continue to develop competitive products, develop or use technology on a timely or competitive basis or otherwise respond to emerging market trends. Should golf consumers prefer to use golf clubs made from materials other than steel or graphite, there could be a material adverse effect on the results of our operations. In addition, the design of new golf clubs is also greatly influenced by the rules and interpretations of the U.S. Golf Association ("USGA"). Although the golf equipment standards established by the USGA generally apply mainly to competitive events sanctioned by that organization, we believe that it is critical for our future success that our new shafts comply with USGA standards. No assurance can be given that any new products will receive USGA approval or that existing USGA standards will not be altered in ways that adversely affect the sales of our products.

LABOR RELATIONS -- IF ANY LABOR DISRUPTION OR WORK STOPPAGES AFFECT OUR EMPLOYEES, THE RESULTS OF OUR OPERATION COULD BE ADVERSELY AFFECTED. At September 29, 1998, we employed approximately 612 full-time individuals. Of these, approximately 430 hourly employees at our Amory, Mississippi facility are represented by the United Steel Workers of America. Although we believe that relations with our employees and the union are generally good, there can be no assurance that we will not be subject to work stoppages or other labor disruption and, if such events were to occur, that there would not be a material adverse effect on our results of our operations. See "Business -- Employees."

NO INDEPENDENT OPERATING HISTORY -- WHEREAS IN THE PAST WE HAVE BENEFITED FROM BLACK & DECKER'S PROVISION OF GENERAL AND ADMINISTRATIVE SERVICES, THERE IS NO ASSURANCE, IN THE ABSENCE OF A LONG-TERM AGREEMENT BETWEEN US AND BLACK & DECKER FOR THE SUPPLY OF SUCH SERVICES SUBSEQUENT TO THE OFFERING, THAT SUCH SERVICES WILL BE OBTAINED AT FAVORABLE PRICES. These services include treasury, tax, risk management, employee benefits administration, certain legal services, internal audit and other administrative functions. Our company and Black & Decker are entering into a transition services agreement pursuant to which Black & Decker will continue to provide us with some of these services for up to 12 months after the closing of the offering. See "Certain Relationships and Related Transactions -- Transition Services Agreement."

COMPETITION -- THE COMPANY OPERATES IN A HIGHLY COMPETITIVE ENVIRONMENT AND COMPETES AGAINST A NUMBER OF ESTABLISHED COMPANIES. In addition, we also compete indirectly with golf club manufacturers that produce shafts internally and face potential competition from golf club manufacturers that currently purchase golf club shaft components from third parties but which may have, develop or acquire the ability to manufacture shafts internally. See "Business -- Competition."

FLUCTUATIONS IN COST AND AVAILABILITY OF RAW MATERIAL -- WE ARE SUBJECT TO PRICE INCREASES IN RAW MATERIALS USED IN THE MANUFACTURE OF GOLF CLUB SHAFTS AND TO DELAYS IN RECEIVING SUPPLIES OF SUCH MATERIALS. Golf club shaft raw materials, principally steel and a graphite fiber composite known as "prepreg", represent a significant portion of the manufacturing cost of a golf club shaft. Since our company is dependent upon certain domestic suppliers for steel and graphite prepreg, we are subject to price increases and delays in receiving supplies which could have a material adverse effect on our results of operations.

Materials needed to produce our MMC products, which are expected to be introduced in 1999, are currently obtained from one supplier. There can be no assurance that we will continue to obtain such materials on favorable terms or at all. The failure to obtain such materials could have a material adverse effect on our results of operations. See "Business -- Manufacturing -- Raw Materials."

INTEGRATION OF ACQUISITIONS -- THE INTEGRATION AND CONSOLIDATION OF ANY FUTURE ACQUISITIONS OF COMPLEMENTARY SERVICES, TECHNOLOGIES, PRODUCT DESIGNS OR BUSINESSES MAY REQUIRE SUBSTANTIAL MANAGEMENT, FINANCIAL AND OTHER RESOURCES. THE DIVERSION OF THESE RESOURCES AND THE INCREASED SIZE OF OUR COMPANY MAY SUBJECT US TO OPERATIONAL RISKS. Acquisitions involve numerous risks, including, among others, loss of key personnel of the acquired company, the difficulty associated with assimilating the personnel and operations of the acquired company, the potential disruption of our ongoing business, the maintenance of uniform standards, controls, procedures and policies, and the impairment of our reputation and relationships with employees and customers. In addition, any future acquisitions could increase our indebtedness or contingent liabilities, any of which could have a material adverse effect on our results of operations.

PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY -- OUR ABILITY TO COMPETE DEPENDS ON OUR ABILITY TO MAINTAIN THE PROPRIETARY NATURE OF OUR TECHNOLOGIES AND PRODUCTS. THERE CAN BE NO ASSURANCE THAT THE PATENTS WE HOLD RELATING TO CERTAIN OF OUR PRODUCTS AND PROPRIETARY TECHNOLOGIES OFFER COMPLETE PROTECTION. We currently hold 12 U.S. patents relating to various products and proprietary technologies, including the Sensicore technology, and have ten patent applications pending. There can be no assurance, however, as to the degree of protection afforded by these patents or as to the likelihood that patents will be issued from the pending patent applications. Moreover, these patents may have limited commercial value or may not protect our products. Additionally, the U.S. patents that we hold do not preclude competitors from developing or marketing products similar to our products in international markets.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS -- WE ARE SUBJECT TO FEDERAL, STATE, AND LOCAL ENVIRONMENTAL AND WORKPLACE HEALTH AND SAFETY LAWS, REGULATIONS AND REQUIREMENTS WHICH, IF CONTRAVENED, COULD RESULT IN SIGNIFICANT COSTS TO OUR COMPANY. Although we believe we are in material compliance with all such laws, regulations and requirements, instances of noncompliance could occur or be identified in the future. The penalties or corrective action costs associated with noncompliance could be material. In addition, we may receive notices of potential liability pursuant to federal or state laws for cleanup costs associated with waste recycling or disposal facilities at which wastes associated with our operations have allegedly come to be located. See "Business -- Environmental, Health and Safety Matters."

RESTRICTIONS IMPOSED BY THE SENIOR CREDIT FACILITIES AND THE INDENTURE -- WE ARE SUBJECT TO RESTRICTIONS CONTAINED IN OUR SENIOR BANK FACILITIES AND IN THE INDENTURE. FAILURE TO COMPLY WITH ANY OF THE RESTRICTIONS COULD RESULT IN ACCELERATION OF OUR DEBT. Our senior bank facilities and the indenture restrict our ability to:

     -  incur additional indebtedness,

     -  pay dividends and make distributions,

     -  make certain investments, loans, or advances,

FINANCING CHANGE OF CONTROL OFFER -- WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE REPURCHASE OPTION CONTAINED IN THE
INDENTURE. Upon the occurrence of certain specific kinds of change of control events, you will have the right to require us to repurchase all or a portion of your exchange notes. The repurchase price will be 101% of the face value of the exchange note, plus any accrued and unpaid interest. However, it is possible that we will not have sufficient funds at the time of the change of control event to make the repurchases or that restrictions in our senior bank facilities will not allow us to make such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change of control" under the indenture. See "Description of the Senior Credit Facilities" and "Description of Notes -- Change of Control."

DEPENDENCE ON KEY PERSONNEL -- THE RESULTS OF OUR OPERATIONS DEPEND UPON OUR ABILITY TO MAINTAIN CERTAIN KEY PERSONNEL AND TO RECRUIT AND RETAIN OTHER HIGHLY QUALIFIED EMPLOYEES. OUR ABILITY TO MAINTAIN OUR COMPETITIVE POSITION IN THE FUTURE DEPENDS UPON OUR SUCCESS IN MAINTAINING CERTAIN KEY SENIOR MANAGEMENT AND ATTRACTING AND RETAINING OTHER HIGHLY QUALIFIED MANAGERIAL AND MANUFACTURING PERSONNEL. LOSS OF KEY PERSONNEL AND/OR OUR FAILURE TO IDENTITY AND RECRUIT HIGHLY QUALIFIED PERSONNEL COULD MATERIALLY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS. SEE "MANAGEMENT."

CONTROL BY PRINCIPAL STOCKHOLDERS -- FOLLOWING THE OFFERING, CORNERSTONE EQUITY INVESTORS AND EII WILL BENEFICIALLY OWN APPROXIMATELY 89% AND 6%, RESPECTIVELY, OF THE VOTING POWER OF THE COMMON STOCK OF TRUE TEMPER CORPORATION, THE COMPANY THAT HOLDS ALL OF OUR COMPANY'S CAPITAL STOCK. ACTING COLLECTIVELY, THESE INVESTORS WILL INDIRECTLY HAVE THE ABILITY TO ELECT THE ENTIRE BOARD OF DIRECTORS AND CONTROL OUR AFFAIRS AND POLICIES. Circumstances may occur in which the interests of these stockholders could be in conflict with the interests of the holders of the exchange notes. In addition, Cornerstone Equity Investors and these certain other investors may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of the exchange notes. See "Management," "Security Ownership of Certain Beneficial Owners and Management," and "Certain Relationships and Related Transactions."

DEPENDENCE ON MANUFACTURING CAPABILITIES -- WE OPERATE TWO MANUFACTURING FACILITIES WHICH WE BELIEVE ARE MORE THAN ADEQUATE TO MEET OUR CURRENT PRODUCTION DEMANDS. THE LOSS OF ANY ONE OF THESE FACILITIES OR THE INABILITY TO MEET FUTURE DEMAND, HOWEVER, COULD HAVE AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS. See "Business -- Manufacturing."

FRAUDULENT TRANSFER -- FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID SUBORDINATE CLAIMS IN RESPECT OF THE NOTES AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS RECEIVED. Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, claims in respect of the exchange notes could be subordinated to all of our other debts if, among other things:

     - We incurred such indebtedness with the intent of hindering, delaying or defrauding then-existing or future creditors;

     - We received less than reasonably equivalent value or fair consideration for incurring such indebtedness and, at the time of the incurrence of such indebtedness, we:

         1.  were insolvent or rendered insolvent by reason of such incurrence;

         2. were engaged in a business or transaction for which the assets remaining with our company constituted unreasonably small capital; or

         3. intended to incur, or believed that we would incur, debts beyond our ability to pay as they mature; or

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

     - the sum of our debts, including contingent liabilities, was greater than the fair saleable value of all of our assets; or

     - if the present fair saleable value of our assets were less than the amount that would be required to pay the probable liability on our existing debts, including contingent liabilities, as they become absolute and mature; or

     -  we could not pay our debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that we, will not be insolvent, will not have unreasonably small capital for the business in which we are engaged and will not have incurred debts beyond our ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

NO PRIOR MARKET FOR EXCHANGE NOTES -- YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THESE EXCHANGE NOTES. Prior to this offering, there was no public market for these exchange notes. We have been informed by the underwriter that it intends to make a market in these exchange notes after this offering is completed. However, the underwriter may cease its market-making at any time. In addition, the liquidity of the trading market in these exchange notes, and the market price quoted for these exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects, or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for these exchange notes.

YEAR 2000 ISSUE. The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results. Currently, many computer \systems and software products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. If we, or third parties with which we do business, fail to comply with Year 2000 requirements our company could be materially adversely impacted.

                                THE TRANSACTIONS
THE RECAPITALIZATION

     Pursuant to the Recapitalization Agreement, True Temper Corporation ("TTC") was recapitalized in a transaction in which: (i) prior to the closing of the transactions (the "Closing") contemplated by the Recapitalization (the "Recapitalization"), Black & Decker caused its wholly-owned subsidiaries, Emhart Industries, Inc. ("EII") and Emhart Inc. ("EI"), to contribute to TTC certain assets used exclusively in or relating exclusively to the business of the Company as conducted by Black & Decker and its subsidiaries prior to the Recapitalization in exchange for shares of TTC's common stock, $0.01 par value per share ("TTC Common Stock"), and shares of TTC's senior preferred stock, $0.01 par value per share (the "Preferred Stock"); (ii) prior to the Closing, Black & Decker caused certain of its other subsidiaries to contribute to TTC certain assets used exclusively in the Company's business in exchange for promissory notes of TTC payable at Closing and the assumption by the Company of certain liabilities (the assets described in clause (i) and (ii), collectively, the "Assets"); (iii) TTC contributed the Assets to the Company as a capital contribution; (iv) TTC used the net proceeds of the Bridge Note and the Seller Note and borrowings under the Senior Credit Facilities to redeem a portion of the equity interests held by EI and EII and to repay the promissory notes; and
(v) TTS LLC, an investment vehicle affiliated with Cornerstone Equity Investors, L.L.C. and Goldman Sachs & Co. (the "Equity Investor"), purchased a portion of the equity interests held by EI and EII (the "Equity Investor Contribution"). As a result of the Recapitalization and the Offering, the Equity Investor and EII own indirectly securities representing approximately 89% and 6%, respectively, of the voting power of TTC's outstanding capital stock. In addition, in connection with the Recapitalization, the Company's management (the "Management Investors") acquired common stock representing approximately 5% of the voting power of TTC's outstanding capital stock (the "Management Contribution"). The transactions contemplated by the Recapitalization Agreement were funded by: (i) the net proceeds from the Bridge Note (as defined) and the Seller Note (as defined); (ii) $30.0 million of borrowings by the Company under the term loan facilities of the Senior Credit Facilities; (iii) a $58.7 million equity investment by the Equity Investor in TTC; (iv) a management equity investment of $0.4 million; and (v) equity of TTC held by EII having an imputed value of $3.7 million (the "Retained Equity"). The Recapitalization and the transactions described above are collectively referred to herein as the "Transactions."

THE BRIDGE NOTE AND THE SELLER NOTE

     In order to fund a portion of the Recapitalization (i) the Company issued $100.0 million of Senior Subordinated Increasing Rate Notes (the "Bridge Note") to True Temper Funding, Inc., an affiliate of the Initial Purchaser, and (ii) TTC issued Senior Increasing Rate Discount Notes (the "Seller Note") to EI.

     The Bridge Note was cancelled on November 23, 1998 upon payment of $100.0 million plus accrued interest by the Company to True Temper Funding Inc. The Seller Note bears interest equal to the greater of The Bank of New York's prime rate as in effect from time to time plus 2.00% (which rate would be subject to increase beginning March 31, 1999) or 9.75% per annum as of November 18, 1998. Interest on the Seller Note accrues and is not payable in cash until its maturity date, September 30, 2009.

SENIOR CREDIT FACILITIES

     As part of the Transactions, the Company entered into a credit agreement (the "Senior Credit Facilities") with a syndicate of financial institutions (the "Lenders") for which Donaldson, Lufkin & Jenrette Securities Corporation acted as arranger (the "Arranger") and DLJ Capital Funding, Inc. acted as documentation and syndication agent (the "Syndication Agent"). The Senior Credit Facilities are comprised of a non-amortizing Revolving Credit Facility of up to $20.0 million (the "Revolving Credit Facility") and Term Loans in an aggregate principal amount of $37.5 million, consisting of a $10.0 million Term A Loan Facility due 2004 (the "Term A Loan") and a $27.5 million Term B Loan Facility due 2005 (the "Term B Loan" and together with the Term A Loan, the "Term Loans"). The borrowings under the Senior Credit Facilities together with the aggregate gross proceeds from the Bridge Note and the Seller Note, the Equity Investor Contribution, the Management Contribution and the Retained Equity were used to consummate the Recapitalization and the Grafalloy Acquisition and to pay fees and expenses related to the Transactions and the Grafalloy Acquisition. In addition, the Senior Credit Facilities will provide financing for future working capital, capital expenditures and other general corporate purposes. See "Management's Discussion and

Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Senior Credit Facilities."

                                USE OF PROCEEDS

     The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement. We will not receive any cash proceeds from the issuance of the Exchange Notes in the Exchange Offer.

     The net proceeds from the sale of the old Notes on November 18, 1998, after deducting expenses of the Offering, including discounts to the Initial Purchaser, were approximately $96.2 million. The net proceeds, together with borrowings under the Senior Credit Facilities, were used to repay all amounts outstanding under the Bridge Note. Gross proceeds from the Bridge Note, the Seller Note and borrowings under the Senior Credit Facilities were distributed to TTC as a cash dividend, and together with the Equity Investor Contribution, the Management Contribution and the Retained Equity, were used to consummate the Recapitalization, to fund the acquisition of Grafalloy by the Company and to pay fees and expenses in connection with the Transactions and the Grafalloy Acquisition. See "The Transactions."

     The Seller Note bears interest equal to the greater of The Bank of New York's prime rate as in effect from time to time plus 2.00% (which rate would be subject to increase beginning March 31, 1999) or 9.75% per annum as of November 18, 1998. Interest on the Seller Note accrues and is not payable in cash until its maturity date, September 30, 2009. The Seller Note is held by Emhart, Inc., an affiliate of Black & Decker.

     The following table sets forth estimated sources and uses of funds in connection with the Recapitalization.

                                                                AS OF SEPTEMBER 29, 1998
                                                                ------------------------
                                                                 (DOLLARS IN MILLIONS)
SOURCES OF FUNDS(1):
Senior Credit Facilities:
  Revolving Credit Facility(2)..............................            $    --
  Term Loans(3).............................................               30.0
Notes.......................................................              100.0
Seller Note.................................................               25.0
Equity Investment(4)........................................               62.8
                                                                        -------
          Total sources.....................................            $ 217.8
                                                                        =======
USES OF FUNDS(1):
Recapitalization............................................            $ 204.5
Transaction expenses(5).....................................               13.3
                                                                        -------
          Total uses........................................            $ 217.8
                                                                        =======

---------------
(1) Assumes that the Notes were issued and borrowings under the Senior Credit Facilities were made on September 29, 1998 and, accordingly, does not reflect the issuance of the Bridge Note as a source of funds or the repayment of the Bridge Note as a use of funds.

(2) Following the Transactions, the Revolving Credit Facility had total availability of $20.0 million, subject to satisfaction of certain conditions. See "Description of Senior Credit Facilities."

(3) Borrowings under the Term Loans were distributed to TTC in the form of a cash dividend. Additionally, $7.5 million was borrowed by us under the Term Loans on September 30, 1998 primarily to fund the Grafalloy Acquisition.

(4) Comprised of gross proceeds from the Equity Investor Contribution of $58.7 million, the Management Contribution of $0.4 million and Retained Equity having an imputed value of $3.7 million.

(5) Reflects fees and expenses related to the Transactions and the Offering.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Company as of September 29, 1998 and pro forma capitalization as adjusted to give effect to the Transactions and the Offering, but not the acquisition of Grafalloy, as if they had occurred on September 29, 1998. This table should be read in conjunction with the "Selected Historical Financial Data," the Financial Statements of the Company and notes related thereto and the Unaudited Pro Forma Financial Information of the Company and notes related thereto included elsewhere in this prospectus.

                                                              AS OF SEPTEMBER 29, 1998
                                                              -------------------------
                                                              ACTUAL         PRO FORMA
                                                              -------        ----------
                                                                (DOLLARS IN MILLIONS)
Total debt:
Senior Credit Facilities:
  Revolving Credit Facility(1)(2)...........................  $   --          $    --
  Term Loans(2).............................................      --             30.0
Notes offered hereby........................................      --            100.0
Other(3)....................................................     0.2              0.2
                                                              ------          -------
          Total debt........................................     0.2            130.2
Stockholders' equity(4).....................................   107.7             34.9
                                                              ------          -------
          Total capitalization..............................  $107.9          $ 165.1
                                                              ======          =======

------------------------------
(1) The Revolving Credit Facility, which provides for revolving loans in the aggregate principal amount of $20.0 million, was undrawn at the closing of the Transactions.

(2) Borrowings under the Term Loans were distributed to TTC in the form of a cash dividend. Additionally, $7.5 million was borrowed under the Term Loans on September 30, 1998 primarily to fund the acquisition of Grafalloy.

(3) Represents capital lease obligations.

(4) For the pro forma effect to stockholders' equity, see Note (e) to the Unaudited Pro Forma Condensed Balance Sheet included in the Unaudited Pro Forma Financial Information included elsewhere in this Prospectus.

                       SELECTED HISTORICAL FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

     Set forth below are selected historical financial and other financial data of the Company for the five fiscal years ended December 31, 1997 and for the nine-month periods ended September 28, 1997 and September 29, 1998. The historical financial data for the three years ended December 31, 1997 have been derived from, and should be read in conjunction with, the audited financial statements of the Company and related notes thereto included elsewhere in this prospectus. The historical financial data at and for the two fiscal years ended December 31, 1994, and the periods ended September 28, 1997 and September 29, 1998 are derived from unaudited financial statements. See "The Transactions," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the related notes thereto included elsewhere in this prospectus.

                                                                                               NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                  -----------------------------
                                  ----------------------------------------------------   SEPTEMBER 28,   SEPTEMBER 29,
                                    1993       1994       1995       1996       1997         1997            1998
                                  --------   --------   --------   --------   --------   -------------   -------------
STATEMENT OF OPERATIONS
  DATA:
  Revenues..................      $ 78,980   $ 76,505   $ 67,531   $ 71,603   $ 82,597      $63,166        $ 71,892
  Gross profit..............        17,988     20,986     18,303     21,975     28,711       21,405          26,584
  Selling, general and
    administrative
    expenses................        10,935      9,998      9,668     11,145     13,324        9,771          10,446
  Allocated corporate
    expenses(1).............         1,132      1,445      1,282        668        927          764             763
  Amortization of
    goodwill................         3,775      3,775      3,775      3,746      3,746        2,811           1,848
  Goodwill writeoff(2)......            --         --         --         --         --           --          40,000
  Restructuring
    charges(3)..............        13,000      2,579        421        492        520          520              --
  Operating income (loss)...       (10,854)     3,189      3,157      5,924     10,194        7,539         (26,473)
  Net income (loss).........        (8,194)       491        486      2,205      4,863        3,577         (32,362)
OTHER FINANCIAL DATA:
  EBITDA(4).................      $  9,710   $ 12,944   $ 10,922   $ 13,725   $ 18,063      $13,591        $ 17,859
Cash from operating
  activities(5).............            --         --      7,383      9,582     12,999        7,036           8,236
Cash from (used in)
  investing activities(5)...            --         --        699     (2,784)    (2,439)      (1,686)         (1,844)
Cash from (used in)
  financing activities(5)...            --         --     (8,154)    (6,462)   (10,054)      (6,134)         (6,607)
  EBITDA margin(4)..........          12.3%      16.9%      16.2%      19.2%      21.9%        21.5%           24.8%
  Depreciation and
    amortization............      $  7,564   $  7,176   $  7,344   $  7,309   $  7,349      $ 5,532        $  4,332
  Capital expenditures......         5,737      3,370      4,123      2,784      2,452        1,686           1,844
  Ratio of earnings to fixed
    charges(6)..............            --       26.0x      29.0x      52.0x      85.0x        85.0x             --
BALANCE SHEET DATA (AT END
  OF PERIOD):
  Working capital (deficit)(7)... $ (3,669)  $    616   $  6,604   $  6,627   $  6,418      $ 7,607        $ 10,046
  Total assets..............       194,650    188,292    168,533    163,186    160,341      159,031         118,460
  Total debt(8).............            --         --         --        362        349          398             176
  Total stockholders'
    equity..................       186,374    169,552    158,164    151,907    146,716      147,691         107,747

------------------------------
(1) True Temper received certain services provided by Black & Decker that included cash management, tax reporting, risk management and internal audit. Charges for these corporate services were based upon a general allocation methodology determined by Black & Decker (used to allocate all corporate overhead expenses to Black & Decker's operating divisions), and have not necessarily been allocated on a basis which approximates True Temper's estimated usage of such services.

(2) In connection with Black & Decker's change in accounting policy with respect to the measurement of goodwill impairment, $40,000 of goodwill related to True Temper was written off, effective January 1, 1998, as a change in accounting estimate inseparable from a change in principle. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Financial Statements included elsewhere in this prospectus.

(3) Reflects severance and other costs related to the consolidation of manufacturing and administrative facilities.

(4) EBITDA represents operating income plus depreciation, amortization, restructuring charges and goodwill write-off. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP in the United States and is not indicative of operating income or cash flow from operations as determined under GAAP.

(5) Financial information relating to cash from operating, investing and financing activities for 1993 and 1994 is not readily available and thus has not been included.

(6) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense and the portion of rental expense that the Company believes is representative of the interest component of rental expense. Earnings were not sufficient to cover fixed charges by $10.9 million and $26.3 million for 1993 and for the nine months ended September 29, 1998, respectively. The insufficiency for the nine months ended September 29, 1998 was due to a $40.0 million goodwill write-off taken by Black & Decker effective January 1, 1998.

(7) Working capital excludes cash and cash equivalents.

(8) Total debt includes long-term debt, the current portion of long-term debt and capital lease obligations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the more detailed information in the Financial Statements and the Unaudited Pro Forma Financial Information, including notes thereto, appearing elsewhere in this prospectus.

GENERAL

     True Temper is the world's leading designer, manufacturer and marketer of golf club shafts with a worldwide market share of over 35%. Since the 1930s, the Company has manufactured golf club shafts under the widely recognized True Temper brand. In 1997, over 80% of the Company's revenues were generated through the sale of steel golf club shafts, a market in which the Company has a worldwide share of over 60%, more than three times the share of the next largest steel shaft competitor. The Company is a major supplier of steel shafts to each of the top 20 golf club designers, including Callaway, PING, Titleist, Mizuno, Cobra, Wilson and TaylorMade. In addition, the Company is one of the leading manufacturers in the highly fragmented graphite shaft market. The Company believes that it has become the market leader in the golf club shaft industry by: (i) capitalizing on its technological leadership and leveraging the True Temper brand to successfully introduce new products; (ii) differentiating its products on the basis of quality and performance; (iii) maintaining long-standing relationships with a highly diverse customer base; and (iv) continuously improving the manufacturing process to reduce costs. For the twelve months ended September 29, 1998, the Company generated revenues and pro forma EBITDA (as defined) of $91.3 million and $23.4 million, respectively. For the same period, Adjusted EBITDA which includes EBITDA from the Grafalloy Acquisition as well as certain anticipated cost savings, was $26.0 million.

     Change in Accounting for Goodwill. Effective January 1, 1998, Black & Decker elected to change its method of measuring goodwill impairment from an undiscounted cash flow approach to a discounted cash flow approach. In connection with Black & Decker's change in accounting policy, $40.0 million of goodwill related to the Company was written off through a charge to operations during the first quarter of 1998 as a change in accounting estimate inseparable from a change in principle. That write-down represented the amount necessary to write-down the carrying value of goodwill for the Company, to Black & Decker's best estimate, as of January 1, 1998, of the Company's future discounted cash flows.

     Allocated Corporate Expense. Prior to the Recapitalization, Black & Decker provided the Company with certain corporate services, including cash management, tax reporting, risk management and internal audit. Allocated expenses for such services, amounting to $1.3 million, $0.7 million and $0.9 million for 1995, 1996 and 1997, respectively, have been included in the Company's statements of operating income. Charges for these corporate services were based upon a general allocation methodology determined by Black & Decker (used to allocate all corporate overhead expenses to Black & Decker's operating divisions), and have not necessarily been allocated on a basis which approximates True Temper's estimated usage of such services. The corporate expense allocation also includes the allocation of $0.4 million and $0.1 million in 1995 and 1996, respectively, which primarily consisted of salaries for additional management personnel. Management has reviewed the costs it expects to incur as a stand alone entity that previously had been allocated to it by Black & Decker. Management estimates the corporate expenses on a stand alone basis to be $0.5 million on an annualized basis.

     Restructuring Charges. In 1993 and 1994, the Company recorded restructuring provisions of $13.0 million and $2.6 million, respectively, to cover severance and other costs associated with the shutdown of its steel manufacturing plant in Seneca, South Carolina. In 1995, 1996 and 1997, True Temper incurred restructuring provisions of $0.4 million, $0.5 million and $0.5 million, respectively, primarily consisting of severance and other costs related to another consolidation of manufacturing and administrative facilities.

     Income Taxes. For 1995, 1996 and 1997 and the nine months ended September 28, 1997 and September 29, 1998, income taxes were $2.6 million, $3.6 million, $5.3 million, $3.9 million and $5.8 million, respectively. The effective tax rate differs from a federal statutory rate of 35% primarily due to goodwill write-off, goodwill amortization and state income taxes.

RESULTS OF OPERATIONS

     The following table sets forth the components of net income and EBITDA as a percentage of revenues for the periods indicated:

                                                                    NINE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,    ------------------------------
                                   -----------------------    SEPTEMBER 28,    SEPTEMBER 29,
                                   1995     1996     1997         1997             1998
                                   -----    -----    -----    -------------    -------------
Revenues.........................  100.0%   100.0%   100.0%       100.0%           100.0%
Gross profit.....................   27.1     30.7     34.8         33.9             37.0
Selling, general and
  administrative expenses........   14.3     15.6     16.1         15.5             14.5
Allocated corporate expenses.....    1.9      0.9      1.1          1.2              1.1
Amortization of goodwill.........    5.6      5.2      4.5          4.5              2.6
Goodwill write-off...............    0.0      0.0      0.0          0.0             55.6
Restructuring charges............    0.6      0.7      0.6          0.8              0.0
Operating income (loss)..........    4.7      8.3     12.3         11.9            (36.8)
Net income (loss)................    0.7      3.1      5.9          5.7            (45.0)
EBITDA...........................   16.2     19.2     21.9         21.5             24.8

  NINE MONTHS ENDED SEPTEMBER 29, 1998 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 28, 1997

     Revenues. Revenues for the nine months ended September 29, 1998 increased 13.8% to $71.9 million from $63.2 million for the nine months ended September 28, 1997. The increase in revenues during this period was driven primarily by increased unit volume sales of premium steel golf club shafts which the Company believes was generated by growth in the premium steel market and taking share from both graphite and steel competitors. In addition, commercial steel shaft revenues increased during this period, partially reflecting increased participation by women, minority and junior golfers.

     Gross Profit. Gross profit for the nine months ended September 29, 1998 increased 24.2% to $26.6 million from $21.4 million for the nine months ended September 28, 1997. Gross profit as a percentage of revenues increased to 37.0% in the 1998 period from 33.9% in the 1997 period, primarily due to an improved product sales mix and the benefits of operating leverage from increased volume.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") for the nine months ended September 29, 1998 increased 6.9% to $10.4 million from $9.8 million for the nine months ended September 28, 1997. The increase in SG&A was due primarily to increased spending on advertising and promotion and expansion of international distribution channels. SG&A as a percentage of revenues decreased to 14.5% in the 1998 period from 15.5% in the 1997 period. The decrease in SG&A as a percentage of revenues was due primarily to the benefits of operating leverage from increased volume.

     Operating Income (Loss). Operating income for the nine months ended September 29, 1998 decreased to a loss of $26.5 million from $7.5 million of operating income for the nine months ended September 29, 1997. The operating loss was due to a $40.0 million goodwill write-off taken by Black & Decker effective January 1, 1998 partially offset by increased revenues and gross profit. Excluding the impact of the goodwill write-off, operating income increased to $13.5 million for the nine months ended September 29, 1998 from $7.5 million for the nine months ended September 28, 1997.

     EBITDA. EBITDA for the nine months ended September 29, 1998 increased to $17.9 million from $13.6 million for the same period in 1997. EBITDA margin increased to 24.8% in the 1998 period from 21.5% in the 1997 period. The increase in EBITDA and EBITDA margin was due primarily to the factors described above.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

     Revenues. Revenues for 1997 increased 15.4% to $82.6 million from $71.6 million in 1996. The increase in revenues was due primarily to the Company's increased sales of commercial steel shafts as well as its 1996 introduction of Sensicore, which accounted for a significant portion of the Company's increased sales of premium golf club shafts in this period. During 1997, sales of commercial steel shafts increased 54.0%, primarily as a result of increased demand for lower priced products, which appeal to many young golfers. International revenues increased 29.6% primarily due to increased marketing and promotion in the Company's international markets.

     Gross Profit. Gross profit for 1997 increased 30.7% to $28.7 million from $22.0 million for 1996. Gross profit as a percentage of revenues increased to 34.9% in 1997 from 30.7% in 1996. Gross profit increased primarily due to: (i) an improved sales mix due to the recent introduction of premium products such as Sensicore; (ii) improved labor productivity at the Company's manufacturing facilities; and (iii) the realization of the benefits of operating leverage as a result of increased volume.

     Selling, General and Administrative Expenses. SG&A for 1997 increased 19.6% to $13.3 million from $11.1 million in 1996. As a percentage of revenues, SG&A increased to 16.1% in 1997 from 15.6% in 1996. The increase in SG&A was primarily a result of increased promotional costs and increased investment in research and development.

     Operating Income (Loss). Operating income for 1997 increased 72.1% to $10.2 million from $5.9 million for 1996. The increase in operating income was primarily due to the factors described above partially offset by an increase in allocated corporate expenses to $0.9 million in 1997 from $0.7 million in 1996.

     EBITDA. EBITDA for 1997 increased 32.1% to $18.1 million from $13.7 million for 1996, and EBITDA margin increased to 21.9% in 1997 from 19.2% in 1996. The increases in EBITDA and EBITDA margin were due to the factors described above, partially offset by an increase in allocated corporate expenses to $0.9 million in 1997 from $0.7 million in 1996.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

     Revenues. Revenues for 1996 increased 6.1% to $71.6 million from $67.5 million for 1995. The increase in revenues primarily resulted from (i) an improved sales mix which included an increased proportion of higher-priced, premium products such as Sensicore steel golf club shafts, and (ii) an increase of 8.9% in sales of commercial steel shafts.

     Gross Profit. Gross profit for 1996 increased 20.1% to $22.0 million from $18.3 million for 1995. Gross profit as a percentage of revenues increased to 30.7% in 1996 from 27.1% in 1995. The increase in gross profit was due primarily to the improved sales mix, described above, and labor productivity improvements.

     Selling, General and Administrative Expenses. SG&A for 1996 increased 15.3% to $11.1 million from $9.7 million for 1995. As a percentage of revenues, SG&A increased to 15.6% in 1996 from 14.3% in 1995. The increase in SG&A was primarily as a result of the development of a larger infrastructure for the implementation of new sales initiatives and product development.

     Operating Income (Loss). Operating income for 1996 increased 87.6% to $5.9 million from $3.2 million for 1995. The increase in operating income was primarily due to the factors described above, and a decrease in allocated corporate expenses to $0.7 million in 1996 from $1.3 million in 1995 partially offset by an increase in restructuring charges to $0.5 million in 1996 from $0.4 million in 1995.

     EBITDA. EBITDA for 1996 increased 25.7% to $13.7 million from $10.9 million for 1995, and EBITDA margin increased to 19.2% in 1996 from 16.2% in 1995. The increases in EBITDA and EBITDA margin were primarily due to the factors described above and a decrease in allocated corporate expenses to $0.7 million in 1996 from $1.3 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  HISTORICAL

     Historically, Black & Decker financed the Company's operations primarily from retained earnings attributable to the Company's operations. The Company's operating activities provided $13.0 million in operating cash flow in 1997 as compared to $9.6 million in 1996. For the nine months ended September 29, 1998, cash provided from operating activities totaled $8.2 million compared to $7.0 million for the nine months ended September 28, 1997. The increase in cash flow from operations was primarily the result of improved operating income, excluding the impact of the goodwill write-off. In addition, the Company experienced a timing difference in its payment to suppliers between December 1997 and September 1998 resulting in an unusually high payables balance in December 1997. Cash used for investing activities totaled $2.4 million in 1997 as compared to $2.8 million in 1996. Cash used for investing activities for the nine months ended September 29, 1998 was $1.8 million as compared to $1.7 million for the nine months ended September 28, 1997. The Company's capital expenditures have remained relatively stable, with capital expenditures of $2.8 million, $2.5 million and $2.6 million in 1996, 1997 and the twelve months ended September 29, 1998, respectively.

  FOLLOWING THE RECAPITALIZATION

     In connection with the Transactions, the Grafalloy Acquisition and the Offering, the Company has incurred significant amounts of scheduled debt payments, including interest and principal repayments on the Notes and under the Senior Credit Facilities. The Company's liquidity needs largely relate to working capital needs and capital expenditures. The Company intends to fund its future working capital, capital expenditures and debt service requirements through cash flow generated from operations and borrowings under the Senior Credit Facilities. For 1998, the Company estimates that capital expenditures will total approximately $2.5 million.

     As part of the Transactions, the Company entered into the Senior Credit Facilities, which include a $20.0 million non-amortizing Revolving Credit Facility, none of which was drawn at Closing, a $10.0 million Term A Loan due 2004, and a $27.5 million Term B Loan due 2005. Amounts under the Revolving Credit Facility are available on a revolving basis during the period commencing at Closing and ending on the sixth anniversary of such date. The Senior Credit Facilities contain customary covenants and events of default, including substantial restrictions on the Company's ability to declare dividends or distributions. The Term Loans are subject to mandatory prepayments including from the net cash proceeds of certain asset sales and a portion of the Company's excess cash flow (as defined therein). See "Description of Senior Credit Facilities."

     The Senior Credit Facilities contain and the Notes will contain certain covenants that limit, among other things, the ability of the Company to: (i) pay dividends, make distributions or make certain other restricted payments or investments other than distributions to pay taxes; (ii) incur additional indebtedness or issue preferred equity interests; (iii) merge, consolidate or sell all or substantially all of its assets; (iv) create liens on assets; and
(v) enter into certain transactions with affiliates or related persons. In addition, the Senior Credit Facilities require the Company to maintain specified financial ratios and tests, among other obligations, including a minimum interest coverage ratio.

     Management believes that cash flow from operations and availability under the Senior Credit Facilities will provide adequate funds for the Company's foreseeable working capital needs, planned capital expenditures and debt service obligations. Any future acquisitions, joint ventures or similar transactions will likely require additional capital and there can be no assurance that any such capital will be available to the Company on terms acceptable to it or at all. The Company's ability to fund its working capital needs, planned capital expenditures and debt service obligations, to refinance indebtedness and to comply with all of the financial covenants under its debt agreements, depends on its future operating performance and cash flow, which in turn are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond the Company's control.

MANAGEMENT INFORMATION SYSTEMS AND THE IMPACT OF THE YEAR 2000

     Certain computer software applications and systems use two digits rather than four to define the applicable year. Any of the Company's computer software application and systems that have date-sensitive software and microprocessors may recognize a date using "00" as the year 1900 rather than the year 2000. This phenomenon (the "Year 2000 Issue") could cause a disruption of operations, including, among other things, a temporary inability to engage in normal business activities.

     The Company is in the process of modifying, upgrading or replacing its computer software applications and systems to accommodate the changes required for correct recording of dates in the year 2000 and beyond. The Company is upgrading its manufacturing, general accounting and desktop software to be Year 2000 compliant; and, the other systems of the Company, its vendors and its customers, are being evaluated to determine what action is necessary, if any. The Company has some information concerning the compliance status of its suppliers or customers. In the event that the Company or any of the Company's significant suppliers or customers do not successfully achieve Year 2000 Issue compliance, the Company's business or operations could be adversely affected. The Company does not expect that the cost of its "Year 2000 Issue" compliance program will be material to its business, financial condition or results of operations and does not currently anticipate any material disruption in its operations.

SEASONALITY

     Historically, the Company's sales and operating results have reflected minimal seasonal variations. Approximately 55% of Company's revenues are generated in the first half of the year, with the remaining 45% of revenues generated in the second half.

INFLATION

     Although the Company cannot accurately anticipate the effect of inflation on its operations, it does not believe that inflation has had, or is likely in the foreseeable future to have, a material impact on its results of operations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     The FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Accordingly, the Company is not required to adopt this standard until the fiscal year ending December 31, 1998. Management is currently evaluating the impact of this standard on the Company's Financial Statements.

DEFERRED TAX ASSETS

     In conjunction with the Transactions and the Offering, the Company will realize an increase in its deferred tax assets, because for federal and state income tax purposes the Recapitalization is expected to be treated as a taxable business combination, which results in a step-up in the Company's tax basis. This step-up in tax basis will provide approximately $185.6 million in future tax deductions and a reduction of approximately $52.9 million in future tax payments over the next 15 years (net of valuation allowance of approximately $17.6 million). The Company has elected to make a Section 338(h)(10) election under the Code (as defined) resulting in an anticipated annualized cash tax benefit of approximately $4.7 million, if fully utilized. See Note (b) to Unaudited Pro Forma Condensed Balance Sheet included in the Unaudited Pro Forma Financial Information.

                                    BUSINESS

GENERAL

     True Temper is the world's leading designer, manufacturer and marketer of golf club shafts, with a worldwide market share of over 35%. Since the 1930s, the Company has manufactured golf club shafts under the widely recognized True Temper brand. In 1997, over 80% of the Company's revenues were generated through the sale of steel golf club shafts, a market in which the Company has a worldwide share of over 60%, more than three times the share of the next largest steel shaft competitor. The Company is a major supplier of steel shafts to each of the top 20 golf club designers, including Callaway, PING, Titleist, Mizuno, Cobra, Wilson and TaylorMade. In addition, the Company is one of the leading manufacturers in the highly fragmented graphite golf club shaft market. The Company believes that it has become the market leader in the golf club shaft industry by: (i) capitalizing on its technological leadership and leveraging the True Temper brand to successfully introduce new products; (ii) differentiating its products on the basis of quality and performance; (iii) maintaining long-standing relationships with a highly diverse customer base; and (iv) continuously improving the manufacturing process to reduce costs. For the twelve months ended September 29, 1998, the Company generated revenues and pro forma EBITDA (as defined) of $91.3 million and $23.4 million, respectively. For the same period, Adjusted EBITDA, which includes EBITDA from the Grafalloy Acquisition as well as certain anticipated cost savings, was $26.0 million.

     The Company's products include over 1,800 custom and 1,600 standard models of golf club shafts, including a full range of commercial and premium grade steel shafts and a full line of premium graphite shafts. True Temper offers approximately 275 lines of steel shafts, including: (i) Dynamic Gold, the leading steel shaft on the Professional Golf Association ("PGA") Tour for the last 20 years; (ii) Sensicore, which utilizes the most innovative steel shaft technology introduced in the last 20 years; and (iii) co-branded products, including Callaway's Memphis 10, PING's JZ and ZZ Lite, and Wilson's Fat Shaft. From 1987 to 1997, True Temper's steel shafts were played by 40 of the PGA's 44 major championship winners, including each of the last 11 Masters champions. The Company also designs, manufactures and markets approximately 75 lines of premium graphite shafts, including EI-70, Dynamic Gold Graphite, Sensicore Graphite, Assailant, Regency, Release, Truelite and TT Lite. The Company's graphite shafts have a strong presence on the PGA Tour, where they are used by players such as Davis Love III, David Duval and Justin Leonard, each of whom won a PGA Tour event in 1997 using True Temper's graphite shafts.

     Since 1995, under the direction of a new senior management team led by Scott Hennessy, the Company has implemented a new business strategy to: (i) develop a customer-driven product segmentation strategy; (ii) increase research and development spending to design new, higher margin products with significant performance-enhancing characteristics; (iii) increase advertising and promotional spending to market the Company's new products and support the True Temper brand; (iv) re-engineer the manufacturing process to improve product quality and reduce costs; and (v) increase the Company's market share in under-penetrated international markets. The Company believes that as a result of such strategy, the Company has increased revenues and EBITDA, improved operating margins and gained market share. From 1995 to 1997, the Company's revenues and EBITDA grew at CAGRs of 10.6% and 28.6%, respectively, and EBITDA margin increased from 16.2% to 21.9%. During the same period, True Temper's share of the steel shaft market grew from approximately 55% to over 60%. For the nine months ended September 29, 1998, the Company's revenues and EBITDA increased 13.8% and 31.4%, respectively, over the comparable period in 1997, and EBITDA margin grew from 21.5% to 24.8%.

COMPETITIVE STRENGTHS

     The Company benefits from a number of significant competitive strengths, including:

     - Leading Market Share and Preeminent Brand. The Company is the leading designer, manufacturer and marketer of golf club shafts in the world, with over 60% of the market share for steel shafts, or more than three times that of its largest steel shaft competitor, True Temper is the only recognized brand across both the steel and graphite shaft markets. Through its marketing and promotional programs and the superior performance characteristics of its products, True Temper has become the preeminent brand in the golf club shaft industry. True Temper shafts are the overwhelming choice of both professional and amateur golfers, and in 1998, have been used by more professional tournament champions than all other golf club shafts combined. From 1987 to 1997, True Temper steel shafts were played by 40 of the PGA's 44 major championship winners, including each of the last 11 Masters champions. In 1997, more than 65% of 1997 PGA Tour winners used True Temper shafts. The Company's product brands include: (i) Dynamic Gold, the leading steel shaft on the PGA Tour for the last 20 years; (ii) Sensicore steel and graphite shafts; and (iii) EI-70, Assailant, Regency, Dynamic Gold Graphite, Release, Truelite and TT Lite graphite shafts. The Company believes that the Company's reputation for product quality and performance has established True Temper as the leading brand in the worldwide golf club shaft market.

     - Superior Technological Leadership. The Company believes that it is a technological leader in the golf club shaft industry, and that it invested more in research and development than any of its competitors in 1997. From 1995 to 1997, the Company increased its research and development expenditures by approximately 55%, to $2.3 million, or approximately 3% of revenues. Furthermore, since 1995, True Temper has increased its engineering staff to approximately 40 professionals dedicated to the research, development and manufacturing of new products and enhancements. The Company believes its emphasis on research and development has enabled it to: (i) successfully design new products and enhancements of existing products; (ii) offer customized products to meet the specific performance requirements of its customers; and (iii) develop the next generation of golf club shaft designs and composite materials. In 1997, approximately 31% of the Company's revenues were derived from products introduced since 1995.

     - Long-Standing Relationships with a Highly Diversified Customer Base. The Company maintains long-standing relationships with a highly diversified customer base consisting of the premier golf equipment companies in the world. The Company has supplied golf club shafts to each of its top 10 customers since their respective inception. The Company is a major supplier of steel shafts to each of the top 20 golf club designers in the world, including Callaway, PING, Titleist, Mizuno, Cobra, Wilson and TaylorMade. In 1997, True Temper had approximately 860 customers, including more than 575 golf club manufacturers, more than 90 distributors and various custom club assemblers. In 1997, no single customer accounted for more than 7% of revenues, and the top 20 customers accounted for approximately 54% of revenues. Consequently, the Company believes that it is not dependent on any one customer.

     - Low Cost Producer. The Company continuously develops manufacturing techniques and process improvements to meet the demanding product specifications of its customers. Since 1994, the Company has significantly improved its cost position by consolidating manufacturing facilities, reducing production cycle times, lowering headcount and decreasing scrap levels. As a result of its manufacturing efficiencies and operating leverage achieved by high volumes, the Company believes its cost structure is lower than any of its steel shaft competitors. Consequently, the Company offers its customers high performance products at competitive prices.

     - Strong Operating Performance and Significant Cash Flow. Under the leadership of its new management team, from 1995 to 1997, the Company's revenues and EBITDA grew at a CAGR of 10.6% and 28.6%, respectively, and EBITDA margin increased from 16.2% to 21.9%. For the nine months ended September 29, 1998, the Company's revenues and EBITDA increased 13.8% and 31.4%, respectively, over the comparable period in 1997, and EBITDA margin grew from 21.5% to 24.8%. The strong improvements in operating results and margins were primarily due to the Company's introduction of new, higher margin premium shafts and manufacturing cost reduction initiatives. The Company expects to continue to generate significant free cash flow as a result of its strong operating results, low capital expenditures and minimal future cash tax requirements.

BUSINESS STRATEGY

     The Company's objective is to increase revenues and EBITDA by capitalizing on its position as the leading worldwide designer, manufacturer and marketer of technologically innovative, performance-oriented golf club shafts. The Company's business strategy to achieve this objective consists of the following elements:

     - Continue to Increase Share of the Steel and Graphite Shaft Markets. The Company intends to continue to increase its share of each of the steel and graphite shaft markets by leveraging the True Temper brand and continuing to introduce products and technologies tailored to the specific needs of golfers. The Company intends to continue to develop innovative premium steel shafts with higher than average selling prices and gross margins. The Company also expects its lower-priced commercial golf club shaft business to grow due to increased consumer interest in golf, particularly by women, junior and minority golfers. The Company expects to increase its share of the highly fragmented graphite shaft market by capitalizing on its technological leadership to introduce new, higher performance premium products. In addition, the Company expects to leverage its brand and international distribution capabilities to increase its share of the growing international market, which represents approximately one-third of the worldwide golf club shaft market. From 1995 to 1997, True Temper's international sales increased approximately 50%, and in 1997 accounted for approximately 17% of revenues.

     - Leverage Technological Leadership to Introduce New Products. The Company intends to continue to capitalize on its design expertise and leverage the True Temper brand to introduce new products through its established distribution channels. In 1997, approximately 31% of the Company's revenues were derived from products introduced since 1995. The Company employs several new shaft technologies, including filament-winding for the manufacturing of graphite shafts, advanced molding processes, performance-enhancing designs and the development of metal matrix composites ("MMCs"), a hybrid of metal alloy and ceramic materials that are manufactured with a process similar to that of a steel shaft. In 1996, True Temper developed and introduced Sensicore, a highly successful line of premium steel shafts that incorporate the Company's patented vibration damping technology. The Company believes the Sensicore technology incorporates the performance characteristics and consistency of steel with the feel of graphite, while offering the lowest vibration levels of any steel or graphite shaft on the market. In 1998, True Temper successfully introduced a Sensicore graphite shaft. In addition, True Temper expects to introduce a line of MMC shafts in 1999, which it believes will offer golfers the consistency and performance of steel with the lightweight and feel characteristics of graphite. The Company believes that due to its unique manufacturing and materials fabrication capabilities, it is currently the only major shaft manufacturer in the world capable of developing and manufacturing shafts from these new materials.

     - Capitalize on the Favorable Trends Affecting the Golf Equipment
       Industry. The Company expects to continue to benefit from the positive trends affecting the golf equipment industry. These trends include: (i) increased consumer spending since 1990 on recreational activities in general, and on golf equipment in particular; (ii) growth in the number of golf courses; (iii) increased interest in golf by women, junior and minority golfers; (iv) projected population growth of golfers who are 40 to 60 years old, the segment of the population which generally plays the most rounds and spends the most on golf equipment; (v) projected population growth of individuals entering their 20s, the age when golfers generally begin playing golf; (vi) significant increases in consumer advertising by the golf equipment industry; and (vii) the rapid evolution of golf club designs and technology.

     - Enhance Long-Term Customer Relationships. The Company is a major supplier to each of the top 20 golf club manufacturers. The Company intends to continue to play a critical role in designing new shaft technologies to meet the specific performance requirements of its customers' new products. The Company utilizes a computer-aided design program that evaluates a new shaft's design with respect to weight, torque, flex point, tip and butt flexibility, swing weight and other critical shaft design criteria. In addition, the Company further enhances its customer relationships by developing co-branded products, such as the Memphis 10 for Callaway, the Fat Shaft for Wilson and the JZ and ZZ Lite for PING, among others.

     - Continue to Build the True Temper Brand. The Company intends to continue to increase awareness of the True Temper brand and to support its new product introductions with targeted consumer advertising campaigns. From 1995 to 1997, the Company increased advertising expenditures by approximately 27% to $4.2 million, or approximately 5% of the Company's 1997 revenues. The Company is currently the only golf club shaft manufacturer that consistently advertises on television. The Company's marketing programs also include: (i) advertising in major industry publications and other media channels both independently and in cooperation with certain of the leading golf club manufacturers; (ii) hiring Davis Love III as the official spokesperson for its Sensicore technology; (iii) promoting its products among tour and teaching professionals, college players, coaches and other leaders in the golf community; and (iv) maintaining promotional vans to provide technical support to professional golfers at the major events on each of golf's professional tours. The Company also promotes its brands in international markets through its sales and distribution offices in Australia, Japan, and the United Kingdom.

     - Continue to Improve Productivity and Operating Margins. Since 1994, the Company has significantly lowered its manufacturing costs by closing two manufacturing facilities, reducing headcount and decreasing scrap levels. From 1995 to the twelve months ended September 29, 1998, the Company increased its gross profit margins from 27.1% to 37.1% and its EBITDA margins from 16.2% to 24.5%, primarily as a result of reducing its cost structure and introducing higher margin products. Management believes there are significant opportunities to reduce manufacturing costs through: (i) process and productivity improvements; (ii) further scrap and waste reduction; and (iii) additional materials cost reductions.

GOLF INDUSTRY GROWTH

     The Company believes that the following industry trends will continue to increase the demand for golf clubs, in general, and True Temper steel and graphite shafts, in particular, for the foreseeable future:

     Increase in Consumer Spending on Recreational Activities. The Company believes that the golf club industry has benefited from an overall increase in disposable income and recreational spending by American consumers. Recreational spending increased by approximately 35% from 1990 to 1995 after adjustment for inflation. The Company believes this general increase in recreational spending coupled with a rising interest in golf has and will continue to result in increased spending on golf-related equipment. From 1991 to 1997, the worldwide golf equipment market grew from $2.0 billion to $4.7 billion, representing a 15% CAGR.

     Increasing Availability of Golf Facilities. According to the National Golf Foundation (the "NGF"), approximately 900 new golf courses are expected to open in the United States by the year 2000, the vast majority of which will be available for public use. From 1992 to 1997, the number of public golf course openings (expressed in terms of 18-hole equivalents) has grown at a CAGR of 8.2%, with 245 golf courses opened in 1997. The growth in golf course development is in response to increased consumer demand for golf courses in the United States. From 1996 to 1997, the total number of golfers in the United States grew 7.0% to 26.4 million. For the same period, the total rounds of golf played increased approximately 15% to an estimated 547 million rounds in 1997. The Company believes that the increase in the number of golf courses in the United States will make golf more accessible and will fuel further growth of golf participation rates and related sales of golf equipment.

     Increasing Interest from Non-Traditional Golfers. Segments of the population that historically have not been well-represented among golfers are being increasingly drawn to the sport. The Company believes that the appeal of young players on the PGA and Ladies Professional Golf Association ("LPGA") Tours, such as Tiger Woods and Se Ri Pak, has contributed to record growth in golf participation among women, minorities and younger individuals. In 1997, the number of first-time players reached a record high of nearly three million, a 51.2% increase over the nearly two million beginners in 1996. Rounds played by junior golfers increased approximately 22.0% between 1996 and 1997. The Company believes that the increased interest by non-traditional golfers will continue to have a positive effect on industry-wide sales of golf equipment.

     Favorable Population & Participation Trends. Currently, there are approximately 78 million "baby boomers" in the United States. According to the NGF, the average golfer in his 40s or 50s plays 32.8% and 93.6% more rounds annually than the average golfer in his 30s, respectively. In addition, the average golfer in his 60s plays 217.6% more rounds than the average golfer in his 30s. As a result, the Company believes that as the "baby boom" population reaches its "peak" golf-playing age, sales of golf-related equipment will continue to increase. Similarly, "echo boomers," or the children of the baby boom generation, who now constitute a large portion of new golfers, will have a similar impact on the golf equipment industry as they continue to age. The graph below demonstrates the participation trends for both baby boomers and echo boomers.

                       Participation Table in Age Groups

     Increased Golf Industry Advertising. Advertising by the golf equipment industry has grown from approximately $71 million in 1991 to approximately $175 million in 1997. The Company believes that this advertising trend has led to greater consumer awareness of golf equipment brands and will lead to increased sales of golf clubs and True Temper steel and graphite shafts.

     New Product Innovations. In recent years, the golf equipment industry has made significant advances in product designs and technologies to enhance golfers' performance and overall enjoyment of the game. The Company believes that the evolution of golf clubs with enhanced performance characteristics has accelerated the rate at which golfers purchase new or additional clubs.

THE GOLF CLUB SHAFT INDUSTRY

     The golf club shaft market is comprised primarily of steel and graphite shafts. The worldwide steel shaft market is highly concentrated, with the three largest competitors comprising an aggregate market share of approximately 96%. The Company believes that this concentration is due in part to the significant capital investment and customized manufacturing process required for the production of steel shafts. The Company has invested significant capital in its manufacturing facilities and estimates the replacement cost of machinery and equipment at its steel shaft manufacturing facility to be $50 million to $60 million. In addition, over the last 60 years, the Company has continually improved its manufacturing process to reduce costs and meet the stringent product specifications of its customers. The Company believes that its over 60% market share in steel golf club shafts, and its significant investment in equipment, product design and manufacturing innovation provide it with a significant advantage as a low cost producer in the steel shaft market.

     The production of graphite shafts is less capital intensive and requires a less customized manufacturing process than the production of steel shafts. The graphite shaft industry is highly fragmented and includes over 80 participants, with the top eight representing approximately 55% of the worldwide market. True Temper competes primarily in the premium graphite shaft market by leveraging its brand, design expertise and manufacturing capabilities, including flag-wrapping and filament-winding. The Company is one of the few graphite shaft manufacturers that utilizes a filament-winding manufacturing process, which is more capital intensive and standardized than the flag-wrapping process used by most graphite shaft manufacturers. By employing the filament-winding process and proprietary advanced molding techniques, True Temper can offer more consistent, higher-end graphite shafts primarily for use in woods.

     The Company believes that from 1991 to 1995, graphite shafts gained share of the overall shaft market due to the lightweight, vibration damping characteristics of graphite shafts, particularly for longer-shafted, larger-headed woods. Since 1995, however, the development of lower weight, higher performance steel shafts with greater consistency and durability has led to a renewed preference for steel shafts in the market for irons. In addition, steel shafts generally cost less than graphite shafts, thereby making steel shafted clubs more attractive to entry level golfers. The Company estimates that from 1995 to 1997, industry-wide unit sales of steel shafts increased approximately 18%, while unit sales of graphite shafts decreased approximately 3%. The Company expects that the shift in golfers' preferences for steel shafted irons will continue as the Company continues to develop (i) innovative, high performance steel shafts such as True Temper's Sensicore, and (ii) lightweight, high performance alternatives to graphite such as metal matrix composite shafts.

PRODUCTS

     The Company designs, manufactures and markets steel and composite golf club shafts, as well as a variety of high strength, high tolerance tubular components for the bicycle, automotive and recreational sports markets. The Company manufactures over 1,800 custom and 1,600 standard golf club shafts featuring different combinations of performance characteristics, including weight, flex, torque and bend profile. The Company's custom shafts, which accounted for approximately 31% of revenues in 1997, are designed, and frequently co-branded in partnership with its customers, to accommodate specific golf club designs. For example, the Company recently teamed with Wilson to create the new Fat Shaft line of golf clubs. The Company's standard shafts are typically sold to golf club manufacturers, distributors and various custom club assemblers, and are used to either assemble new clubs or to replace the shafts in older clubs. Based on units sold in 1997, approximately 14% of the Company's shafts are used in woods, 78% in irons and 8% in putters. The Company's golf club shafts are included in the woods and irons of club manufacturers, such as PING, Callaway, Golfsmith, Cobra, Armour Ram, Knight, Mizuno, Wilson, Dunlop, Cleveland and Adams Golf.

     Steel Golf Club Shafts. The Company manufactures approximately 275 lines of steel golf club shafts, including, Sensicore, which is well-recognized as a leading shaft which combines the performance advantages of steel with the vibration damping characteristics of graphite, and the Dynamic Gold shaft, which has been the shaft of choice of the PGA Tour for the last 20 years. The Company has also introduced two new golf club shafts specifically designed for junior golfers, the Truelite 500 and the Dynamic Gold J-300, which offer the feel and performance features of standard length shafts in flexes and lengths which are better suited for junior players. The Company has also developed the Scoring Series with Sensicore, a series of shafts uniquely designed for chipping and putting. The Company's steel golf club shafts can be divided into the following two primary product lines (i) premium steel shafts, and (ii) commercial steel shafts. Premium steel shafts, such as the Company's Sensicore and Dynamic Gold product lines, are high performance products and generally generate higher margins than commercial steel shafts. The Company's commercial steel shafts, however, are more attractively priced for entry level golfers, resulting in lower per unit margins coupled with higher production volume and sales.

     Graphite Golf Club Shafts. The Company manufactures approximately 75 lines of graphite club shafts, which are offered in a variety of weights, torques and flexes. The Company's graphite golf club shafts include the EI-70, which was used in 1997 by Justin Leonard to win the British Open and by Davis Love III to win the PGA Championship; and the recently introduced Sensicore Graphite shaft, which utilizes the Company's patented vibration damping technology. The Company's graphite shafts are also sold under the True Temper brand and product brands such as Assailant, Regency, Dynamic Gold Graphite, Release, Truelite, and TT Lite.

     Specialty Tubing Products. The Company also manufactures and sells a wide variety of high performance tubular components for the bicycle, automotive and recreational sports markets. In 1997, the Company sold its specialty tubing products to a broad range of OEMs, including Trek Bicycle, Dana Corporation, Autodyne Manufacturing, Starline Baton, Daisy and Crossman Air Guns.

CUSTOMERS

     The Company maintains long-standing relationships with a highly diversified customer base consisting of the premier golf equipment companies in the world. The Company is a major supplier of shafts to each of the top 20 golf club designers in the world, including Callaway, PING, Titleist, Mizuno, Cobra, Wilson and TaylorMade. In 1997, True Temper had approximately 860 customers, including more than 575 golf club manufacturers and more than 90 distributors. In 1997, no single customer accounted for more than 7% of revenues, and the top 20 customers accounted for approximately 54% of revenues. Consequently, the Company believes that it is not dependent on any one customer.

     The Company believes that its close customer relationships and responsive service have been significant elements to its success and that its engineering and manufacturing expertise provide it with a strong competitive advantage. The Company recently opened its West Coast Technical Center in Carlsbad, California, in proximity to some of the largest golf club manufacturers in order to facilitate partnerships with its OEM customers. The Company has developed and co-branded several proprietary shafts with its customers, which include customized steel shafts for Callaway, under the Memphis 10 brand, and for PING, under the JZ and ZZ Lite brands. More recently, the Company has partnered with Wilson to produce the Fat Shaft line of clubs.

DESIGN AND DEVELOPMENT

     The larger golf club manufacturers require exclusively designed steel and graphite golf club shafts for their club systems, which require golf club shafts, heads and grips engineered to work together. The Company is committed to serving this market by maintaining its role as a leader in innovative shaft design and steel and graphite materials technology. Shaft designs and modifications are frequently the direct result of the combined expertise and efforts of the Company and its customers, to develop an exclusive shaft specifically designed for that customer's clubs. The Company uses a CAD golf club shaft analysis program to evaluate a new shaft's design with respect to weight, torque, flex point, tip and butt flexibility, swing weight and other critical shaft design criteria. The Company's design research also focuses on improvements in graphite shaft aesthetics since cosmetic appearance has become increasingly important to customers.

     The materials typically used in production of the Company's designs include several different high strength steel alloys and advanced composite systems of graphite and glass fibers with thermosetting epoxy resin systems. Other materials such as MMCs, which combine the durability and consistency of steel with the lightweight, vibration damping quality of graphite, are being developed to supplement existing conventional materials. The Company's design process attempts to combine a design (geometry, weight, stiffness and feel) with a corresponding material (steel, graphite and glass) and process (induction-welded strip, taper press forming, flag wrapping and filament winding). Using CAD, the Company generates a design which is then analyzed for stiffness and strength properties using advanced computerized finite element analysis techniques. The Company's research and development efforts focus on technology development as an essential precursor to successful new product development. In addition, the Company's pursuit of strategic customer alliances complement its abilities and needs, an approach which allows the Company to exploit technical capabilities beyond its own while minimizing the risk and investment required to enter the market with new products.

MARKETING AND PROMOTION

     The Company's marketing strategy is designed around new product development and targeted advertising and promotion programs. Through its ability to anticipate and address consumer trends in the golf equipment market, as well as the performance demands of professional golfers, the Company is able to successfully market its products to golf club manufacturers while strengthening brand awareness. Since 1995, the Company's marketing efforts through the utilization of a wide variety of promotional channels, including mass media advertising (print and television), sponsorship of golf-related events, equipment endorsements and product demonstrations, have increased the Company's overall exposure in the golf industry.

     For example, the Company has maintained a strong presence among PGA Tour players, particularly since 1981, when the Company began sending its PGA Tour van to all major PGA events. The Company has recently added a van to follow the Senior PGA Tour, the LPGA Tour and the NIKE Tour. The Tour van functions as a golf club repair shop on wheels, visiting over 50 professional tour events during 1997. Typically, the van is located on the practice tee and lends technical support to the tour professionals while simultaneously promoting the True Temper brand with OEM representatives.

     The Company does not pay any professional golfer to play with its shafts in competition. The Company believes that the use of the Company's products by professional golfers enhances its reputation for quality and performance while also promoting the use of its shafts. Recognizing the influence professional product choices have on consumer preferences, the Company also engages in special promotional efforts to encourage professional golfers to use clubs with True Temper shafts. Similarly, the Company contributes shafts to college athletic programs and teaching professionals in order to expose those who may influence future club purchases to the advantages of True Temper shafts.

     Much of the Company's advertising and promotional spending is dedicated to print and television advertising, including cooperative advertising with its customers. The Company believes it is currently the only golf club shaft manufacturer that consistently advertises on television. Additional advertising and promotional spending is allocated to promotional events such as trade shows, consumer golf shows, PGA Tour activities and celebrity endorsements. In a 1995 New York Times research poll, True Temper was ranked as the top golf shaft company in terms of brand awareness and preference. Of those surveyed, 76% recognized the True Temper brand, while only 13% recognized the brands of two of the Company's largest competitors.

DISTRIBUTION AND SALES

     The Company primarily sells its shafts to golf club manufacturers and distributors. Typically, distributors resell the Company's products to custom club assemblers, pro shops and individuals. Sales to golf club manufacturers accounted for approximately 73% of revenues in 1997.

     The Company has one of the most experienced and respected sales staffs in the industry. The Company's sales and marketing department includes domestic sales managers, international sales managers, a customer service group and a team of over 40 design professionals who provide field support to the Company's sales representatives. The Company believes that its international market presence, which comprised approximately 17% of the Company's total 1997 revenues, provides an opportunity for future growth. The Company markets its products in Europe, Australia and Japan and maintains a sales office and a sales manager in each region.

MANUFACTURING

     The Company believes that its manufacturing expertise and production capabilities enable it to respond quickly to customers' orders and provide sufficient quantities on a timely basis. The Company believes that its investment in capital equipment and personnel training has enabled it to establish a reputation as one of the leading manufacturers of steel and graphite shafts. In the graphite market, the Company utilizes advanced manufacturing capabilities, including filament winding, which it believes distinguishes it from the majority of its competitors that rely on flag wrapping, the industry's standard practice, for the manufacture of graphite shafts. The filament-winding process allows for a more precise placement of graphite material which yields a more consistent design within the shaft and from shaft to shaft.

     Steel Shaft Manufacturing Process. The process of manufacturing a steel shaft has many distinct phases. Generally, a large steel coil is unrolled and then formed lengthwise, welded and cut into cylinders. The tubing is then treated and fitted over a metal rod or "mandrel" that is used to determine the precise inside diameter of the cylinder as it is drawn. The tubing is stretched, cut into blanks, and then weighed and balanced. Later, through a process pioneered by the Company, the blanks are then step-tapered to give each shaft model a particular flex and frequency. The shafts are cleaned, straightened, heat-treated and tempered. The shafts are straightened by machines designed and built by the Company. The shafts are plated with two layers of nickel to prevent corrosion and then covered with a fine layer of chrome. Finally, shafts are dried, polished and inspected for cosmetic flaws before the Company's name and logo is affixed to the shaft. It takes an average of 15 days to manufacture a True Temper steel shaft.

     Graphite Shaft Manufacturing Process. There are two dominant processes, both used by the Company, which are used to manufacture a graphite shaft--flag-wrapping and filament-winding. The flag-wrapping process uses graphite fiber materials (also known as prepreg) in sheet form which require refrigeration until use. Each new roll of prepreg is allowed to reach room temperature before being fed into a machine for cutting. The material is then cut into pennant-shaped patterns called flags for each particular shaft design. Layer by layer, various combinations of prepreg flags are wrapped around mandrels specified for each particular shaft design. The layered materials are then encased in thin layers of clear tape for compaction and heated at high temperatures to harden the material. At the end of the process, the shafts are painted and stylized using a variety of colors, patterns and designs. The filament-winding process, on the other hand, begins with a spool, rather than a sheet, of graphite fiber, which is fed onto the reel of a machine which then wraps the fiber around a mandrel by turning the mandrel and simultaneously moving the graphite fiber from one of the mandrels to the other. Once the mandrel is wrapped, the process uses the same encasing and heating techniques as the flag wrapping process.

     Raw Materials. The primary materials used in the Company's golf club shafts are steel and graphite. Graphite is combined with epoxy resin to produce sheets or spools of graphite prepreg. The Company is dependent upon certain domestic suppliers for steel and graphite prepeg. The Company believes that there are adequate alternative suppliers of these materials, and, therefore, the Company does not feel dependent on any one supplier. See "Risk Factors--Risk Associated with Fluctuations in Raw Material Cost and Availability."

COMPETITION

     The Company operates in a highly competitive environment. The Company believes that it competes principally on the basis of: its ability to provide a broad range of high quality steel and graphite shafts; its ability to deliver customized products in large quantities on a timely basis; and the acceptance of steel and graphite shafts in general, and the Company's shafts in particular, by professional and other golfers. The Company's competitors include a number of established companies. In addition, the Company also competes indirectly with golf club manufacturers that produce shafts internally and faces potential competition from golf club manufacturers that currently purchase golf club shaft components from third parties but which may have, develop or acquire the ability to manufacture shafts internally. See "Risk Factors--Competition."

EMPLOYEES

     As of September 29, 1998, the Company had 612 full-time employees, including 21 in sales and marketing, 36 in research, development and manufacturing engineering, 528 in production and the balance in administrative and support roles. The hourly employees at the Company's steel plant in Amory, Mississippi are represented by the United Steel Workers of America, and the plant is covered by a labor agreement that expires in July 2000. The Company believes that its relationships with the Union and its employees are good. See "Risk Factors--Labor Relations."

PROPERTIES

     The Company's administrative offices and manufacturing facilities currently occupy approximately 400,000 square feet. The Company's shafts are manufactured at two separate facilities, one located in Amory, Mississippi (steel shafts) and the other located in Olive Branch, Mississippi (composite shafts). The Company believes that its present facilities are adequate to meet its current and projected production demands. The Company's executive offices are located in a leased facility in Memphis, Tennessee. The following table sets forth certain information regarding significant facilities operated by the Company as of September 29, 1998:

                                                    APPROXIMATE    OWNED/    LEASE EXPIRATION
      FACILITY                 LOCATION               SQ. FT.      LEASED          DATE
---------------------  -------------------------    -----------    ------    ----------------
Corporate Office       Memphis, Tennessee              13,500      Leased     December 2000
Steel Shafts           Amory, Mississippi             335,000      Leased      January 2063
Graphite Shafts        Olive Branch, Mississippi       45,000       Owned                --
Technical Center       Carlsbad, California             3,500      Leased          May 1999

     In addition, the Company promotes its products in international markets through sales offices in Australia, Japan and the United Kingdom.

     To the extent that any such properties are leased, the Company expects to be able to renew such leases or to lease comparable facilities on terms commercially acceptable to the Company.

LEGAL PROCEEDINGS

     Various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the Company. While the Company cannot predict the outcome of these matters, in the opinion of management, any liability arising thereunder will not have a material adverse effect on the Company's business, financial condition or results of operations.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

     The Company is subject to federal, state and local environmental and workplace health and safety Requirements, including Requirements governing discharges to the air and water, the handling and disposal of solid and hazardous wastes, and the remediation of contamination associated with releases of hazardous substances. Based on a recent review conducted by independent environmental consultants, the Company believes that it is currently in material compliance with environmental and workplace health and safety Requirements. Nevertheless, the Company's manufacturing operations involve the use of hazardous substances and, as is the case with manufacturers in general, if a release of hazardous substances occurs or has occurred on or from the Company's facilities, the Company may be held liable and may be required to pay the cost of remedying the condition. The amount of any such liability could be material.

     The Company devotes significant resources to maintaining compliance with, and believes it is in material compliance with, environmental Requirements. Despite such efforts, the possibility exists that instances of noncompliance could occur or be identified in the future, the penalties or corrective action costs associated with which could be material.

     Like any manufacturer, the Company is subject to the possibility that it may receive notices of potential liability, pursuant to CERCLA or analogous state laws, for cleanup costs associated with onsite or offsite waste recycling or disposal facilities at which waste associated with its operations have allegedly come to be located. Liability under CERCLA is strict, retroactive, and joint and several. No such notices are currently pending.

     The Company has made, and will continue to make, capital expenditures to comply with current and future environmental Requirements. Because environmental Requirements are becoming increasingly stringent, the Company's expenditures for environmental compliance may increase in the future.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

                  NAME                     AGE                     POSITION
                  ----                     ----    -----------------------------------------
                                                   Chief Executive Officer, President and
Scott C. Hennessy........................   40     Director
Fred H. Geyer............................   38     Chief Financial Officer
David N. Hallford........................   46     Vice President--Sales
Howard A. Lindsay........................   40     Vice President--Engineering
Stephen M. Brown.........................   33     Director--Human Resources
Bill R. Beatty...........................   38     Director--Marketing and Tour Operations
Adrian H. McCall.........................   40     Director--International Sales and Marketing
James T. Davidson III....................   34     Plant Manager--Steel Operations
Mark Rossi...............................   42     Director
Tyler J. Wolfram.........................   32     Director
Robert A. Knox...........................   46     Director
Raymond A. DeVita........................   62     Director

     Scott C. Hennessy has been President of the Company since 1996. Mr. Hennessy joined the Company in 1994 as Vice President-Sales and Marketing. From 1980 to 1994, Mr. Hennessy held various management positions at Black & Decker in sales, marketing and product development. Mr. Hennessy sits on the Board of Governors of the National Golf Foundation. Mr. Hennessy graduated magna cum laude with a B.S. from the University of Delaware.

     Fred H. Geyer has been Chief Financial Officer of the Company since February 1998. From 1986 to 1998, Mr. Geyer held various positions at Emerson Electric Company, including Vice President-Finance in the Air Moving Motor Division. Prior to that, Mr. Geyer worked at Arthur Andersen LLP as a Senior Auditor. Mr. Geyer is a Certified Public Accountant in the State of Missouri and is a member of the American Institute of Certified Public Accountants. Mr. Geyer graduated magna cum laude with a B.S. from the University of Missouri.

     David N. Hallford has been Vice President/Sales and National Sales Manager of the Company since 1989. From August 1985 to January 1989, Mr. Hallford held various positions in sales and customer service at Plough Corporation. Hr. Hallford worked as an on-course golf professional responsible for management and retail sales. Mr. Hallford graduated magna cum laude with a B.S. from the University of Memphis.

     Howard A. Lindsay has been Vice President-Engineering of the Company since 1996. From 1993 to 1996, Mr. Lindsay was General Manager of Viatech, Inc. (a subsidiary of Simula, Inc.). Prior to that, from January 1991 to October 1993, he was Product Manager, Composites for Simula, Inc. Mr. Lindsay received a B.S. from Arizona State University.

     Bill R. Beatty has been Director-Marketing and Tour Operations and Sales Service since 1996. From December 1993 to March 1996, Mr. Beatty was Group Product Manager and Manager of International Sales and Marketing for Rubbermaid. Mr. Beatty received a B.S. from Ohio State University and an M.B.A. from Pepperdine University.

     Adrian H. McCall has been Director-International Sales and Marketing of the Company since 1995. From May 1992 to September 1995, Mr. McCall served as Director of International Operations of The Upper Deck Company. Mr. McCall graduated cum laude with a B.S. from the University of Hartford.

     Stephen R. Brown has been the Director-Human Resources since 1997. From September 1996 to December 1997, Mr. Brown served as Manager-Human Resources. Prior to that, since 1992, Mr. Brown served as Division Human Resource Manager for the U.S. Electrical Motors Division of Emerson Electric. Mr. Brown received a B.A. from the University of South Carolina.

     James T. Davidson III has been Plant Manager-Steel Operations since January 1998. From April 1996 to December 1997, Mr. Davidson served as Manufacturing Manager and Materials Manager. Prior to that from

April 1993 to April 1996, Mr. Davidson served as Materials Manager and as Planning Manager from October 1991 to April 1993 for Hoke Incorporated. Mr. Davidson received a B.A. from Ohio State University.

     Mark Rossi became a director of the Company in connection with the Recapitalization. Mr. Rossi has served as Senior Managing Director of Cornerstone since December 1996. From 1983 to 1996, Mr. Rossi was affiliated with the general partners of various private equity funds managed by Prudential. Mr. Rossi is also a director of Maxwell Technologies, Inc., StorMedia Inc., International Manufacturing Services, Inc. and several private companies. Mr. Rossi received a B.A. from Saint Vincent College and an M.B.A. from Northwestern University.

     Tyler J. Wolfram became a director of the Company in connection with the Recapitalization. Mr. Wolfram has served as a Managing Director of Cornerstone since March 1998. From 1993 to March 1998, Mr. Wolfram held various positions in the High Yield Group of Donaldson, Lufkin & Jenrette Securities Corporation. Mr. Wolfram received an A.B. from Brown University and an M.B.A. from The Wharton School of the University of Pennsylvania.

     Robert A. Knox became a director of the Company in connection with the Recapitalization. Mr. Knox has served as Senior Managing Director of Cornerstone since December 1996. From 1983 to 1996, Mr. Knox was affiliated with the general partners of various private equity funds managed by Prudential. Mr. Knox is also a director of Health Management Associates, Lechters, Inc. and several private companies. Mr. Knox received a B.A. and an M.B.A. from Boston University.

     Raymond A. DeVita became a director of the Company in connection with the Recapitalization. Mr. DeVita served as President of True Temper from 1994 to 1996 and Executive Vice President of Black & Decker from 1989 to 1996. Mr. DeVita retired in 1996. Prior to 1989, Mr. DeVita was Executive Vice President of Emhart.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company for 1997 of those persons who served as (i) the chief executive officer during 1997 and (ii) the other four most highly compensated executive officers of the Company or its predecessor for 1997 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                             ANNUAL COMPENSATION
                                           -------------------------------------------------------
                                                                        OTHER            TOTAL
   NAME AND PRINCIPAL POSITION     YEAR     SALARY      BONUS      COMPENSATION(1)    COMPENSATION
   ---------------------------     ----    --------    --------    ---------------    ------------
Scott C. Hennessy................  1997    $225,000    $319,668        $28,964          $573,632
  Chief Executive Officer,
  President and Director
Howard A. Lindsay................  1997     117,479      44,437         12,767           174,683
  Vice President--Engineering
Adrian H. McCall.................  1997     116,708      46,800          3,501           167,009
  Director--International Sales
  and Marketing
David N. Hallford................  1997     107,833      42,000         12,920           162,753
  Vice President--Sales
Cynthia Sorenson(2)..............  1997     113,000      42,375          4,470           159,845
  Vice President--Finance
  Administration
Mark Lang(2).....................  1997     123,500      31,250          4,800           159,550
  Vice President--Operations
Bill R. Beatty...................  1997     103,206      32,100          1,471           136,779
  Director--Marketing and Tour
  Operations

------------------------------
(1) Includes country club dues, matching contributions under the Company's 401(k) plan, and use of a company car.

(2) Ms. Sorenson and Mr. Lang resigned from the Company in February 1998.

PENSION PLANS

     The Company maintains tax-qualified and nonqualified defined benefit pension plans that provide monthly annuities payable at age 65, or after age 55 at actuarially reduced levels. Under these plans, the amount of the annuity which would be payable if a participant were to retire at age 65 is the sum of:
(i) one percent of a participant's final average earnings multiplied by years of benefit service on and after January 1, 1992; (ii) .425% of a participant's final average earnings in excess of social security covered compensation multiplied by years of benefit service on and after January 1, 1992; and (iii) the participant's adjusted accrued benefit for service prior to 1992 under prior plans, if applicable. In addition, to the extent that any benefit under the tax-qualified plan is limited because of restrictions imposed by under the Code, the non-qualified plan will provide the additional benefit which would have been provided under the qualified plan if such limitations did not exist. The table below presents the aggregate pension benefit which would be payable under both plans:

                                  TRUE TEMPER

               ANNUAL PENSION BENEFITS AT NORMAL RETIREMENT DATE

                                          YEARS OF SERVICE
   ANNUAL     ------------------------------------------------------------------------
REMUNERATION     5        10         15         20         25         30         35
------------  -------   -------   --------   --------   --------   --------   --------
$125,000      $ 7,400   $15,100   $ 22,900   $ 30,700   $ 38,500   $ 46,300   $ 54,100
$150,000      $ 9,100   $18,500   $ 28,100   $ 37,700   $ 47,300   $ 56,900   $ 66,600
$175,000      $10,700   $21,800   $ 33,200   $ 44,700   $ 56,100   $ 67,600   $ 79,000
$200,000      $12,300   $25,200   $ 38,400   $ 51,700   $ 64,900   $ 78,200   $ 91,500
$225,000      $13,900   $28,500   $ 43,600   $ 58,700   $ 73,800   $ 88,800   $103,900
$250,000      $15,500   $31,900   $ 48,800   $ 65,700   $ 82,600   $ 99,500   $116,400
$300,000      $18,800   $38,600   $ 59,100   $ 79,700   $100,200   $120,700   $141,300
$350,000      $22,000   $45,300   $ 69,500   $ 93,700   $117,800   $142,000   $166,200
$400,000      $25,300   $52,000   $ 79,800   $107,600   $135,500   $163,300   $191,100
$500,000      $31,700   $65,500   $100,500   $135,600   $170,700   $205,800   $240,900
$600,000      $38,200   $78,900   $121,300   $163,600   $206,000   $248,300   $290,700
$700,000      $44,700   $92,300   $142,000   $191,600   $241,200   $290,800   $340,500

                       NAME                             HIRE DATE        CREDITED SERVICE
                       ----                             ---------        ----------------
Beatty, William...................................      June 10, 1996         2 years
Hallford, David...................................   February 1, 1989         9 years
Hennessy, Scott...................................       June 9, 1980        18 years
Lang, Mark........................................  February 28, 1994         4 years
Lindsay, Howard...................................  February 12, 1996         2 years
McCall, Adrian....................................  December 11, 1995         3 years
Sorenson, Cynthia.................................   November 9, 1987        11 years

STOCK OPTION PLAN

     The Board of Directors has adopted a stock option plan (the "Stock Plan"), which provides for the grant to certain key employees and/or directors of the Company of stock options that are non-qualified options for federal income tax purposes. The Stock Plan will be administered by the Compensation Committee of the Board of Directors. The Compensation Committee will have broad powers under the Stock Plan, including exclusive authority (except as otherwise provided in the Stock Plan) to determine: (i) who will receive awards; (ii) the type, size and terms of awards; (iii) the time when awards will be granted; and (iv) vesting criteria, if any, of the awards.

COMPENSATION OF DIRECTORS

     The Company will reimburse directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. In addition, the Company may compensate directors for services provided in such capacity.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     All of the Company's capital stock is owned by True Temper Corporation. The following table sets forth information with respect to the beneficial ownership of TTC's capital stock as of September 30, 1998 by: (i) all stockholders of TTC that own more than 5% of any class of such voting securities, (ii) each director and named executive officer, and (iii) all directors and executive officers as a group.

                                                                            PERCENTAGE OF
                               NUMBER OF    NUMBER OF     PERCENTAGE OF      OUTSTANDING     PERCENTAGE OF
                               PREFERRED      COMMON       OUTSTANDING         COMMON        VOTING CAPITAL
  NAME OF BENEFICIAL OWNER       SHARES       SHARES     PREFERRED STOCK        STOCK            STOCK
  ------------------------     ---------    ---------    ---------------    -------------    --------------
TTS LLC(1)...................  11,750,000    8,192,163         94.0%            89.2%             89.2%
  c/o Cornerstone Equity
     Investors, L.L.C.
717 Fifth Avenue,
Suite 1100 New York, New
York 10022
EII(2).......................          --      534,632          6.0%             5.8%              5.8%
  c/o The Black & Decker
     Corporation
701 East Joppa Road
Towson, Maryland 21286

Scott C. Hennessy............          --      367,444           --                4%                4%
Howard A. Lindsay............          --       22,965           --                *                 *
Adrian H. McCall.............          --       21,933           --                *                 *
David N. Hallford............          --       12,902           --                *                 *
William R. Beatty............          --        6,193           --                *                 *

All directors and executive
  officers as a group
  (8 persons)(3).............           0      459,305            0              5.0%              5.0%

------------------------------
  * Less than 1%.

(1) Membership interests in TTS LLC are held by Cornerstone Equity Investors IV, L.P. (73.9%), GS Private Equity Partners, L.P. (17.2%), GS Private Equity Partners Offshore, L.P. (8.3%) and certain other investors (0.5%).

(2) Emhart Industries, Inc., a wholly-owned subsidiary of Black & Decker. See "The Transactions."

(3) Includes issuance of management incentive shares. Excludes stock held by TTS LLC, an affiliate of Cornerstone Equity Investors, L.L.C. ("Cornerstone"), for which the individual directors who are affiliates of Cornerstone disclaim beneficial ownership.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RECAPITALIZATION AGREEMENT

     Pursuant to the Recapitalization Agreement, Black & Decker has indemnified the Equity Investor against any and all damages resulting from any misrepresentation or breach of warranty of Black & Decker or TTC contained in the Recapitalization Agreement, a claim for which is made (in most cases) the earlier of 18 months following the Closing Date (as defined) or the date on which audited financial statements for the 1999 calender year are delivered. The indemnification obligations of Black & Decker under the Recapitalization Agreement are generally subject to a $5.0 million basket amount and limited to an aggregate payment of no more than 25% of the Adjusted Purchase Price (as defined therein) received by Black & Decker pursuant to the Recapitalization. Black & Decker will indemnify the Company for 50% of all Environmental Liability (as defined therein) up to an aggregate amount of $10.0 million and 80% of any Environmental Liability in excess of $10.0 million.

     In addition, Black & Decker has agreed for a period of five years after the Closing Date not to compete with the Company in the business of the Company as conducted as of the Closing Date. Black & Decker has also agreed for a period of up to 12 months after the Closing Date of the Recapitalization not to hire or solicit the employment of certain employees of the Company.

     Pursuant to the Recapitalization Agreement, TTC may pay certain contingent amounts to Black & Decker. The amount of such payments, if any, will be equal to 25% of the EBIT Contribution derived from TTC's sales to Thiokol pursuant to the Thiokol Contract (each such term as defined in the Recapitalization Agreement). Such payments will be made annually during the initial term of the Thiokol Contract based on the EBIT Contribution derived in each such year.

STOCKHOLDERS AGREEMENT

     Upon the consummation of the Recapitalization, TTC and all of its stockholders, including the Equity Investor and Black & Decker (collectively, the "Stockholders"), entered into a stockholders agreement (the "Stockholders Agreement"). The Stockholders Agreement: (i) requires that each of the parties thereto vote all of its voting securities of TTC and take all other necessary or desirable actions to cause the size of the Board of Directors of TTC to be established at the number of members determined by the Equity Investor and to cause designees of the Equity Investor representing a majority of the Board of Directors to be elected to the Board of Directors of TTC; (ii) grants TTC and the Equity Investor a right of first refusal on any proposed transfer of shares of capital stock of TTC held by Black & Decker and any of the other Stockholders; (iii) grants tag-along rights on certain transfers of shares of capital stock of TTC; (iv) requires the Stockholders to consent to a sale of TTC to an independent third party if such sale is approved by certain holders of the then outstanding shares of voting common stock of TTC; and (v) except in certain instances, prohibits Black & Decker from transferring any shares of capital stock of TTC for certain periods following the consummation of the Recapitalization. Certain of the foregoing provisions of the Stockholders Agreement will terminate upon the consummation of an Initial Public Offering, a Qualified Public Offering or an Approved Sale (as each is defined in the Stockholders Agreement).

EQUITY REGISTRATION RIGHTS AGREEMENT

     Upon the consummation of the Recapitalization, TTC and all of its stockholders, including the Equity Investor and Black & Decker, entered into the Equity Registration Rights Agreement. Under the Equity Registration Rights Agreement, the holders of a majority of the TTC Registrable Securities (as defined in the Equity Registration Rights Agreement) and/or its affiliates have the right, subject to certain conditions, to require TTC to register any or all of their shares of common stock of TTC under the Securities Act at TTC's expense. In addition, all holders of Registrable Securities are entitled to request the inclusion of any shares of common stock of TTC subject to the Equity Registration Rights Agreement in any registration statement filed by TTC at TTC's expense whenever TTC proposes to register any of its common stock under the Securities

Act. In connection with all such registrations, TTC has agreed to indemnify all holders of Registrable Securities against certain liabilities, including liabilities under the Securities Act.

TRANSITION SERVICES AGREEMENT

     In connection with the Recapitalization, the Company entered into the Transition Services Agreement with Black & Decker. Pursuant to the Transition Services Agreement, Black & Decker has agreed to provide a variety of services (including payroll and financial accounting, among others) at prices set forth in the Transition Services Agreement for a period of up to 12 months after the Closing Date.

CORPORATE EXPENSE ALLOCATION

     True Temper received certain services provided by Black & Decker that include cash management, tax reporting, risk management and internal audit. Allocated expenses for such services, amounting to $1.3 million, $0.7 million and $0.9 million for 1995, 1996 and 1997, respectively, have been included in the accompanying statements of operating income. Charges for these corporate services were based upon a general allocation methodology determined by Black & Decker (used to allocate all corporate overhead expenses to Black & Decker's operating divisions), and have not necessarily been allocated on a basis which approximates True Temper's estimated usage of such services. The corporate expense allocation also includes the allocation of $0.4 million and $0.1 million in 1995 and 1996, respectively, which primarily consisted of salaries for additional management personnel. Group management was disbanded in early 1996.

CORPORATE PASS-THROUGH CHARGES

     Black & Decker provided certain common services for True Temper and other Black & Decker affiliates, including group self-insurance programs and blanket insurance coverage. Many of these services represent services provided by third parties whereby Black & Decker incurred the cost of the service on behalf of True Temper. Black & Decker charged True Temper for the estimated cost of these services. The costs for these services and/or expenses have been allocated to True Temper by Black & Decker based upon certain allocation methodologies determined by Black & Decker. Accordingly, there is no assurance that the amounts allocated for such items provided by Black & Decker would be indicative of the actual amounts that True Temper would have incurred on a stand alone basis.

MANAGEMENT SERVICES AGREEMENT

     In connection with the Recapitalization, the Company entered into a Management Services Agreement with Cornerstone pursuant to which Cornerstone has agreed to provide: (i) general management services; (ii) assistance with the identification, negotiation and analysis of acquisitions and dispositions; (iii) assistance with the negotiation and analysis of financial alternatives; and (iv) other services agreed upon by the Company and Cornerstone. In exchange for such services, Cornerstone or its nominee receives: (i) an annual advisory fee of $0.5 million, plus reasonable out-of-pocket expenses (payable quarterly); (ii) a transaction fee in an amount equal to 1.0% of the aggregate transaction value in connection with the consummation of any material acquisition, divestiture, financing or refinancing by the Company or any of its subsidiaries; and (iii) a one-time transaction fee of $3.0 million upon the consummation of the Recapitalization. The Management Services Agreement has an initial term of five years, subject to automatic one-year extensions unless the Company or Cornerstone provides written notice of termination. The annual advisory fee of $0.5 million is an obligation of the Company and is also contractually subordinated to the Notes and the Senior Credit Facilities.

                    DESCRIPTION OF SENIOR CREDIT FACILITIES

     As part of the Transactions, the Company entered into the Senior Credit Facilities with a syndicate of financial institutions for which Donaldson, Lufkin & Jenrette Securities Corporation acted as the Arranger and DLJ Capital Funding, Inc. acted as the Syndication Agent. The following is a summary of the material terms and conditions of the Senior Credit Facilities and is subject to the detailed provisions of the Senior Credit Facilities and the various related documents entered into in connection therewith.

     Loans; Interest Rates. The Senior Credit Facilities consist of up to a $20.0 million six-year non-amortizing Revolving Credit Facility and Term Loans in an aggregate principal amount of $37.5 million, consisting of a $10.0 million Term A Loan due 2004 and a $27.5 million Term B Loan due 2005. The borrowings under the Senior Credit Facilities, together with the aggregate gross proceeds from the Bridge Note and the Seller Note, the Equity Investor Contribution and the Retained Equity were used to consummate the Recapitalization and the Grafalloy Acquisition and to pay fees and expenses related to the Transactions, the Offering and the Grafalloy Acquisition. In addition, the Senior Credit Facilities provide financing for future working capital, capital expenditures and other general corporate purposes.

     The Revolving Bank Facility is available on a revolving basis during the period commencing on the date of the Closing and ending on the date that is six years after the date of the Closing, subject to a borrowing base. The Company borrowed $7.5 million under the Term Loans primarily to fund the Grafalloy Acquisition. At the Company's option, loans made under the Revolving Bank Facility bear interest at either (i) the Alternate Base Rate (as defined in the Senior Credit Facilities) plus a margin of 1.00%, or (ii) the reserve-adjusted LIBO rate plus a margin of 2.25%. The entire amount of the Term Loans was drawn in connection with the Transactions and the Grafalloy Acquisition; and, at the Company's option, the Term Loans bear interest at either (i) the Alternate Base Rate plus a margin of 1.00% in the case of the Term A Loan and 1.25% in the case of the Term B Loan, (ii) or the reserve-adjusted LIBO rate plus a margin of 2.25% in the case of the Term A Loan and 2.50% in the case of the Term B Loan; provided that, commencing six months after the closing of the Senior Credit Facilities), the applicable margins for the Revolving Credit Facility and the Term A Loan will be subject to a performance-based grid and may be adjusted pursuant thereto.

     Repayment. Revolving loans may be borrowed, repaid and reborrowed from time to time until six years after the closing of the Senior Credit Facilities. The Term Loan may be repaid at any time but must be repaid in full eight years after the closing of the Senior Credit Facilities.

     Security. The Revolving Credit Facility is secured by a first-priority lien and the Term Loan is secured by a second-priority lien on all capital stock of the Company and substantially all property and assets (tangible and intangible) of the Company and each of its U.S. Subsidiaries, including, without limitation, all intercompany indebtedness, and all capital stock (or similar equity interests) of each of the Company's direct and indirect subsidiaries, whenever acquired and wherever located; provided, however, that no more than 65% of the capital stock or similar equity interests of non-U.S. subsidiaries is required to be pledged as security in the event that a pledge of a greater percentage results in material increased tax or similar liabilities for the Company and its Subsidiaries on a consolidated basis or violate applicable law.

     Prepayments. In addition, the Senior Credit Facilities provide for mandatory repayments, subject to certain exceptions, of the Term Loan, and reductions in the Revolving Credit Facility, based on certain net asset sales outside the ordinary course of business of the Issuer and its subsidiaries, the net proceeds of certain debt and equity issuances, and excess cash flow.

     Outstanding loans under the Senior Credit Facilities are voluntarily pre-payable without penalty; provided, however, that LIBO rate breakage costs, if any, are borne by the Company.

     Conditions and Covenants. The obligations of the lenders under the Senior Credit Facilities are subject to the satisfaction of certain conditions precedent customary for similar bank facilities or otherwise appropriate under the circumstances. The Company and each of its Subsidiaries are subject to certain negative covenants contained in the Senior Credit Facilities, including without limitation covenants that restrict: (i) the incurrence of additional indebtedness and other obligations and the granting of additional liens; (ii) mergers, consolidations, amalgamations, liquidations, dissolutions and dispositions of assets; (iii) investments, loans and advances; (iv) dividends, stock repurchases and redemptions; (v) prepayment or repurchase of subordinated indebtedness and amendments to certain agreements governing indebtedness, including the Indenture and the Notes; (vi) engaging in transactions with affiliates; and (vii) sales and leasebacks. The Senior Credit Facilities also contain customary affirmative covenants, including compliance with environmental laws, maintenance of corporate existence and rights, maintenance of insurance, property and interest rate protection, financial reporting, inspection of property, books and records, and the pledge of additional collateral and guarantees from new subsidiaries. In addition, the Senior Credit Facilities require the Company to maintain a minimum interest coverage ratio, a minimum fixed charge coverage ratio, minimum EBITDA (as defined therein) and a maximum leverage ratio. Certain of these financial, negative and affirmative covenants are more restrictive than those set forth in the Indenture.

     Events of Default. The Senior Credit Facilities also include events of default that are typical for senior bank facilities and appropriate in the context of the Transactions, including, without limitation, nonpayment of principal, interest, fees or reimbursement obligations with respect to letters of credit, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities, defaults or judgements under ERISA and change of control. The occurrence of any of such events of default could result in acceleration of the Company's obligations under the Senior Credit Facilities and foreclosure on the collateral securing such obligations, which could have material adverse results to holders of the Notes.

                         DESCRIPTION OF EXCHANGE NOTES

GENERAL

     The Exchange Notes (the "Notes") will be issued pursuant to the terms of the indenture (the "Indenture"), dated as of November 23, 1998 between the Company and United States Trust Company of New York, as trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. A copy of the Indenture may be obtained from the Company. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions."

     The Exchange Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Exchange Notes. The Exchange Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Exchange Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Exchange Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $150.0 million, of which $100.0 million have been issued on the date of original issuance, and will mature on December 1, 2008. Interest on the Notes accrues at the rate of 10.875% per annum and will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 1999, to Holders of record on the immediately preceding May 15 and November 15. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Additional Notes may be issued from time to time after the Offering, subject to the provisions of the Indenture described below under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock." The Notes offered hereby and any additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium and Liquidated Damages, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments of principal, premium and Liquidated Damages, if any, and interest with respect to Notes represented by one or more permanent global Notes will be paid by wire transfer of immediately available funds to the account of The Depository Trust Company or any successor thereto. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes have been issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

     The payment of principal of, premium and Liquidated Damages, if any, and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed and all permissible renewals, extensions, refundings or refinancings thereof.

     The Indenture provides that, upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors in any Insolvency or Liquidation Proceeding with respect to the Company all amounts due or to become due under or with respect to all Senior Debt will first be paid in full in cash before any payment is made on account of the Notes, except that the Holders of Notes may receive Reorganization Securities. Upon any such Insolvency or Liquidation Proceeding, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than Reorganization Securities), to which the Holders of the Notes or the Trustee would be entitled will be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the Holders of the Notes or by the Trustee if received by them, directly to the holders of Senior Debt (pro rata to such holders on the basis of the amounts of Senior Debt held by such holders) or their Representative or Representatives, as their interests may appear, for application to the payment of the Senior Debt remaining unpaid until all such Senior Debt has been paid in full in cash, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of Senior Debt.

     The Indenture provides that (a) in the event of and during the continuation of any default in the payment of principal of, interest or premium, if any, on any Senior Debt, or any Obligation owing from time to time under or in respect of Senior Debt, or in the event that any event of default (other than a payment default) with respect to any Senior Debt will have occurred and be continuing and will have resulted in such Senior Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or (b) if any event of default other than as described in clause (a) above with respect to any Designated Senior Debt will have occurred and be continuing permitting the holders of such Designated Senior Debt (or their Representative or Representatives) to declare such Designated Senior Debt due and payable prior to the date on which it would otherwise have become due and payable, then no payment will be made by or on behalf of the Company on account of the Notes (other than payments in the form of Reorganization Securities) (x) in case of any payment or nonpayment default specified in (a), unless and until such default will have been cured or waived in writing in accordance with the instruments governing such Senior Debt or such acceleration will have been rescinded or annulled, or (y) in case of any nonpayment event of default specified in (b), during the period (a "Payment Blockage Period") commencing on the date the Company or the Trustee receives written notice (a "Payment Notice") of such event of default (which notice will be binding on the Trustee and the Holders of Notes as to the occurrence of such a payment default or nonpayment event of default) from the Credit Agent (or other holders of Designated Senior Debt or their Representative or Representatives) and ending on the earliest of
(A) 179 days after such date, (B) the date, if any, on which such Designated Senior Debt to which such default relates is paid in full in cash or such default is cured or waived in writing in accordance with the instruments governing such Designated Senior Debt by the holders of such Designated Senior Debt and (C) the date on which the Trustee receives written notice from the Credit Agent (or other holders of Designated Senior Debt or their Representative or Representatives), as the case may be, terminating the Payment Blockage Period. During any consecutive 360-day period, the aggregate of all Payment Blockage Periods shall not exceed 179 days and there shall be a period of at least 181 consecutive days in each consecutive 360-day period when no Payment Blockage Period is in effect. No event of default which existed or was continuing with respect to the Senior Debt for which notice commencing a Payment Blockage Period was given on the date such Payment Blockage Period commenced shall be or be made the basis for the commencement of any subsequent Payment Blockage Period unless such event of default is cured or waived for a period of not less than 90 consecutive days.

     As a result of the subordination provisions described above, in the event of the Company's liquidation, dissolution, bankruptcy, reorganization, insolvency, receivership or similar proceeding or in an assignment for the benefit of the creditors or a marshalling of the assets and liabilities of the Company, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. See "Risk Factors--Subordination." The Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Restricted Subsidiaries can incur. See "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

OPTIONAL REDEMPTION

     Except as provided below, the Notes will not be redeemable at the Company's option prior to December 1, 2003. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 1 of the years indicated below:

YEAR                                                PERCENTAGE
----                                                ----------
2003..............................................    105.438%
2004..............................................    103.625%
2005..............................................    101.813%
2006 and thereafter...............................    100.000%

     Notwithstanding the foregoing, at any time prior to December 1, 2001, the Company may on one or more occasions redeem up to 35% of the original aggregate principal amount of Notes at a redemption price of 110.875% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that at least 65% of the original aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 90 days of the date of the closing of such Public Equity Offering.

     At any time prior to December 1, 2003, the Notes may also be redeemed, in whole but not in part, at the option of the Company upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days' prior notice (but in no event may any such redemption occur more than 90 days after the occurrence of such Change of Control) mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest and Liquidated Damages, if any, to, the date of redemption (the "Redemption Date").

SELECTION AND NOTICE

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     Except as set forth below under "--Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase (the "Change of Control Payment"). Within 60 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to such Change of Control Offer, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of that phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  ASSET SALES

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days (to the extent of the cash received), shall be deemed to be cash for purposes of this provision; and provided further that the 75% limitation referred to in clause (ii) above will not apply to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the foregoing proviso, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

     Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or any such Restricted Subsidiary may apply such Net Proceeds, at its option, (a) to repay or repurchase Senior Debt of the Company or any Restricted Subsidiary or (b) to the acquisition of a controlling interest in another business, the making of a capital expenditure or the acquisition of other assets, in each case, in a Permitted Business. Pending the final application of any such Net Proceeds, the Company may temporarily reduce the revolving Indebtedness under the Senior Credit Facilities or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

     To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to such Asset Sale Offer, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

CERTAIN COVENANTS

  RESTRICTED PAYMENTS

     The Indenture provides that from and after the date of the Indenture the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment on such Equity Interests in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company); (ii) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company); (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except scheduled payments of interest or principal at Stated Maturity of such Indebtedness; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b) the Company would, after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;" and

          (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (i), (ii), (iii), (iv), (viii) (other than those permitted by clause (f) of the definition of "Permitted Investments"),
     (ix), (xii), (xiii), (xiv) and (xv) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first full fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company as a contribution to the Company's capital or received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus (iv) if any Unrestricted Subsidiary (A) is redesignated as a Restricted Subsidiary, the fair market value of such redesignated Subsidiary (as determined in good faith by the Board of Directors) as of the date of its redesignation or (B) pays any cash dividends or cash distributions to the Company or any of its Restricted Subsidiaries, 100% of any such cash dividends or cash distributions made after the date of the Indenture.

     The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;
(iv) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis; (v) the declaration or payment of dividends to TTC for expenses incurred by TTC in its capacity as a holding company or for services rendered on behalf of the Company, including, without limitation, (a) customary salary, bonus and other benefits payable to officers, employees and consultants of TTC, (b) fees and expenses paid to members of the Board of Directors of TTC, (c) general corporate overhead expenses of TTC, (d) management, consulting or advisory fees paid to TTC or to permit TTC to pay management, consulting or advisory fees, in each case, not to exceed $1.5 million in any fiscal year, and (e) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of TTC or the Company held by any member or former member of TTC's or the Company's (or any of their Restricted Subsidiaries') management pursuant to any management equity subscription agreement, stockholders agreement or stock option agreement in effect as of the date of the Indenture; provided, however, (A) with respect to clauses (a) through (c) above, the aggregate amount paid does not exceed $2.0 million in any fiscal year and (B) with respect to clause (e) above, the aggregate price paid shall not exceed (x) $1.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to clause (y)) of $2.0 million in any calendar year, plus (y) the aggregate cash proceeds received by the Company from any issuance or reissuance of Equity Interests by TTC to members of management of the Company and its Restricted Subsidiaries and the proceeds to the Company of any "key-man" life insurance policies; provided that the cancellation of Indebtedness owing to the Company from members of management of the Company or any Restricted Subsidiary in connection with such repurchase of Equity Interests will not be deemed to be a Restricted Payment; (vi) Investments in any Person (other than the Company or a Restricted Subsidiary) engaged in a Permitted Business in an amount not to exceed $5.0 million; (vii) other Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause
(vii) that are at that time outstanding, not to exceed $3.0 million; (viii) Permitted Investments; (ix) the declaration or payment of dividends or other payments to TTC pursuant to any tax sharing agreement or other arrangement among TTC or other members of the affiliated corporations of which TTC is the common parent; (x) other Restricted Payments in an aggregate amount not to exceed $7.5 million; (xi) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends on Disqualified Stock issued or after the date of the Indenture, the incurrence of which satisfied the covenant set forth in the first paragraph of "--Incurrence of Indebtedness and Issuance of Preferred Stock" below; (xii) the declaration or payment of dividends to TTC to satisfy any required purchase price adjustment payment arising out of the Recapitalization; (xiii) the declaration or payment of dividends or other payments to TTC in an amount not to exceed $1.0 million to satisfy redemption obligations in respect of Equity Interests of TTC that are held by management of TTC or the Company; provided that such amount shall not be applied against expenses incurred pursuant to clause (v)(e) above; (xiv) repurchases of Equity Interests deemed to occur upon the exercise of stock options if such Equity Interests represent a portion of the exercise price thereof; and (xv) distributions to TTC to fund the Transactions. See "The Transactions."

     The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation (as determined in good faith by the Board of Directors). Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined in good faith by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee; such determination will be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "--Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

  INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired
Debt) or issue shares of Disqualified Stock or preferred stock and the Company's Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) and issue Disqualified Stock or preferred stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

     The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (i) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness and letters of credit pursuant to the Senior Credit Facilities;

          (ii) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

          (iii) the incurrence by the Company of Indebtedness represented by the Notes issued on the Issue Date;

          (iv) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary (whether through the direct purchase of assets or the Capital Stock of any Person owning such Assets), in an aggregate principal amount or accreted value, as applicable, not to exceed $10.0 million;

          (v) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in connection with the acquisition of assets or a new Restricted Subsidiary; provided that such Indebtedness was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by the Company or one of its Subsidiaries and was not incurred in connection with, or in contemplation of, such acquisition by the Company or one of its Subsidiaries; provided further that the principal amount (or accreted value, as applicable) of such Indebtedness, together with any other outstanding Indebtedness incurred pursuant to this clause (v), does not exceed $7.5 million;

          (vi) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness that was permitted by the Indenture to be incurred;

          (vii) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

          (viii) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging: (i) interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding; (ii) exchange rate risk with respect to any agreement or Indebtedness of such Person payable in a currency other than U.S. dollars; or (iii) commodities risk relating to commodities agreements, entered into in the ordinary course of business, for the purchase of raw material used by the Company and its Restricted Subsidiaries;

          (ix) the Guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant;

          (x) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company;

          (xi) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation to letters of credit in respect to workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

          (xii) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, asset or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that (x) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (x)) and (y) the maximum assumable liability in respect of such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any such subsequent changes in value) actually received by the Company and/or such Restricted Subsidiary in connection with such disposition;

          (xiii) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

          (xiv) guarantees incurred in the ordinary course of business in an aggregate principal amount not to exceed $5.0 million at any time outstanding; and

          (xv) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness, including Attributable Debt incurred after the date of the Indenture, in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (xv), not to exceed $10.0 million.

     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xv) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. In addition, the Company may, at any time, change the classification of an item of Indebtedness (or any portion thereof) to any other clause or to the first paragraph hereof provided that the Company would be permitted to incur such item of Indebtedness (or portion thereof) pursuant to such other clause or the first paragraph hereof, as the case may be, at such time of reclassification. Accrual of interest, accretion or amortization of original issue discount and the accretion of accreted value will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

  LIENS

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing trade payables or Indebtedness that does not constitute Senior Debt (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired unless (i) in the case of Liens securing Indebtedness that is expressly subordinated or junior in right of payment to the Notes, the Notes are secured on a senior basis to the obligations so secured until such time as such obligations are no longer secured by a Lien and (ii) in all other cases, the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

  DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Senior Credit Facilities as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive in the aggregate (as determined in the good faith judgment of the Company's Board of Directors) with respect to such dividend and other payment restrictions than those contained in the Senior Credit Facilities as in effect on the date of the Indenture, (c) the Indenture and the Notes, (d) any applicable law, rule, regulation or order, (e) any instrument of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) Permitted Refinancing Indebtedness, provided that the material restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, in the good faith judgment of the Company's board of directors, taken as a whole, to the Holders of Notes than those contained in the agreements governing the Indebtedness being refinanced,
(i) contracts for the sale of assets, including without limitation customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary, (j) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business and (k) other Indebtedness or Disqualified Stock of Restricted Subsidiaries permitted to be incurred subsequent to the Issuance Date pursuant to the provisions of the covenant described under "--Incurrence of Indebtedness and Issuance of Preferred Stock."

  MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and
(iv) the Company
or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (a) will, after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" or (b) would (together with its Restricted Subsidiaries) have a higher Fixed Charge Coverage Ratio immediately after such transaction (after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period) than the Fixed Charge Coverage Ratio of the Company and its subsidiaries immediately prior to the transaction. The foregoing clause (iv) will not prohibit (a) a merger between the Company and a Wholly Owned Subsidiary of TTC created for the purpose of holding the Capital Stock of the Company, (b) a merger between the Company and a Wholly Owned Subsidiary or (c) a merger between the Company and an Affiliate incorporated solely for the purpose of reincorporating the Company in another state of the United States so long as, in each case, the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby. The Indenture will also provide that the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. The provisions of this covenant will not be applicable to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and its Wholly Owned Restricted Subsidiaries.

  TRANSACTIONS WITH AFFILIATES

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction") unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee
(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $7.5 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that the following shall not be deemed Affiliate
Transactions: (a) customary directors' fees, indemnification or similar arrangements or any employment agreement or other compensation plan or arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (b) transactions between or among the Company and/or its Restricted Subsidiaries, (c) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments," (d) customary loans, advances, fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any of its Restricted Subsidiaries, (e) transactions pursuant to any contract or agreement in effect on the date of the Indenture as the same may be amended, modified or replaced from time to time so long as any such amendment, modification or replacement is no less favorable to the Company and its Restricted Subsidiaries than the contract or agreement as in effect on the Issue Date, (f) insurance arrangements among TTC and its Subsidiaries that are not less favorable to the Company or any of its Subsidiaries than those that are in effect on the date hereof provided such arrangements are conducted in the ordinary course of business consistent with past practices, (g) payments under any tax sharing agreement or other arrangement among TTC and other members of the affiliated group of corporations of which either is the common parent and (h) payments in connection with the Transactions (including the payment of fees and expenses with respect thereto).

  ANTI-LAYERING

     The Indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is both
(a) subordinate or junior in right of payment to any Senior Debt and (b) senior in any respect in right of payment to the Notes.

  SALE AND LEASEBACK TRANSACTIONS

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company or any Restricted Subsidiary may enter into a sale and leaseback transaction if (i) the Company or such Restricted Subsidiary could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "--Liens," (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction and (iii) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales."

  LIMITATIONS ON ISSUANCES OF GUARANTEES OF INDEBTEDNESS

     The Indenture provides that the Company will not permit any Domestic Restricted Subsidiary, directly or indirectly, to incur Indebtedness or Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company or any Restricted Subsidiary unless either such Restricted Subsidiary (x) is a Subsidiary Guarantor or (y) simultaneously executes and delivers a supplemental indenture to the Indenture and becomes a Subsidiary Guarantor, which Guarantee shall (x) with respect to any Guarantee of Senior Debt, be subordinated in right of payment on the same terms as the Notes are subordinated to such Senior Debt and (y) with respect to any Guarantee of any other Indebtedness, be senior to or pari passu with such Restricted Subsidiary's other Indebtedness or Guarantee of or pledge to secure such other Indebtedness. Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's stock in, or all or substantially all the assets of, such Restricted Subsidiary, which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture.

  ADDITIONAL GUARANTEES

     The Indenture provides that if the Company shall acquire or create a Domestic Restricted Subsidiary after the date of the Indenture, or if any Subsidiary of the Company becomes a Domestic Restricted Subsidiary, then such newly acquired or created Domestic Restricted Subsidiary shall become a Guarantor and execute a Supplemental Indenture and deliver an opinion of counsel, in accordance with terms of the Indenture.

  BUSINESS ACTIVITIES

     The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

  REPORTS

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms

10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case, within the time periods specified in the Commission's rules and regulations. In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes (whether or not permitted by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not permitted by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the captions "--Repurchase at the Option of Holders--Change of Control"; (iv) failure by the Company for 30 days after notice from the Trustee or at least 25% in principal amount of the Notes then outstanding to comply with the provisions described under the captions "--Repurchase at the Option of Holders--Asset Sales," "--Certain Covenants--Restricted Payments" or "--Incurrence of Indebtedness and Issuance of Preferred Stock"; (v) failure by the Company for 60 days after notice from the Trustee or holders of at least 25% in principal amount of the Notes then outstanding voting as a single class to comply with any of its other agreements in the Indenture or the Notes; (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vii) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries that are Significant Subsidiaries. In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (vi) of the preceding paragraph, the declaration of acceleration of the Notes shall be automatically annulled if the holders of any Indebtedness described in clause (vi) of the preceding paragraph have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration and if (a) the annulment of the acceleration of Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal or interest on the Notes that became due solely because of the acceleration of the Notes have been cured or waived.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately; provided, that so long as any Indebtedness permitted to be incurred pursuant to the Senior Credit Facilities shall be outstanding, such acceleration shall not be effective until the earlier of (i) an acceleration of any such Indebtedness under the Senior Credit Facilities or (ii) five business days after receipt by the Company of written notice of such acceleration. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any of its Subsidiaries all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to December 1, 2003 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to December 1, 2003, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium and Liquidated Damages, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "--Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable

Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium and Liquidated Damages, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (vii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel (which opinion may be subject to customary assumptions and exclusions), each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver; (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"); (iii) reduce the rate of or change the time for payment of interest on any Note; (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration); (v) make any Note payable in money other than that stated in the Notes; (vi) make any change in the provisions of the Indenture relating to waivers of (a) past Defaults or (b) the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes; (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders"); (viii) make any change in the foregoing amendment and waiver provisions or (ix) release any guarantor from any of its obligations under its guarantee of the Notes or the Indenture, except in accordance with the terms of the Indenture. In addition, any amendment to the provisions of Article 10 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of Notes.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation or the sale of all or substantially all of the assets of the Company, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act, to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture or to allow any Subsidiary to guarantee the Notes.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to True Temper Sports, Inc., 8275 Tournament Drive, Suite 200, Memphis, Tennessee 38125; Attention:
Vice President--Finance and Administration.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes were offered and sold to QIBs in reliance on Rule 144A ("Rule 144A Notes").

     Rule 144A Notes initially were represented by one or more Notes in registered, global form without interest coupons (collectively, the "144A Global Notes"). The 144A Global Notes were deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "--Book-Entry, Delivery and Form--Exchange of Book-Entry Notes for Certificated Notes."

     Rule 144A Notes (including beneficial interests in the 144A Global Notes) are subject to certain restrictions on transfer and will bear a restrictive legend as described under "Notice to Investors." In addition, transfer of beneficial interests in the Global Notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Cedel Bank), which may change from time to time.

     The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

  DEPOSITORY PROCEDURES

     DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     DTC has also advised the Company that pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer ownership thereof will be effected only through, records maintained by DTC (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

     Investors in the 144A Global Notes may hold their interests therein directly through DTC or indirectly through organizations such as Euroclear and Cedel Bank. All interests in a Global Note, including those held through Euroclear or Cedel Bank, may be subject to the procedures and requirements of DTC. Those interests held by Euroclear or Cedel Bank may also be subject to the procedures and requirements of such system.

     The laws of some states require that certain persons take physical delivery in definitive form of securities they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of physical certificate evidencing such interests. For certain other restrictions on the transferability of the Notes, see "--Book-Entry, Delivery and Form--Exchange of Book-Entry Notes for Certificated Notes" and "--Book-Entry, Delivery and Form--Exchanges of Rule 144A Notes."

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Payments in respect of the principal and premium and Liquidated Damages, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes.

     Except for trades involving only Euroclear and Cedel Bank participants, interests in the Global Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants.

     Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between Participants in Euroclear and Cedel Bank will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between Participants in DTC, on the one hand, and Euroclear or Cedel Bank Participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel Bank, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel Bank, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel Bank, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to DTC. Euroclear Participants and Cedel Bank Participants may not deliver instructions directly to the depositaries for Euroclear or Cedel Bank.

     Because of time zone differences, the securities accounts of a Euroclear or Cedel Bank Participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel Bank Participant, during the securities settlement processing day (which must be a business day for Euroclear or Cedel
Bank) immediately following the settlement date of DTC. Cash received in Euroclear or Cedel Bank as a result of sales of interests in a Global Note by or through a Euroclear or Cedel Bank Participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel Bank cash account only as of the business day for Euroclear or Cedel Bank following DTC's settlement date. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants have given direction.

However, if there is an Event of Default under the Notes, DTC reserves the right to exchange Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

     The information in this section concerning DTC, Euroclear and Cedel Bank and their book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the 144A Global Notes among Participants in DTC, Euroclear and Cedel Bank, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Initial Purchaser or the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel Bank or their respective Participants or indirect Participants of their respective obligations under the rules and procedures governing their operations.

  EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

     A Global Note is exchangeable for definitive Notes in registered certificated form if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Note and the Company thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form or (iii) there shall have occurred and be continuing to occur a Default or an Event of Default with respect to the Notes. In addition, beneficial interests in a Global Note may be exchanged for certificated Notes upon request but only upon at least 20 days' prior written notice given to the Trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear, in the case of the 144A Global Notes, the restrictive legend referred to in "Notice to Investors" unless the Company determines otherwise, in compliance with applicable law.

  EXCHANGES OF RULE 144A NOTES

     Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in another Global Note will, upon transfer, cease to be an interest in such Global Note and become an interest in such other Global Note, and accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

     Transfers involving an exchange of a beneficial interest in a Global Note for a beneficial interest in another Global Note will be effected by DTC by means of an instruction originated by the Trustee through the DTC/Deposit Withdraw at Custodian system. Accordingly, in connection with such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the one Global Note and a corresponding increase in the principal amount of the other Global Note, as applicable.

CERTIFICATED NOTES

     Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such certificated Notes would be subject to the legend requirements described herein under "Notice to Investors." In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Notes under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

SAME DAY SETTLEMENT AND PAYMENT

     The Indenture requires that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

     Pursuant to the Registration Rights Agreement between the Company and the Initial Purchaser, the Company has agree to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the New Notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for New Notes. If (i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of Transfer Restricted Securities notifies the Company prior to the 20th day following consummation of the Exchange Offer that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer, (B) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its reasonable best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For the purposes of the Registration Rights Agreement, "Transfer Restricted Securities" means each (A) Note, until the earliest to occur of (i) the date on which such Note is exchanged in the Exchange Offer for a New Note which is entitled to be resold to the public by the Holder thereof without complying with the prospectus delivery requirements of the Securities Act, (ii) the date on which such Note has been disposed of in accordance with a Shelf Registration Statement (and purchasers thereof have been issued New Notes) or
(iii) the date on which such Note is distributed to the public pursuant to Rule 144 under the Securities Act and each (B) New Note held by a Broker Dealer until the date on which such New Note is disposed of by a Broker Dealer pursuant to the "Plan of Distribution" contemplated by the Exchange Offer Registration Statement (including the delivery of the Prospectus contained therein).

     The Registration Rights Agreement provides that (i) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 90 days after the Closing Date, (ii) the Company will use its reasonable best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 180 days after the Closing Date, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its reasonable best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, New Notes in exchange for all Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Company will use its reasonable best efforts to file the Shelf Registration Statement with the Commission on or prior to 60 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 180 days after such obligation arises. If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing,
(b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company will pay Liquidated Damages to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.25 per week per $1,000 principal amount of Notes. All accrued Liquidated Damages will be paid by the Company on each Damages Payment Date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes by mailing checks to their registered addresses. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

     Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Applicable Premium" means, with respect to any Note on any Redemption Date, the greater of (i) 1.0% of the principal amount of such Note or (ii) the excess of (A) the present value at such Redemption Date of (1) the redemption price of such Note at December 1, 2003 (such redemption price being set forth in the table above under the caption "Optional Redemption") plus (2) all required interest payments due on such Note through December 1, 2003 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (B) the principal amount of such Note, if greater.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition (a "Disposition") of any assets or rights (including, without limitation, by way of a sale and leaseback) (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "Repurchase at the Option of Holders--Change of Control" and/or the provisions described above under the caption "Certain Covenants--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $3.0 million or (b) for net proceeds in excess of $3.0 million. Notwithstanding the foregoing the following items shall not be deemed to be Asset Sales: (i) a disposition of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (ii) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (iii) a Restricted Payment that is permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments"; (iv) a disposition in the ordinary course of business, (v) the sale and leaseback of any assets within 90 days of the acquisition thereof, (vi) foreclosures on assets, (vii) any exchange of property pursuant to Section 1031 on the Internal Revenue Code of 1986, as amended, for use in a Related Business and (vii) the licensing of intellectual property.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) Government Securities having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Senior Credit Facilities or with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having the rating of "P-2" (or higher) from Moody's Investors Service, Inc. or "A-3" (or higher) from Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition and
(vi) any fund investing exclusively in investments of the type described in clauses (i) through (v) above.

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange
Act) other than the Principals or their Related Parties (as defined below), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares), or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, plus (v) expenses and charges of the Company related to the Transactions which are paid, taken or otherwise accounted for within 90 days of the consummation of the Transactions, plus (vi) any non-capitalized transaction costs incurred in connection with actual or proposed financings, acquisitions or divestitures (including, but not limited to, financing and refinancing fees and costs incurred in connection with the Transactions), plus (vii) any extraordinary and non-recurring charges for such period to the extent that such charges were deducted in computing such Consolidated Net Income, plus (viii) amounts paid pursuant to the Management Services Agreement to the extent such amounts were deducted in computing such Consolidated Net Income. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that Net Income of such Subsidiary was included in calculating Consolidated Net Income of such Person.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication, (a) the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (including amortization of original issue discount, non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any, pursuant to Hedging Obligations; provided that in no event shall any amortization of deferred financing costs be included in Consolidated Interest Expense); and (b) the consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued. Notwithstanding the foregoing, the Consolidated Interest Expense with respect to any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be included only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded and (v) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Restricted Subsidiaries for purposes of the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock" and shall be included for purposes of the covenant described under the caption "Restricted Payments" only to the extent of the amount of dividends or distributions paid in cash to the Company or one of its Restricted Subsidiaries.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture, (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election or (iii) was nominated by the Principals pursuant to the Stockholders Agreement.

     "Credit Agent" means The First National Bank of Chicago, in its capacity as Administrative Agent for the lenders party to the Senior Credit Facilities, or any successor thereto or any person otherwise appointed.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Debt" means (i) any Indebtedness outstanding under the Senior Credit Facilities and (ii) any other Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as "Designated Senior Debt."

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, however, that any Capital Stock that would not qualify as Disqualified Stock but for change of control provisions shall not constitute Disqualified Stock if the provisions are not more favorable to the holders of such Capital Stock than the provisions described under "--Change of Control" applicable to the Holders of the Notes.

     "Domestic Restricted Subsidiary" means, with respect to the Company, any Subsidiary of the Company that was formed under the laws of the United States of America.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Senior Credit Facilities) in existence on the date of the Indenture, until such amounts are repaid.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the Consolidated Interest Expense of such Person for such period, (ii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iii) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be calculated to include the Consolidated Cash Flow of the acquired entities on a pro forma basis after giving effect to cost savings resulting from employee terminations, facilities consolidations and closings, standardization of employee benefits and compensation policies, consolidation of property, casualty and other insurance coverage and policies, standardization of sales and distribution methods, reductions in taxes other than income taxes and other cost savings reasonably expected to be realized from such acquisition, shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

     "Foreign Subsidiary" means any Subsidiary of the Company that is not organized under the laws of a state or territory of the United States or the District of Columbia.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to depreciation, amortization or other expenses recorded as a result of the application of purchase accounting in accordance with Accounting Principles Board Opinion Nos. 16 and 17.

     "Global Notes" means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes, issued in accordance with certain sections of the Indenture.

     "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers' acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person; provided that Indebtedness shall not include the pledge by the Company of the Capital Stock of an Unrestricted Subsidiary of the Company to secure Non-Recourse Debt of such Unrestricted Subsidiary. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Insolvency or Liquidation Proceedings" means (i) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding, relative to the Company or to the creditors of the Company, as such, or to the assets of the Company, or (ii) any liquidation, dissolution, reorganization or winding up of the Company, whether voluntary or involuntary, and involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Company.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Restricted Payments."

     "Issue Date" means the date on which the initial $100.0 million in aggregate principal amount of the Notes is originally issued under the Indenture.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Management Services Agreement" means the Management Services Agreement dated on the date of the Indenture, between the Company and Cornerstone.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), the amounts required to be applied to the payment of Indebtedness (other than Indebtedness incurred pursuant to the Senior Credit Facilities), secured by a Lien on the asset or assets that were the subject of the Asset Sale, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the Notes being offered hereby) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock (other than stock of an Unrestricted Subsidiary pledged by the Company to secure debt of such Unrestricted Subsidiary) or assets of the Company or any of its Restricted Subsidiaries.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Business" means any business in which the Company and its Restricted Subsidiaries are engaged on the date of the Indenture or any business reasonably related, incidental or ancillary thereto.

     "Permitted Investments" means (a) any Investment in the Company or in a Restricted Subsidiary of the Company; (b) any Investment in Cash Equivalents;
(c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Restricted Subsidiary of the Company or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company; (d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales"; (e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; and (f) other Investments made after the date of the Indenture in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, not to exceed $7.5 million.

     "Permitted Liens" means (i) Liens securing Senior Debt (including, without limitation, Indebtedness under the Senior Credit Facilities) that was permitted by the terms of the Indenture to be incurred or other Indebtedness allowed to be incurred under clause (i) of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; (ii) Liens in favor of the Company or any Restricted Subsidiary; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were not incurred in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or any Restricted Subsidiary; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided such Liens were not incurred in contemplation of such acquisition; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens existing on the date of the Indenture; (vii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (viii) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iv) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock"; (ix) Liens securing Permitted Refinancing Indebtedness where the Liens securing the Indebtedness being refinanced were permitted under the Indenture; (x) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary; (xi) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries; (xii) easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred or imposed, as applicable, in the ordinary course of business and consistent with industry practices; (xiii) any interest or title of a lessor under any Capital Lease Obligation; (xiv) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof; (xv) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off; (xvi) Liens securing Hedging Obligations which Hedging Obligations relate to Indebtedness that is otherwise permitted under the Indenture; (xvii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries; (xviii) Liens arising from filing Uniform Commercial Code financing statements regarding leases; and (xiv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customer duties in connection with the importation of goods.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Principals" means Cornerstone Equity Investors and its affiliates.

     "Public Equity Offering" means a public offering of Equity Interests (other than Disqualified Stock) of (i) the Company or (ii) TTC to the extent the net proceeds thereof are contributed to the Company as a capital contribution.

     "Regulation S" means Regulation S promulgated under the Securities Act.

     "Regulation S Global Notes" means a global note bearing the global note legend and the private placement legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the notes resold in reliance on Rule 904 of Regulation S.

     "Related Party" with respect to any Principal means (A) any controlling stockholder or partner, 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal or (B) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding (directly or through one or more Subsidiaries) a 51% or more controlling interest of which consist of the Principals and/or such other Persons referred to in the immediately preceding clause (A).

     "Reorganization Securities" means securities distributed to Holders of the Notes in an Insolvency or Liquidation Proceeding pursuant to a plan of reorganization consented to by each class of the Senior Debt, but only if all of the terms and conditions of such securities (including, without limitation, term, tenor, interest, amortization, subordination, standstills, covenants and defaults) are at least as favorable (and provide the same relative benefits) to the holders of Senior Debt and to the holders of any security distributed in such Insolvency or Liquidation Proceeding on account of any such Senior Debt as the terms and conditions of the Notes and the Indenture are, and provide to the holders of Senior Debt.

     "Representative" means the Trustee, agent or representative for any Senior Debt.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     "Rule 144A" means Rule 144A promulgated under the Securities Act.

     "Rule 144A Global Note" means a permanent global note that is deposited with and registered in the name of the Depositary or its nominee, representing a series of Notes sold in reliance on Rule 144A.

     "Senior Credit Facilities" means the Senior Credit Facilities, dated as of September 30, 1998, between the Company and Donaldson, Lufkin & Jenrette Securities Corporation, as arranger, DLJ Capital Funding, Inc., as syndication agent and The First National Bank of Chicago, as administrative agent, providing for revolving credit borrowings and term loans, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time (including increases in principal amount).

     "Senior Debt" means (i) all Indebtedness outstanding under the Senior Credit Facilities, including any Guarantees thereof and all Hedging Obligations with respect thereto, (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness in incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes and (iii) all Obligations with respect to the foregoing. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership or limited liability company (a) the sole general partner or the managing general partner or managing member of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Subsidiary Guarantor" means (i) any Domestic Restricted Subsidiary that executes a supplemental indenture providing for the Guarantee of the payment of the Notes by such Domestic Restricted Subsidiary and (ii) any other Subsidiary of the Company that executes a Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

     "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to December 1, 2003; provided, however, that if the period from the Redemption Date to December 1, 2003 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

     "Unrestricted Subsidiary" means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall be permitted only if (i) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," and (ii) no Default or Event of Default would be in existence following such designation.

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                              PLAN OF DISTRIBUTION

     Each Participating Broker-Dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Notes pursuant to the Exchange Offer. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of Exchange Notes received in exchange for Notes where such Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed to make this Prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale. In
addition, until             , 1999, all dealers effecting transactions in the
Exchange Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sales of the Exchange Notes by Participating Broker-Dealers. Exchange Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer and/or the purchasers of any such Exchange Notes. Any Participating Broker-Dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     With respect to resales of Exchange Notes, based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Issuers believe that a holder or other person who receives Exchange Notes, whether or not such person is the holder (other than a person that is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities
Act) who receives Exchange Notes in exchange for Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the Exchange Notes, such holder cannot rely on the position of the staff of the Commission enunciated in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction and such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act, unless an exemption from registration is otherwise available. Further, each Participating Broker-Dealer that receives Exchange Notes for its own account in exchange for Notes, where such Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company has agreed to make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale.

     In connection with the Offering, the Initial Purchaser may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Initial Purchaser may over allot the Offering, creating a syndicate short position. The Initial Purchaser may bid for and purchase Notes in the open market to cover syndicate short positions. In addition, the Initial Purchaser may bid for and purchase Notes in the open market to stabilize the price of the Notes. These activities may stabilize or maintain the market price of the Notes above independent market levels. The Initial Purchaser is not required to engage in these activities, and may end these activities at any time.

     In connection with the Transactions, an affiliate of the Initial Purchaser has received customary fees in connection with their agreement to finance a portion of the Recapitalization. In addition, the Initial Purchaser received a customary fee for financial advisory services rendered to Black & Decker in connection with the Transactions.

     In the ordinary course of business, the Initial Purchaser and its affiliates have engaged, and may in the future engage, in investment banking and commercial banking transactions with the Company. The Initial Purchaser is acting as the Arranger and DLJ Capital Funding, Inc. will act as the Syndication Agent under the Senior Credit Facilities.

                                 LEGAL MATTERS

     Certain legal matters in connection with the issuance of the Exchange Notes offered hereby will be passed upon for the Company by Kirkland & Ellis, New York, New York. Certain partners of Kirkland & Ellis collectively own, through investment entities, 0.5% of the membership interests of TTS LLC, the Company's indirect parent.

                                    EXPERTS

     The financial statements of the Company at December 31, 1996 and December 31, 1997, appearing in this prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            TRUE TEMPER SPORTS, INC.

               INDEX TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Balance Sheet as of September
  29, 1998..................................................  P-3
Notes to Unaudited Pro Forma Condensed Balance Sheet........  P-4
Unaudited Pro Forma Condensed Statement of Operations for
  the twelve months ended September 29, 1998................  P-5
Unaudited Pro Forma Condensed Statement of Operations for
  the nine months ended September 29, 1998..................  P-6
Unaudited Pro Forma Condensed Statement of Operations for
  the nine months ended September 28, 1997..................  P-7
Unaudited Pro Forma Condensed Statement of Operations for
  the year ended December 31, 1997..........................  P-8
Notes to Unaudited Pro Forma Condensed Statements of
  Operations................................................  P-9

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma condensed financial information of the Company (the "Unaudited Pro Forma Financial Information") has been prepared to give effect to the following transactions as of January 1, 1997 (together, the "Transactions"): (i) the Recapitalization; (ii) the Offering; (iii) the contribution of the Assets to the Company as a capital contribution; (iv) $30.0 million of borrowings by the Company under the term loan facilities of the Senior Credit Facilities; (v) a $58.7 million equity investment by the Equity Investor; (vi) a Management Contribution of $0.4 million; (vii) equity of TTC held by EII having an imputed value of $3.7 million; and (viii) $25.0 million in gross proceeds from the Seller Note. For purposes of the Unaudited Pro Forma Financial Information, the Equity Investment and Seller Notes (which transactions are recorded by TTC not the Company) are necessary to determine the total imputed value of the Company for purposes of the calculation of deferred tax assets. The unaudited pro forma adjustments presented are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances.

     The unaudited pro forma condensed balance sheet of the Company as of September 29, 1998 (the "Unaudited Pro Forma Balance Sheet") gives effect to the Transactions, assuming that the Recapitalization of TTC and application of the net proceeds of the Offering had occurred on September 29, 1998. The unaudited pro forma condensed statements of operations of the Company for the twelve months ended September 29, 1998, for the year ended December 31, 1997 and for the nine months ended September 29, 1998 and September 28, 1997 (the "Unaudited Pro Forma Statements of Operations") give effect to the Transactions as if they had occurred at January 1, 1997.

     The Recapitalization has been accounted for as a leveraged recapitalization, which will have no impact on the historical basis of the Company's assets and liabilities. The unaudited pro forma financial information should be read in conjunction with "Use of Proceeds," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and notes thereto all included elsewhere in this prospectus. The Unaudited Pro Forma Financial Information and related notes are provided for informational purposes only and do not purport to be indicative of the Company's financial condition or results of operations that would have actually been obtained had the Transactions been consummated as of the assumed dates and for the periods presented, nor are they indicative of the Company's financial condition or results of operations for any future period.

     The unaudited pro forma adjustments to operations exclude approximately $5.3 million of estimated transaction fees and expenses incurred in connection with the Transactions. These fees and expenses are non-recurring and will be recorded in the condensed statement of operations during the period in which the Transactions are consummated. There are $4.8 million of financing expenses capitalized by the Company in connection with the Transactions.

                            TRUE TEMPER SPORTS, INC.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                            AS OF SEPTEMBER 29, 1998
                             (DOLLARS IN THOUSANDS)

                                                                         PRO FORMA
                                                          HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                          ----------    -----------      ---------
Current assets
  Cash..................................................   $  1,084      $ (1,084)(a)    $    888
                                                                              888(a)           --
  Receivables, net......................................     11,550            --          11,550
  Inventories...........................................      8,964            --           8,964
  Deferred tax asset....................................         --         3,526(b)        3,526
  Prepaid expenses and other............................        195           527(c)          722
                                                           --------      --------        --------
          Total current assets..........................     21,793         3,857          25,650
Property and equipment, net.............................     21,061            --          21,061
Goodwill................................................     75,545            --          75,545
Long-term deferred tax asset............................         --        49,369(b)       49,369
Other assets............................................         61         4,317(c)        4,378
                                                           --------      --------        --------
          Total assets..................................   $118,460      $ 57,543        $176,003
                                                           ========      ========        ========
Current liabilities
  Accounts payable......................................   $  5,520      $     --        $  5,520
  Current portion of capital lease liability............        126            --             126
  Current portion of long-term debt.....................         --           700(d)          700
  Due to EI.............................................         --           646(a)          646
  Other current liabilities.............................      5,017        (2,200)(a)       2,817
                                                           --------      --------        --------
          Total current liabilities.....................     10,663          (854)          9,809
Long term debt less the current portion.................         --       129,300(d)      129,300
Post-retirement medical obligation......................         --         5,627(a)        1,965
                                                                           (3,662)(a)
Capital lease liability, net of current portion.........         50            --              50
                                                           --------      --------        --------
          Total liabilities.............................     10,713       130,411         141,124
Net invested capital....................................    107,747       (72,868)(e)      34,879
                                                           --------      --------        --------
          Total liabilities and net invested capital....   $118,460      $ 57,543        $176,003
                                                           ========      ========        ========

                            See accompanying notes.

                          NOTES TO UNAUDITED PRO FORMA
                            CONDENSED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

(a) To record adjustments for assets retained and liabilities assumed by EI pursuant to the Recapitalization agreement:

Cash and cash equivalents retained by EI....................  $(1,084)
Group medical liability retained by EI......................      594
Reclassification of accumulated post-retirement medical
  benefit obligation included in net invested capital in the
  historical balance sheet..................................   (5,627)
Product liability reserves retained by EI...................      557
Workman's compensation liability retained by EI.............      449
Portion of retiree medical liability retained by EI.........    3,662
Other liabilities retained by EI............................      600
Estimated post-closing adjustment due to EI.................     (646)
                                                              -------
          Net distribution to EI............................  $(1,495)
                                                              =======
Cash available for corporate purposes.......................  $   888
                                                              =======

(b) The adjustment reflects the increase in the deferred tax assets of the Company because, for federal and state income tax purposes, the Recapitalization is treated as a taxable business combination. As a result there is a step-up in tax basis which will provide future tax deductions of $185.6 million which are expected to reduce future tax payments by approximately $52.9 million to be amortized over 15 years (net of valuation allowance of $17.6 million) as shown below:

Fair market value
     Imputed value of Common Stock and Preferred Stock......  $ 62,800
     Senior Subordinated Notes..............................   100,000
     Term Loans.............................................    30,000
     Gross proceeds from Seller Note........................    25,000
     Liabilities assumed....................................    10,713
          Total imputed value...............................              228,513
                                                                         --------
Tax basis - book value
     Historical total assets................................   118,460
     Less: non-deductible goodwill..........................   (75,545)
                                                              --------
          Tangible book value...............................               42,915
                                                                         --------
          Excess of purchase price over book value..........              185,598
          Statutory tax rate................................                 38.0%
                                                                         --------
          Deferred tax asset................................               70,527
          Less: valuation allowance.........................              (17,632)
                                                                         --------
          Deferred tax asset, net of valuation allowance....             $ 52,895
                                                                         --------
                                                                         --------

(c) To record deferred financing costs of approximately $4.8 million associated with the Company's $100.0 million of Senior Subordinated Notes and the Senior Credit Facilities.

(d) To record gross proceeds from the issuance of $100.0 million of Senior Subordinated Notes and $30.0 million of Term Loans.

(e) The adjustment to net invested capital reflects the following:

Dividend to TTC.............................................  $(118,971)(1)
Transaction costs (including deferred financing costs of
  approximately $4.8 million)...............................    (10,141)
Deferred financing costs capitalized........................      4,844
Deferred taxes..............................................     52,895
Net distribution to EI......................................     (1,495)
                                                              ---------
          Total.............................................  $ (72,868)
                                                              =========

---------------
(1) Balance represents proceeds of the issuance of $100.0 million of Senior Subordinated Notes and $30.0 million of Term Loans less excess cash of $0.9 million retained at the Company and transaction costs of approximately $10.1 million.

                            TRUE TEMPER SPORTS, INC.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                          TWELVE MONTHS ENDED SEPTEMBER 29, 1998(H)
                                                          -----------------------------------------
                                                                            PRO FORMA
                                                           HISTORICAL      ADJUSTMENTS    PRO FORMA
                                                          -------------    -----------    ---------
Revenues................................................    $ 91,323        $     --      $ 91,323
Expenses:
  Costs of sales........................................      57,433              --        57,433
  Selling, general and administrative expenses..........      13,999          (7,210)(a)    14,308
                                                                               6,519(b)
                                                                                 500(b)
                                                                                 500(c)
  Amortization of goodwill..............................       2,783              --         2,783
  Write off of goodwill.................................      40,000              --        40,000
  Allocated corporate expenses..........................         926            (926)(a)        --
                                                            --------        --------      --------
Operating income (loss).................................     (23,818)            617       (23,201)
Interest expense........................................          --          13,693(d)     13,693
Other expense...........................................          82              --            82
                                                            --------        --------      --------
Earnings (loss) before income taxes.....................     (23,900)        (13,076)      (36,976)
Income taxes............................................       7,176          (4,969)(e)     2,207
                                                            --------        --------      --------
Net income (loss).......................................    $(31,076)       $ (8,107)     $(39,183)
                                                            ========        ========      ========
OTHER FINANCIAL DATA:
    EBITDA(f).........................................................................    $ 23,448
    EBITDA margin(g)..................................................................        25.7%
  Cash interest expense...............................................................    $ 13,166
  Ratio of EBITDA to cash interest expense............................................         1.8x

                            See accompanying notes.

                            TRUE TEMPER SPORTS, INC.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                            NINE MONTHS ENDED SEPTEMBER 29, 1998
                                                          ----------------------------------------
                                                                         PRO FORMA
                                                          HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                          ----------    -----------      ---------
Revenues................................................   $ 71,892       $    --        $ 71,892
Expenses:
  Costs of sales........................................     45,308            --          45,308
  Selling, general and administrative expenses..........     10,446        (5,330)(a)      10,755
                                                                            4,889(b)
                                                                              375(b)
                                                                              375(c)
  Amortization of goodwill..............................      1,848            --           1,848
  Write off of goodwill.................................     40,000            --          40,000
  Allocated corporate expenses..........................        763          (763)(a)          --
                                                           --------       -------        --------
Operating income (loss).................................    (26,473)          454         (26,019)
Interest expense........................................         --        10,270(d)       10,270
Other expense...........................................         75            --              75
                                                           --------       -------        --------
Earnings (loss) before income taxes.....................    (26,548)       (9,816)        (36,364)
Income taxes............................................      5,814        (3,730)(e)       2,084
                                                           --------       -------        --------
Net income (loss).......................................   $(32,362)      $(6,086)       $(38,448)
                                                           ========       =======        ========
OTHER FINANCIAL DATA:
  EBITDA(f)........................................................................      $ 18,688
  EBITDA margin(g).................................................................          26.0%
  Cash interest expense............................................................         9,874
  Ratio of EBITDA to cash interest expense.........................................           1.9x

                            See accompanying notes.

                            TRUE TEMPER SPORTS, INC.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                              NINE MONTHS ENDED SEPTEMBER 28, 1997
                                                             --------------------------------------
                                                                            PRO FORMA
                                                             HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                             ----------    -----------    ---------
Revenues...................................................   $63,166        $    --       $63,166
Expenses:
  Cost of sales............................................    41,761             --        41,761
  Selling, general and administrative expenses.............     9,771         (4,718)(a)    10,692
                                                                               4,889(b)
                                                                                 375(b)
                                                                                 375(c)
  Restructuring charges....................................       520             --           520
  Amortization of goodwill.................................     2,811             --         2,811
  Write off of goodwill....................................        --             --            --
  Allocated corporate expenses.............................       764           (764)(a)        --
                                                              -------        -------       -------
Operating income...........................................     7,539           (157)        7,382
Interest expense...........................................        --         10,270(d)     10,270
Other expense..............................................        47             --            47
                                                              -------        -------       -------
Earnings (loss) before income taxes........................     7,492        (10,427)       (2,935)
Income taxes...............................................     3,915         (3,962)(e)       (47)
                                                              -------        -------       -------
Net income (loss)..........................................   $ 3,577        $(6,465)      $(2,888)
                                                              =======        =======       =======
OTHER FINANCIAL DATA:
  EBITDA(f)...........................................................................     $13,809
  EBITDA margin(g)....................................................................        21.9%
  Cash interest expense...............................................................     $ 9,874
  Ratio of EBITDA to cash interest expense............................................        1.4x

                            See accompanying notes.

                            TRUE TEMPER SPORTS, INC.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31, 1997
                                                           ----------------------------------------
                                                                          PRO FORMA
                                                           HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                           ----------    -----------      ---------
Revenues.................................................   $82,597       $     --         $82,597
Expenses:
  Costs of sales.........................................    53,886             --          53,886
  Selling, general and administrative expenses...........    13,324         (6,598)(a)      14,245
                                                                             6,519(b)
                                                                               500(b)
                                                                               500(c)
  Restructuring charges..................................       520                            520
  Amortization of goodwill...............................     3,746                          3,746
  Allocated corporate expenses...........................       927           (927)(a)          --
                                                            -------       --------         -------
Operating income.........................................    10,194              6          10,200
Interest expense.........................................        --         13,693(d)       13,693
Other expense............................................        54                             54
                                                            -------       --------         -------
Earnings (loss) before income taxes......................    10,140        (13,687)         (3,547)
Income taxes.............................................     5,277         (5,201)(e)          76
                                                            -------       --------         -------
Net income (loss)........................................   $ 4,863       $ (8,486)        $(3,623)
                                                            =======       ========         =======
OTHER FINANCIAL DATA:
  EBITDA(f).........................................................................       $18,569
  EBITDA margin(g)..................................................................          22.5%
  Cash interest expense.............................................................       $13,166
  Ratio of EBITDA to cash interest expense..........................................           1.4x

                            See accompanying notes.

                          NOTES TO UNAUDITED PRO FORMA
                       CONDENSED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

(a) To record the elimination of certain Black & Decker allocated corporate costs and the additional costs associated with corporate pass through costs to be replaced by management's estimate of the stand alone costs listed below:

                                    TWELVE
                                    MONTHS              NINE MONTHS ENDED
                                     ENDED        ------------------------------     YEAR ENDED
                                 SEPTEMBER 29,    SEPTEMBER 29,    SEPTEMBER 28,    DECEMBER 31,
                                     1998             1998             1997             1997
                                 -------------    -------------    -------------    ------------
Allocated corporate costs:
  Legal & accounting...........     $  334           $  251           $  251           $  334
  General & administrative.....        482              362              362              482
  Human resources..............         76               57               57               76
  Executive compensation
     plan......................         76               57               57               76
  Other........................        (42)              36               37              (41)
                                    ------           ------           ------           ------
          Total................     $  926           $  763           $  764           $  927
                                    ======           ======           ======           ======
Pass through corporate costs:
  Product liability & general
     insurance.................        719              555              522              686
  Human resources..............      3,972            2,872            2,471            3,571
  Other........................      2,519            1,903            1,725            2,341
                                    ------           ------           ------           ------
          Total................     $7,210           $5,330           $4,718           $6,598
                                    ======           ======           ======           ======

(b) To record management's estimate of the stand alone costs to replace services formerly provided by Black & Decker:

                                    TWELVE
                                    MONTHS              NINE MONTHS ENDED
                                     ENDED        ------------------------------     YEAR ENDED
                                 SEPTEMBER 29,    SEPTEMBER 29,    SEPTEMBER 28,    DECEMBER 31,
                                     1998             1998             1997             1997
                                 -------------    -------------    -------------    ------------
Management's stand alone
  allocated costs:
  Legal & accounting...........     $  296           $  222           $  222           $  296
  General & administrative.....        105               79               79              105
  Human resources..............         50               38               38               50
  Other........................         49               36               36               49
                                    ------           ------           ------           ------
          Total................     $  500           $  375           $  375           $  500
                                    ======           ======           ======           ======
Management's stand alone pass
  through costs:
  Product liability & general
     insurance.................        721              541              541              721
  Human resources..............      3,591            2,693            2,693            3,591
  Other........................      2,207            1,655            1,655            2,207
                                    ------           ------           ------           ------
          Total................     $6,519           $4,889           $4,889           $6,519
                                    ======           ======           ======           ======

(c) To record the Cornerstone management fee payable by the Company, in the amount of $500 per annum.

                          NOTES TO UNAUDITED PRO FORMA
               CONDENSED STATEMENTS OF OPERATIONS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

(d) The increase to unaudited pro forma interest expense as a result of the Recapitalization is as follows:

                                    TWELVE
                                    MONTHS              NINE MONTHS ENDED
                                     ENDED        ------------------------------     YEAR ENDED
                                 SEPTEMBER 29,    SEPTEMBER 29,    SEPTEMBER 28,    DECEMBER 31,
                                     1998             1998             1997             1997
                                 -------------    -------------    -------------    ------------
Senior Subordinated Notes(1)...     $10,875          $ 8,156          $ 8,156         $10,875
Term Loans:
  Term A Loan ($10,000 @ 7.47%
     per annum)(2).............         747              560              560             747
  Term B Loan ($20,000 @ 7.72%
     per annum)(2).............       1,544            1,158            1,158           1,544
Amortization of deferred
  financing costs..............         527              396              396             527
                                    -------          -------          -------         -------
          Total................     $13,693          $10,270          $10,270         $13,693
                                    =======          =======          =======         =======

---------------
     (1) Interest expense was calculated at an interest rate of 10.875%.

     (2) Represents 3 month LIBOR @ 5.2192% (at October 26, 1998) plus 2.25% and 2.50% for Term A and Term B Loans, respectively.

(e) To record the difference between the historical tax expense and unaudited pro forma tax expense at the statutory rate of 38% as follows:

                        TWELVE MONTHS         NINE MONTHS ENDED
                            ENDED       -----------------------------    YEAR ENDED
                        SEPTEMBER 29,   SEPTEMBER 29,   SEPTEMBER 28,   DECEMBER 31,
                            1998            1998            1997            1997
                        -------------   -------------   -------------   ------------
Pro forma pretax
  income (loss).......    $(36,976)       $(36,364)        $(2,935)       $(3,547)
Goodwill
  amortization........       2,783           1,848           2,811          3,746
Goodwill writeoff.....      40,000          40,000              --             --
                          --------        --------         -------        -------
Taxable income........       5,807           5,484            (124)           199
Statutory rate........          38%             38%             38%            38%
                          --------        --------         -------        -------
Pro forma tax
  expense.............       2,207           2,084             (47)            76
Less: historical tax
  expense.............       7,176           5,814           3,915          5,277
                          --------        --------         -------        -------
Adjustment............    $ (4,969)       $ (3,730)        $(3,962)       $(5,201)
                          ========        ========         =======        =======

(f) EBITDA represents operating income plus depreciation, amortization, restructuring charges and goodwill writeoff. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") in the United States and is not indicative of operating income or cash flow from operations as determined under GAAP. Pro forma EBITDA represents EBITDA plus: (i) corporate expenses and charges that historically have been allocated to the Company by Black & Decker; less (ii) the Company's estimate of its costs as a stand alone entity for the same services corresponding to such corporate expenses and charges. Pro forma EBITDA has not been reduced by the management fee

                          NOTES TO UNAUDITED PRO FORMA
               CONDENSED STATEMENTS OF OPERATIONS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

     payable under the Management Services Agreement, which is an obligation of TTC and is contractually subordinated to all obligations under the Notes and the
     Senior Credit Facilities.

(g) Unaudited pro forma EBITDA margin represents pro forma EBITDA as a percentage of total revenues.

(h) Information for the latest twelve months ended September 29, 1998 represents the sum of the unaudited pro forma year ended December 31, 1997 and unaudited pro forma nine months ended September 29, 1998 information, less the unaudited pro forma nine months ended September 28, 1997.

                            TRUE TEMPER SPORTS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of independent auditors..............................    F-2
Balance sheets as of December 31, 1996 and 1997 and as of
  September 29, 1998 (unaudited)............................    F-3
Statements of operations for the years ended December 31,
  1995, 1996 and 1997 and for the nine month periods ended
  September 28, 1997 (unaudited) and September 29, 1998
  (unaudited)...............................................    F-4
Statements of net invested capital as of December 31, 1995,
  1996, 1997, and September 29, 1998 (unaudited)............    F-5
Statements of cash flows for the fiscal years ended December
  31, 1995, 1996 and 1997 and for the nine month periods
  ended September 28, 1997 (unaudited) and September 29,
  1998 (unaudited)..........................................    F-6
Notes to financial statements...............................    F-7

                         REPORT OF INDEPENDENT AUDITORS

The Black & Decker Corporation
Towson, Maryland

     We have audited the accompanying balance sheets of True Temper Sports as of December 31, 1996 and 1997, and the related statements of operations, net invested capital, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of True Temper Sports as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

March 6, 1998
Baltimore, Maryland

                            TRUE TEMPER SPORTS, INC.

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                               DECEMBER 31,
                                                           --------------------    SEPTEMBER 29,
                                                             1996        1997          1998
                                                           --------    --------    -------------
                                                                                    (UNAUDITED)
                                             ASSETS
Current assets
  Cash...................................................  $    793    $  1,299      $  1,084
  Receivables, net.......................................     6,970       8,165        11,550
  Inventories............................................    10,741      11,373         8,964
  Prepaid expenses and other.............................        15         349           195
                                                           --------    --------      --------
     Total current assets................................    18,519      21,186        21,793
Property and equipment, net..............................    23,341      21,701        21,061
Goodwill.................................................   121,139     117,393        75,545
Other assets.............................................       187          61            61
                                                           --------    --------      --------
     Total assets........................................  $163,186    $160,341      $118,460
                                                           ========    ========      ========
                                          LIABILITIES
Current liabilities
  Accounts payable.......................................  $  5,054    $  7,324      $  5,520
  Current portion of capital lease liability.............       182         193           126
  Other current liabilities..............................     5,863       5,952         5,017
                                                           --------    --------      --------
     Total current liabilities...........................    11,099      13,469        10,663
Capital lease liability, net of current portion..........       180         156            50
                                                           --------    --------      --------
     Total liabilities...................................    11,279      13,625        10,713
NET INVESTED CAPITAL.....................................   151,907     146,716       107,747
                                                           --------    --------      --------
Total liabilities and net invested capital...............  $163,186    $160,341      $118,460
                                                           ========    ========      ========

                            See accompanying notes.

                            TRUE TEMPER SPORTS, INC.

                            STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                               NINE MONTHS ENDED
                                    FOR THE YEAR ENDED DECEMBER 31,     --------------------------------
                                    --------------------------------    SEPTEMBER 28,     SEPTEMBER 29,
                                      1995        1996        1997           1997              1998
                                    --------    --------    --------    --------------    --------------
                                                                         (UNAUDITED)       (UNAUDITED)
Revenues..........................  $67,531     $71,603     $82,597        $63,166           $ 71,892
Expenses
  Cost of sales...................   49,228      49,628      53,886         41,761             45,308
  Selling, general and
     administrative
     expenses.....................    9,668      11,145      13,324          9,771             10,446
  Restructuring charges...........      421         492         520            520                 --
  Amortization of goodwill........    3,775       3,746       3,746          2,811              1,848
  Write-off of goodwill...........       --          --          --             --             40,000
  Allocated corporate expenses....    1,282         668         927            764                763
                                    -------     -------     -------        -------           --------
Operating income (loss)...........    3,157       5,924      10,194          7,539            (26,473)
Other expense.....................       59          72          54             47                 75
                                    -------     -------     -------        -------           --------
Earnings (loss) before income
  taxes...........................    3,098       5,852      10,140          7,492            (26,548)
Income taxes......................    2,612       3,647       5,277          3,915              5,814
                                    -------     -------     -------        -------           --------
Net income (loss).................  $   486     $ 2,205     $ 4,863        $ 3,577           $(32,362)
                                    =======     =======     =======        =======           ========

                            See accompanying notes.

                            TRUE TEMPER SPORTS, INC.

                       STATEMENTS OF NET INVESTED CAPITAL
                             (DOLLARS IN THOUSANDS)

                                                              NET INVESTED
                                                                CAPITAL
                                                              ------------
BEGINNING BALANCE JANUARY 1, 1995...........................    $163,832
Current year net income.....................................         486
Net financing activities with Black & Decker................      (8,154)
BALANCE DECEMBER 31, 1995...................................     156,164
Current year net income.....................................       2,205
Net financing activities with Black & Decker................      (6,462)
                                                                --------
BALANCE DECEMBER 31, 1996...................................     151,907
Current year net income.....................................       4,863
Net financing activities with Black & Decker................     (10,054)
                                                                --------
BALANCE DECEMBER 31, 1997...................................     146,716
Current period net loss (unaudited).........................     (32,362)
Net financing activities with Black & Decker (unaudited)....      (6,607)
                                                                --------
BALANCE SEPTEMBER 29, 1998 (UNAUDITED)......................    $107,747
                                                                ========

                            See accompanying notes.

                            TRUE TEMPER SPORTS, INC.

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                            NINE MONTHS ENDED
                                      FISCAL YEAR DECEMBER 31,       --------------------------------
                                   ------------------------------    SEPTEMBER 28,     SEPTEMBER 29,
                                    1995       1996        1997           1997              1998
                                   -------    -------    --------    --------------    --------------
                                                                      (UNAUDITED)       (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss)................  $   486    $ 2,205    $  4,863       $ 3,577           $(32,362)
Adjustments to reconcile net
  income (loss) to net cash
  provided by operating
  activities:
  Depreciation and
     amortization................    7,344      7,309       7,349         5,532              4,332
  Write-off goodwill.............       --         --          --            --             40,000
  Changes in operating assets and
     liabilities.................
  Trade receivables, net.........   (2,277)     1,122      (1,195)       (2,936)            (3,385)
  Inventories....................    1,865         36        (632)        2,121              2,409
  Trade accounts payable.........    1,300       (408)      2,270           (32)            (1,804)
  Other assets and liabilities,
     net.........................   (1,335)      (682)        344        (1,226)              (954)
                                   -------    -------    --------       -------           --------
Net cash from operating
  activities.....................    7,383      9,582      12,999         7,036              8,236
INVESTING ACTIVITIES:
Capital expenditures.............   (4,123)    (2,784)     (2,452)       (1,686)            (1,844)
Proceeds from the sale of fixed
  assets.........................    4,822         --          13            --                 --
                                   -------    -------    --------       -------           --------
Net cash from investing
  activities.....................      699     (2,784)     (2,439)       (1,686)            (1,844)
FINANCING ACTIVITIES
Net proceeds to parent...........   (8,154)    (6,462)    (10,054)       (6,134)            (6,607)
                                   -------    -------    --------       -------           --------
Net cash from financing
  activities.....................   (8,154)    (6,462)    (10,054)       (6,134)            (6,607)
Net increase (decrease) in
  cash...........................      (72)       336         506          (784)              (215)
Cash at beginning of period......      529        457         793           793              1,299
                                   -------    -------    --------       -------           --------
Cash at end of the period........  $   457    $   793    $  1,299       $     9           $  1,084
                                   =======    =======    ========       =======           ========

                            See accompanying notes.

                            TRUE TEMPER SPORTS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

1.  ORGANIZATION AND BASIS OF PRESENTATION

     Throughout the period covered by the financial statements, separate push-down financial statements for True Temper were not prepared. These financial statements have been prepared from the historical accounting records of Black & Decker. The financial statements include all revenues of True Temper, all items of expense directly incurred by it and expenses charged or allocated to it by Black & Decker in the normal course of business. In addition, certain expenses were allocated by Black & Decker to True Temper for the sole purpose of preparing these financial statements.

     Black & Decker utilizes a centralized cash management system. Under this system, True Temper's cash requirements were provided directly by Black & Decker; similarly, cash generated by True Temper was remitted directly to Black & Decker. All charges and allocations of cost for functions and services provided by Black & Decker are deemed paid by True Temper, in cash, in the period in which the cost is recorded in the financial statements. Intercompany balances with Black & Decker, net of cash, are included in owner's net investment. No Black & Decker indebtedness is directly attributable to the assets of True Temper. Accordingly, no debt of Black & Decker or related interest expense has been allocated .

     True Temper's results have been included in Black & Decker consolidated income tax returns in the various taxing jurisdictions in which it operates. The amount of taxes payable or receivable due to/from Black & Decker for 1995, 1996 and 1997 is included as a component of owner's net investment. The provision for income taxes, the related assets and liabilities, and the related footnote disclosures are presented as if True Temper had filed separate tax returns and are in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

     The accompanying financial statements present the financial position of True Temper, the golf club shaft manufacturing business of Black & Decker, as of December 31, 1996 and 1997, and the statements of operations and cash flows for each of the three years in the period ended December 31, 1997. True Temper is indirectly owned by Black & Decker. Black & Decker acquired True Temper in April 1989, through Black & Decker's purchase of True Temper's parent company, Emhart Corporation.

DESCRIPTION OF BUSINESS

     True Temper is primarily engaged in the design, manufacture and sale of steel and composite golf club shafts as well as a variety of other high strength, high tolerance tubular components for the bicycle, automotive and recreational sports markets. True Temper's manufacturing plants and primary related facilities are located in Memphis, Tennessee as well as Olive Branch and Amory, Mississippi. The majority of True Temper's sales are to golf club manufacturers and distributors primarily located in the United States, the United Kingdom, Australia and Japan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

     Revenue is generally recognized as products are shipped to customers. Liabilities are established for estimated returns, allowances, and discounts at the time revenue is recognized.

USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. All of the accounting judgments, estimations and allocations used in preparation of the financial statements are based on

                            TRUE TEMPER SPORTS, INC.

assumptions that Black & Decker management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if True Temper had been operated as a separate entity.

TRADE ACCOUNTS RECEIVABLE

     Trade receivables are net of allowance for doubtful accounts of $266 and $268 as of December 31, 1996 and 1997, respectively. Credit risk with respects to accounts receivable is limited due to the large number of customers comprising True Temper's customer base and their dispersion across many geographical areas.

INVENTORIES

     Inventories are stated at the lower of cost or market. The cost of United States inventories is primarily based on the last-in, first-out (LIFO) method; all other inventories are based on the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT

     Property and equipment is stated on an historical cost basis, net of accumulated depreciation. Property and equipment is depreciated over its estimated useful life primarily on the straight-line basis. In general the estimated useful lives are as follows:


Computers and related equipment.............................   2-4 years
Furniture and office equipment..............................    15 years
Leasehold improvements......................................    15 years
Machinery and equipment.....................................  8-15 years
Buildings...................................................    50 years

GOODWILL

     The excess of purchase price of True Temper by Black & Decker over the fair value of the net assets acquired was recorded as goodwill. Amortization of goodwill is recorded on the straight-line method over a period of 40 years. Accumulated amortization was approximately $29,000 and $33,000 at December 31, 1996 and 1997.

     On a periodic basis through December 31, 1997, Black & Decker estimated True Temper's future undiscounted cash flows of the business in order to determine that the carrying value of goodwill had not been impaired. As more fully described in Note 11, effective January 1, 1998, Black & Decker changed its method for measuring and recognizing an impairment of goodwill from an undiscounted cash flow approach to a discounted cash flow approach.

FOREIGN CURRENCIES

     Transaction gains and losses that arise from exchange rate changes on transactions denominated in a currency other than the U.S. Dollar are included currently in the results of operations as a component of cost of sales. The total loss on foreign currency in the year ended December 31, 1997 was $143. The gain on foreign currency in the years ended December 31, 1995 and 1996, was $2 and $5, respectively. True Temper hedges its foreign currency transaction exposure through the use of forward exchange contracts. Gains and losses on foreign currency transaction hedges are recognized in income and offset the foreign exchange gains and losses on the underlying transaction.

                            TRUE TEMPER SPORTS, INC.

     The following table summarizes the contractual amounts of True Temper's forward exchange contracts as of December 31, 1996 and 1997:

                                                              1996      1997
                                                             ------    ------
Pound Sterling.............................................  $1,162    $1,834
Australian dollar..........................................   1,015     1,325
                                                             ------    ------
                                                             $2,177    $3,159
                                                             ======    ======

IMPAIRMENT OF LONG-LIVED ASSETS

     In accordance with FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," True Temper records impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired.

ADVERTISING AND PROMOTIONAL COSTS

     Advertising and promotional costs are accounted for in accordance with Statement of Position 93-7 "Reporting on Advertising Costs". Advertising and promotional costs primarily consists of trade show costs, media spots including print, radio and television, advertising production and agency fees, sponsorships, spokesperson fees and product and promotional samples. Advertising and promotional expense for the years ended December 31, 1995, 1996, and 1997 were $3,346, $3,913, and $4,241, respectively.

RESEARCH AND DEVELOPMENT COSTS

     Costs associated with the development of new products and changes to existing products are expensed as incurred and are included in selling, general, and administrative expenses in the accompanying Statements of Operations. Research and development costs amounted to $1,463, $1,610, and $2,272 for the years ended December 31, 1995, 1996, and 1997, respectively.

POST-RETIREMENT BENEFITS

     Substantially all of True Temper's employees are covered by Black & Decker non-contributory defined benefit plans. The defined benefit plans are funded in conformity with funding requirements of applicable government regulations. Generally, benefits are based on age, years of service, and the level of compensation during the final years of employment. Prior service costs for defined benefit plans generally are amortized over the estimated remaining service periods of employees.

     Certain employees are covered by Black & Decker defined contribution plans. True Temper's contribution to these plans is based on a percentage of employee compensation or employee contribution. These plans are funded on a current basis. In addition to pension benefits, certain post-retirement medical, dental, and life insurance benefits are provided.

INCOME TAXES

     True Temper is included in the consolidated tax return of The Black & Decker Corporation. Income taxes have been provided as if True Temper had filed a separate tax return. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Income taxes payable/receivable and deferred tax assets and liabilities are included as a component of net invested capital.

                            TRUE TEMPER SPORTS, INC.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts.

     The following methods and assumptions were used by True Temper in estimating fair value disclosures for financial instruments:

          Cash, trade receivables and payables: The amounts reported in the balance sheets approximate fair value.

          Foreign currency contracts: The fair value of forward exchange contracts is estimated using prices established by financial institutions for comparable instruments and approximates carrying value.

3.  RELATED PARTY TRANSACTIONS

     Affiliate receivables and payables: All affiliate receivables and payables have been classified as net invested capital in the accompanying financial statements.

     Following is a summarization of certain related party transactions:

     Black & Decker and its affiliates charge True Temper for corporate expense allocations, "corporate pass-through charges" and other shared services. The costs charged to True Temper for such services are included in the accompanying financial statements, and are based upon various allocation methodologies determined by Black & Decker and, accordingly, may not represent the actual cost of providing such services. Furthermore, the amounts charged for these services may not necessarily be representative of the costs that would be incurred by True Temper on a stand-alone basis.

     Corporate Expense Allocation: True Temper receives certain services provided by Black & Decker that include cash management, tax reporting, risk management and internal audit. Allocated expenses for such services, amounting to $1,282, $668 and $927 for the years ended December 31, 1995, 1996 and 1997, respectively, have been included in the accompanying statements of operations. Charges for these corporate services were based upon a general allocation methodology determined by Black & Decker (used to allocate all corporate overhead expenses to Black & Decker's operating divisions), and have not necessarily been allocated on a basis which approximates True Temper's estimated usage of such services. The corporate expense allocation of $413 and $135 in 1995 and 1996 consisted primarily of salaries for additional management personnel Black & Decker. Group management was disbanded in early 1996.

     Net Investment: The net invested capital account includes transactions of an intercompany nature, related to deferred income taxes, post-retirement benefits, other intercompany transactions and the residual net investment balance in True Temper Sports. The following table sets forth the components of net investments recognized in True Temper's balance sheet at December 31, 1996 and 1997.

                                                           1996        1997
                                                         --------    --------
Deferred income taxes..................................  $   (990)   $   (236)
Post-retirement Benefits...............................     9,277       7,456
Residual Investment....................................   143,620     139,496
                                                         --------    --------
                                                         $151,907    $146,716
                                                         ========    ========

     All transactions between Black & Decker and True Temper have been accounted for as settled in cash at the time the transactions were recorded by True Temper for the purposes of the statement of cash flows.

                            TRUE TEMPER SPORTS, INC.

     Corporate Pass-through Charges: Black & Decker provides certain common services for True Temper and other Black & Decker affiliates, including group self-insurance programs and blanket insurance coverage. Many of these services represent services provided by third parties whereby Black & Decker incurs the cost of the service on behalf of True Temper. Black & Decker charges True Temper for the estimated cost of these services. The costs for these services and/or expenses have been allocated to True Temper by Black & Decker based upon certain allocation methodologies determined by Black & Decker. Accordingly, there is no assurance that the amounts allocated for such items provided by Black & Decker would be indicative of the actual amounts that True Temper would have incurred on a stand-alone basis.

     Reflected in the statements of operations are the following pass-through costs:

                                                            1995      1996      1997
                                                           ------    ------    ------
Product liability........................................  $  274    $  282    $  303
  General liability and loss insurance...................     106       105        94
  Workers' compensation..................................     335       323       289
  Employee benefits:
  Group medical, dental and life.........................   3,032     2,623     2,952
  Pension................................................     271       336       336
  Post-retirement medical................................     145       (94)      139
  401(k).................................................     140       150       144
  Legal expenses.........................................      70         4       351
  Employer employment taxes..............................   1,764     1,733     1,796
  Payroll and benefits processing........................      59        46        85
  Communication services.................................       0        73       109
                                                           ------    ------    ------
          Total..........................................  $6,196    $5,581    $6,598
                                                           ======    ======    ======

     Shared Direct Services with Black & Decker Affiliates: True Temper utilizes certain direct services provided by other Black & Decker affiliates mainly in conjunction with the Company's non-domestic sales. The direct services primarily include payroll and benefit processing, accounts receivable support, and inventory warehousing. Total charges for these services are approximately $62 in each of the three years ended December 31, 1997. The amounts charged to True Temper for these services may not necessarily be representative of the costs that would be incurred by True Temper on a stand-alone basis.

4.  RESTRUCTURING

     In 1995, 1996 and 1997, True Temper incurred restructuring provisions of $421, $492 and $520 primarily consisting of severance and other costs related to the consolidation of manufacturing and administrative facilities.

                            TRUE TEMPER SPORTS, INC.

5.  INVENTORIES

     Inventories consists of the following:

                                                 DECEMBER 31,        SEPTEMBER
                                              ------------------        29,
                                               1996       1997         1998
                                              -------    -------    -----------
                                                                    (UNAUDITED)
Raw materials...............................  $ 1,105    $ 2,045      $1,543
Work-in process.............................    2,583      2,349       2,556
Finished goods..............................    7,012      6,815       4,709
LIFO Reserve................................       41        164         156
                                              -------    -------      ------
                                              $10,741    $11,373      $8,964
                                              =======    =======      ======

6.  PROPERTY AND EQUIPMENT

     Major classes of property and equipment are summarized as follows:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
Land improvements........................................  $   303    $   303
Buildings................................................    5,886      6,208
Furniture and office equipment...........................      628        605
Machinery and equipment..................................   35,572     37,091
Computer equipment and capitalized software..............    2,006      2,130
Leasehold improvements...................................    2,714      2,080
Construction in progress.................................    1,142      1,246
                                                           -------    -------
                                                            48,251     49,663
Less accumulated depreciation............................   24,910     27,962
                                                           -------    -------
                                                           $23,341    $21,701
                                                           =======    =======

     Depreciation expense for the years ended December 31, 1995, 1996, and 1997, was $3,569, $3,563, and $3,603, respectively. Total cost of property obtained under capital leases was $776 and $980 at December 31, 1996 and 1997, respectively. Accumulated depreciation on assets obtained under capital leases was $406 and $642 at December 31, 1996 and 1997, respectively. Amortization of assets acquired under capital leases is included within depreciation expense in all years presented.

7.  OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                               DECEMBER 31,
                                                             ----------------
                                                              1996      1997
                                                             ------    ------
Salaries, wages and related payroll taxes, including
  vacation and bonus.......................................  $1,900    $1,837
Corporate-pass-through due to Black & Decker...............   1,663     1,603
Other......................................................   2,300     2,512
                                                             ------    ------
                                                             $5,863    $5,952
                                                             ======    ======

                            TRUE TEMPER SPORTS, INC.

     Corporate pass-through due to Black & Decker includes certain reserves related to product liability, workers compensation, disability and medical benefits.

8.  INCOME TAXES

     For the periods, federal and state income taxes are provided as if True Temper filed its own separate income tax returns. True Temper uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when differences are expected to reverse.

     The provision for income taxes is comprised of the following for the years ended December 31, 1995, 1996 and 1997:

                                                           1995      1996       1997
                                                          ------    -------    ------
Current.................................................  $ (484)   $ 5,963    $4,522
Deferred................................................   3,096     (2,316)      755
                                                          ------    -------    ------
                                                          $2,612    $ 3,647    $5,277
                                                          ======    =======    ======

     Significant components of True Temper's deferred tax liabilities and assets are as follows as of December 31, 1996 and 1997:

                                                               1996      1997
                                                              ------    ------
Deferred tax liabilities:
  Property, plant and equipment.............................  $4,194    $4,067
Deferred tax assets:
Post-retirement benefits....................................   3,525     2,833
Accrued expenses............................................   1,048     1,053
Other.......................................................     611       417
                                                              ------    ------
                                                               5,184     4,303
                                                              ------    ------
Net deferred tax assets.....................................  $  990    $  236
                                                              ======    ======

     The reason for the difference between applicable income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before taxes is primarily attributable to goodwill amortization and state income taxes.

9.  EMPLOYEE BENEFIT PLANS

     Net pension costs for all defined benefit plans include the following components for each year:

                                                         1995       1996       1997
                                                        -------    -------    -------
Service cost..........................................  $   484    $   707    $   710
Interest cost on projected benefit obligation.........    1,732      1,764      1,848
Actual return on assets...............................   (3,023)    (2,293)    (4,693)
Net amortization and deferral.........................    1,078        158      2,471
                                                        -------    -------    -------
Net pension cost......................................  $   271    $   336    $   336
                                                        =======    =======    =======

                            TRUE TEMPER SPORTS, INC.

     The funded status of the defined benefit plans at the end of each year is as follows:

                                                              1996            1997
                                                          ------------    ------------
Actuarial present value of benefit obligations:
  Vested benefit........................................  $     21,447    $     24,755
                                                          ============    ============
  Accumulated benefit...................................  $     23,014    $     26,160
                                                          ============    ============
  Projected benefit obligation..........................  $     23,763    $     27,762
Plan assets at fair value...............................        26,045          31,875
                                                          ------------    ------------
Plan assets in excess of projected benefit obligation...         2,282           4,113
Unrecognized net loss (gain)............................        (1,499)         (3,579)
Unrecognized prior service costs........................           408             321
                                                          ------------    ------------
Net pension asset recognized in net invested capital....  $      1,191    $        855
                                                          ============    ============
Discount rates..........................................           8.0%            7.5%
Salary scales...........................................    5.0 to 6.0%     5.0 to 6.0%
Expected return on plan assets..........................          10.5%           9.75%

     Assets of the plans consist primarily of investments in equity securities, debt securities and cash equivalents. Expenses for defined contribution plans amounted to $140, $150 and $144 in 1995, 1996 and 1997, respectively.

     True Temper participates in certain unfunded health care plans of Black & Decker that provide post-retirement medical, dental, and life insurance to most employees. The post-retirement medical and dental plans are contributory and include certain cost-sharing features, such as deductibles and co-payments.

     Net periodic post-retirement benefit expense included the following components at December 31:

                                                             1995     1996     1997
                                                             -----    -----    -----
Service expense............................................  $  48    $  65    $  67
Interest expense...........................................    268      247      470
Net amortization...........................................   (171)    (406)    (398)
                                                             -----    -----    -----
Net periodic post-retirement benefit expense (income)......  $ 145    $ (94)   $ 139
                                                             =====    =====    =====

     The reconciliation of the accumulated post-retirement benefit obligation to the liability recognized in the balance sheets at the end of the years was as follows:

                                                               1996       1997
                                                              -------    ------
Accumulated post-retirement benefit obligation:
  Retirees..................................................  $ 4,669    $3,661
  Fully eligible active participants........................      757       873
  Other active participants.................................      838     1,093
                                                              -------    ------
Total.......................................................    6,264     5,627
Unrecognized prior service costs............................    2,488     1,761
Unrecognized net loss.......................................    1,716       923
                                                              -------    ------
Net post-retirement benefit liability recognized in net
  invested capital..........................................  $10,468    $8,311
                                                              =======    ======

     The health care cost trend rate used to determine the post-retirement benefit obligation was 9.7% for 1997 and 7.2% for 1998, decreasing gradually to an ultimate rate of 5.25% in 2001, where it remains thereafter.

                            TRUE TEMPER SPORTS, INC.

The trend factor is a significant factor in determining the amounts reported. The effect of a 1% annual increase in these assumed health care cost trend rates would increase the accumulated benefit obligation at December 31, 1997 by approximately $400. The effect of a 1% increase on the aggregate of the service and interest cost components of net periodic post-retirement benefit cost is immaterial. An assumed discount rate of 7.5% was used to measure the accumulated post-retirement benefit obligation in 1997 compared to 8% used in 1996.

10.  COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

     The Company is obligated under various non-cancelable leases for office facilities and equipment. These leases generally provide for renewal options and, in the case of facilities leases, for periodic rate increases based upon economic factors. All non-cancelable leases with an initial term greater than one year have been categorized as either capital or operating leases in conformity with Statement of Financial Accounting Standards No. 13, "Accounting for Leases."

     Future minimum payments under non-cancelable operating and capital leases with initial terms of one year or more as of December 31, 1997 are as follows:

                                                            OPERATING    CAPITAL
                                                             LEASES      LEASES
                                                            ---------    -------
1998......................................................    $ 280       $209
1999......................................................      225         99
2000......................................................      124         64
2001......................................................       99          5
2002......................................................       74         --
Thereafter................................................       27         --
                                                              -----       ----
Total lease payments......................................      829        377
  less Sublease rentals...................................     (173)        --
Imputed interest..........................................       --        (28)
                                                              -----       ----
Total minimum lease payments..............................    $ 656       $349
                                                              =====       ====

     Rental expense on operating leases was $263, $282, and $274 for the years ended December 31, 1995, 1996 and 1997, respectively.

     The Amory manufacturing plant and certain manufacturing equipment, located in Amory Mississippi was previously financed through various Industrial Revenue Bonds issued by the City of Amory Mississippi and the County of Monroe. These bonds had original maturities through June, 1986. Upon maturity of the various Industrial Revenue Bonds, the Company is subject to annual rental payments to the City of Amory and County of Monroe in lieu of property taxes. These various operating minimum lease payments are fixed at a total annual payment of $26 and continue through various dates ending in June 2075.

     The Company leases a building with minimum rental payments on this lease of approximately $100 per year. This lease expires in August, 1999. True Temper has the option to purchase this property. Currently, True Temper does not utilize this facility and has entered a sublease agreement with a third party, which expires August 31, 1999 and calls for annual sublease rent of approximately $104.

LEGAL PROCEEDINGS

     True Temper is involved in a number of legal proceedings and claims with private and governmental parties, including those relating to contract claims and disputes, investigation of compliance with government

                            TRUE TEMPER SPORTS, INC.

contract regulations, and employment related matters. In the opinion of management, based upon information presently available, after consideration of existing accruals, none of these proceedings is likely to have a material adverse effect upon the financial position of True Temper.

11.  CHANGE IN ACCOUNTING FOR GOODWILL

     Black & Decker elected to change its method of measuring goodwill impairment from an undiscounted cash flow approach to a discounted cash flow approach effective January 1, 1998. On a periodic basis, Black & Decker will estimate future discounted cash flows of the businesses to which goodwill relates. When such an estimate of the future discounted cash flows, net of the carrying amount of tangible net assets, is less than the carrying amount of goodwill, the difference will be charged to operations. For purposes of determining the future discounted cash flows of the businesses to which goodwill relates, Black & Decker, based upon historical results, current projections, and internal earnings targets, determines the projected future operating cash flows, net of income tax payments, of the individual businesses. These projected future cash flows are then discounted at a rate corresponding to Black & Decker's estimated cost of capital, which also is the hurdle rate used by Black & Decker in making investment decisions. Future discounted cash flows for businesses to be sold include an estimate of the proceeds from the eventual sale of such businesses, net of associated selling expenses and taxes. Black & Decker believes that measurement of the value of goodwill through a discounted cash approach is preferable in that it facilitates the timely identification of impairment of the carrying value of investments in businesses and provides a more current and, with respects to business to be sold, more realistic valuation than the undiscounted approach.

     In connection with Black & Decker's change in accounting policy with respect to measurement of goodwill impairment described above, $40 million of goodwill related to True Temper will be written off through a charge to operations during the first quarter of 1998. This is a change in accounting estimate that is inseparable from a change in principle. That write-down represents the amount necessary to write-down the carrying value of goodwill for True Temper, according to Black & Decker's best estimate as of January 1, 1998, of True Temper's future discounted cash flows using the methodology described in the preceding paragraph.

12.  UNAUDITED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     The unaudited financial statements as of September 29, 1998 and September 28, 1997 and for the nine months then ended have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of recurring adjustments, necessary for a fair presentation of financial position and results of operations of these periods have been included. Operating results for the period ended September 29, 1998 are not necessarily indicative of the results that may be expected for the entire year.

13.  SUBSEQUENT EVENT (UNAUDITED)

     Pursuant to the June 29, 1998 Reorganization, Recapitalization and Stock Purchase Agreement, TTC was recapitalized on September 30, 1998. In connection with the recapitalization aggregate consideration of $204.5 million was paid to Black & Decker consisting of $175.8 million in cash, a $25 million note receivable and $3.7 million in retained equity. The transaction, including transaction fees, was funded by certain bridge financing in the amount of $125 million, borrowings under the Senior Credit Facilities and an equity investment of $62.8 million.

------------------------------------------------------
------------------------------------------------------

  WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS
PROSPECTUS IS CURRENT AS OF            , 1999.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................    1
Risk Factors..........................   10
Use of Proceeds.......................   16
Capitalization........................   17
Selected Historical Financial Data....   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   25
Management............................   35
Security Ownership of Certain
  Beneficial Owners and Management....   38
Certain Relationships and Related
  Transactions........................   39
Description of Senior Credit
  Facilities..........................   41
Description of Exchange Notes.........   43
Notice to Investors...................
Plan of Distribution..................   73
Legal Matters.........................   74
Independent Auditors..................   74
Index to Unaudited Pro Forma Financial
  Information.........................  P-1
Index to Financial Statements.........  F-1

UNTIL             , 1999 ([     ] DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                TRUE TEMPER LOGO
                            TRUE TEMPER SPORTS, INC.

                                  $100,000,000
                       10 7/8% SENIOR SUBORDINATED NOTES
                                    DUE 2008

                              --------------------

                                   PROSPECTUS
                              --------------------

                                           , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company is incorporated under the laws of the State of Delaware.
Section 145 of the General Corporation Law of the State of Delaware, inter alia, ("Section 145") provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

     The Certificate of Incorporation of the Company provides for the indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, as it currently exists or may hereafter be amended.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

     The Company maintain and have in effect insurance policies covering all of their respective directors and officers against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

            (A) EXHIBITS
 2.1 --     Reorganization, Recapitalization and Stock Purchase
              Agreement dated as of June 29, 1998 by and between The
              Black & Decker Corporation, True Temper Sports, Inc. and
              TTSI LLC ("Recapitalization Agreement").
 2.2 --     Amendment No. 1 to Recapitalization Agreement dated August
              1, 1998.
 2.3 --     Amendment No. 2 to Recapitalization Agreement dated
              September 30, 1998.
 2.4 --     Assignment and Assumption Agreement by and between TTC and the Company dated September 30, 1998.
 3.1 --     Amended and Restated Certificate of Incorporation of the
              Company, dated September 29, 1988.

 3.2 --      By-laws of the Company.
 4.1 --      Indenture dated as of November 23, 1998 between the Company and United States Trust of New York.
 4.2 --      Purchase Agreement dated November 18, 1998 between the Company and Donaldson, Lufkin & Jenrette.
 4.3 --      Registration Rights Agreement dated as of November 23, 1998 between the Company and Donaldson, Lufkin &
               Jenrette.
 5.1 --      Opinion of Kirkland & Ellis.
10.1 --      Management Services Agreement dated as of September 30, 1998 between the Company and Cornerstone Equity
               Investors, LLC ("Management Services Agreement").
10.2 --      Amendment to Management Services Agreement dated November 23, 1998.
10.3 --      Credit Agreement dated as of September 30, 1998 by and among the Company, various financial institutions, DLJ Capital Funding, Inc. and The First National Bank of Chicago.
10.4 --      Securities Purchase Agreement dated as of September 30, 1998 among True Temper Corporation and the
               Purchase Party thereto.
12.1 --      Statement of Ratio of Earnings to Fixed Charges.
23.1 --      Consent of Ernst & Young, LLP.
23.2 --      Consent of Kirkland & Ellis (included in Exhibit 5.1).
24.1 --      Powers of Attorney (included in Signature page).
25.1 --      Statement of Eligibility of Trustee on Form T-1.
27.1 --      Financial Data Schedule.
99.1 --      Form of Letter of Transmittal.
99.2 --      Form of Letter of Notice of Guaranteed Delivery.
99.3 --      Form of Tender Instructions.

ITEM 22.  UNDERTAKINGS.

     Each undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

          (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under
Item 20 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Each undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     Each undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on February 12, 1999.

                                          Time Temper Sports, Inc.

                                          By: /s/   SCOTT C. HENNESSY
                                            ------------------------------------
                                            Name: Scott C. Hennessy
                                            Title:  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott C. Hennessy his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of True Temper Sports, Inc.), to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated on February 12, 1999.

                       SIGNATURE                                              CAPACITY
                       ---------                                              --------

                 /s/ SCOTT C. HENNESSY                      Chief Executive Officer and Director
--------------------------------------------------------      (principal executive officer)
                   Scott C. Hennessy

                   /s/ FRED H. GEYER                        Vice President, Finance -- Chief Financial
--------------------------------------------------------      Officer, (principal financial officer and
                     Fred H. Geyer                            accounting officer)

                   /s/ ROBERT A. KNOX                       Director
--------------------------------------------------------
                     Robert A. Knox

                 /s/ RAYMOND A. DEVITA                      Director
--------------------------------------------------------
                   Raymond A. Devita

                     /s/ MARK ROSSI                         Director
--------------------------------------------------------
                       Mark Rossi

                  /s/ TYLER J. WOLFMAN                      Director
--------------------------------------------------------
                    Tyler J. Wolfman

                                 EXHIBIT INDEX

                                                                             SEQUENTIALLY
EXHIBIT                                                                        NUMBERED
NUMBER                                 DESCRIPTION                              PAGES
-------                                -----------                           ------------
   2.1    --   Reorganization, Recapitalization and Stock Purchase
                 Agreement dated as of June 29, 1998 by and between The
                 Black & Decker Corporation, True Temper Sports, Inc. and
                 TTSI LLC ("Recapitalization Agreement").
   2.2    --   Amendment No. 1 to Recapitalization Agreement dated August
                 1, 1998.
   2.3    --   Amendment No. 2 to Recapitalization Agreement dated
                 September 30, 1998.
   2.4    --   Assignment and Assumption Agreement by and between TTC and the Company dated September 30, 1998.
   3.1    --   Amended and Restated Certificate of Incorporation of the
                 Company, dated September 29, 1988.
   3.2    --   By-laws of the Company.
   4.1    --   Indenture dated as of November 23, 1998 between the Company and United States Trust of New York.
   4.2    --   Purchase Agreement dated November 18, 1998 between the
                 Company and Donaldson, Lufkin & Jenrette.
   4.3    --   Registration Rights Agreement dated as of November 23, 1998 between the Company and Donaldson, Lufkin & Jenrette.
   5.1    --   Opinion of Kirkland & Ellis.
  10.1    --   Management Services Agreement dated as of September 30, 1998 between the Company and Cornerstone Equity Investors, LLC
                 ("Management Services Agreement").
  10.2    --   Amendment to Management Services Agreement dated November
                 23, 1998.
  10.3    --   Credit Agreement dated as of September 30, 1998 by and among the Company, various financial institutions, DLJ Capital
                 Funding, Inc. and The First National Bank of Chicago.
  10.4    --   Securities Purchase Agreement dated as of September 30, 1998 among True Temper Corporation and the Purchase Party
                 thereto.
  12.1    --   Statement of Ratio of Earnings to Fixed Charges.
  23.1    --   Consent of Ernst & Young, LLP.
  23.2    --   Consent of Kirkland & Ellis (included in Exhibit 5.1).
  24.1    --   Powers of Attorney (included in Signature page).
  25.1    --   Statement of Eligibility of Trustee on Form T-1.
  27.1    --   Financial Data Schedule.
  99.1    --   Form of Letter of Transmittal.
  99.2    --   Form of Letter of Notice of Guaranteed Delivery.
  99.3    --   Form of Tender Instructions.